As confidentially submitted to the Securities and Exchange Commission on August 5, 2013 pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Mazor Robotics Ltd.
(Exact name of registrant as specified in its charter)

State of Israel	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mazor Robotics Ltd.
7 HaEshel Street
Caesarea Industrial Park South
38900 Israel
Tel: +972-4-618-7101
(Address, including zip code, and telephone number,
 including area code, of registrant’s principal executive offices)
Mazor Robotics Inc. 2711 Centerville Rd., Suite 400, Wilmington, New Castle, DE 19808 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Oded Har-Even Edwin L. Miller Jr. Howard E. Berkenblit Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: 212.660.5000	Barak Luchtenstein, Adv. Yuval Beer, Adv. CBLS Law Offices 5 Azrieli Center Square Tower, 35th Floor Tel Aviv 6702501, Israel Tel: +972-3-7188700 Fax: +972-3-7188701

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee (3)
Ordinary Shares, par value NIS 0.01 per share (1)	$	$
___________________

(1) The Ordinary Shares will be represented by American Depositary Shares (“ADSs”), each of which currently represents two Ordinary Shares. A separate Registration Statement on Form 20-F (Registration No. 333-188511) has been filed for the registration of ADSs evidenced by American Depositary Receipts issuable upon deposit of the Ordinary Shares.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(3) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 5, 2013

PROSPECTUS

American Depositary Shares

Representing Ordinary Shares

We are offering               American Depositary Shares, or ADSs. Each ADS represents two of our ordinary shares, par value NIS 0.01, or Ordinary Shares.

Our ADSs, which are evidenced by American Depositary Receipts, are quoted on the NASDAQ Capital Market, or NASDAQ, under the symbol “MZOR.” On            , 2013, the last reported trading price of our ADSs on NASDAQ was $     per ADS.

Our Ordinary Shares currently trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “MZOR.”  On       , 2013, the last reported trading price of our Ordinary Shares on TASE was NIS       , or $         per share (based on the exchange rate reported by the Bank of Israel on such date).

As an “emerging growth company,” we are eligible for reduced public company reporting requirements.  See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 11 of this prospectus.

	Per ADS	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

_____________ (1) We refer you to “Underwriting” beginning on page 141 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriters the option to purchase up to            additional ADSs on the same terms and conditions set forth above if the underwriters sell more than              ADSs in this offering.

Neither the Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs evidenced by the ADRs on or about                           , 2013.

[Bankers]
_________________

Prospectus dated         , 2013

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. We are offering to sell our ADSs, and seeking offers to buy our ADSs, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

For investors outside of the United States: No action has been taken that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

ABOUT THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, references to:

•	“Mazor Robotics”, “Mazor,” the “Company”, the “registrant”, “us”, “we” and “our” refer to Mazor Robotics Ltd., an Israeli company, and, unless the context indicates otherwise, the Subsidiary;
•	“Ordinary Shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.01 per share;
•	“Dollars”, “U.S. dollars”, “U.S. $” and “$” are to the lawful currency of the United States;
•	“Shekels” and “NIS” are to New Israel Shekels, the lawful currency of the State of Israel;
•	“Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;
•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	“FDA” are to the United States Food and Drug Administration;
•	“IRS” are to the United States Internal Revenue Service;
•	“OCS” are to Israel's Office of the Chief Scientist of the Ministry of Industry, Trade and Labor;
•	“SEC” are to the United States Securities and Exchange Commission;
•	“Securities Act” are to the Securities Act of 1933, as amended;
•	“Subsidiary” are to Mazor Robotics, Inc., a Delaware corporation, and a wholly owned subsidiary of Mazor; and
•	“TASE” are to the Tel Aviv Stock Exchange.

MARKET AND INDUSTRY DATA

    This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ADSs. Before you decide to invest in our ADSs, you should read the entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto appearing elsewhere in this prospectus. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of NIS3.566 to US$1.00, the exchange rate reported by the Bank of Israel on July 31, 2013.

Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is in robotic, computerized and imaging-based systems, primarily in the field of spine surgery. Our Renaissance Surgical Guidance System, or Renaissance, enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our FDA-cleared and CE-marked Renaissance system is used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Renaissance system and its predecessor have been used in over 5,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Renaissance system has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver value to hospitals and payors. Our total revenue grew from $0.6 million in 2008 to $12.2 million in 2012, representing a compound annual growth rate of 114%, and grew from $2.4 million in the first quarter of 2012 to $4.9 million in the first quarter of 2013.

The key elements of the Renaissance System include our RBT Device, a portable, computer-controlled Stewart platform that spatially positions and orients surgical tools, our Renaissance Work Station, a mobile workstation that houses our proprietary software, and multiple mounting platforms we have designed to serve as an interface between the patient and the RBT Device. Our Renaissance system enables spine surgeons to perform procedures with a higher degree of accuracy and precision. A pre-operative plan for each patient is developed by the surgeon using our proprietary software based on a standard three-dimensional, or 3D, computed tomography image. The surgeon performs the procedure using surgical tools attached to the RBT Device and is guided by the RBT Device to a precise location and trajectory along the spine in accordance with the pre-operative plan. At the beginning of the surgical procedure, an automatic 3D synchronization process independently registers the location of the system relative to the position of the patient’s spine and the pre-operative plan. Unlike conventional robotic surgery, where the robot performs the procedure guided by the surgeon, the Renaissance system guides the surgeon who performs the procedure in accordance with the pre-operative plan.

Renaissance and its predecessor have been used in over 5,000 spine surgeries at over 50 medical centers worldwide, and involving over 35,000 implants sourced from multiple manufacturers. Renaissance is FDA – cleared, CE – marked and has regulatory clearances in several other markets, including Russia, India and Australia. Mazor Robotics' products are active in ten countries, with nine distributors representing it in 16 countries.

In August 2007, we completed our initial public offering in Israel, and our Ordinary Shares have since been traded on the TASE, under the symbol “MZOR.”  In May 2013, our ADSs represented by American Depositary Receipts, or ADRs, commenced trading on NASDAQ  under the trading symbol “MZOR” through The Bank of New York Mellon, or BNY Mellon.   Each ADS represents two of our Ordinary Shares.

The Limitations of Current Spine Procedures

Treatment alternatives for spine disorders range from non-operative conservative therapies to surgical interventions. Conservative therapies include bed rest, medication and physical therapy. Surgical treatments for spine disorders can be instrumented, which include the use of implants, or non-instrumented, which forego the use of any such implants. The most common instrumented treatment is spinal fusion, where two or more adjacent vertebrae are fused together with implants to restore disc height and provide stability.

Although minimally invasive techniques have been widely adopted in many fields of surgery, they have had limited adoption in spine surgery. We believe that the principal barriers to the adoption of minimally invasive techniques for spine surgery are:

•	restricted or even no line-of-sight at the anatomical site;

•	increased intraoperative use of X-ray radiation;

•	cumbersome handling of surgical instruments;

•	dependence on two-dimensional imaging for three-dimensional surroundings; and

•	limited operating space.

As a result, the majority of spine surgeries are performed freehand. According to a study published in Spine, 87% of spine surgeries were performed freehand. Although this type of surgery allows for direct visualization of the anatomy, open surgeries may result in:

•	increased procedure-related blood loss, pain and scarring at the incision site;

•	increased likelihood of complications, such as infections;

•	slower recovery times and longer post-operative hospital stays; and

•	undesirable aesthetic outcomes.

The Mazor Robotics Solution

Our Renaissance system enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. It has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver value to hospitals and payors. We believe our Renaissance system offers the following benefits to patients, surgeons and hospitals:

Reproducible Precision and Accuracy. The Renaissance system significantly increases the level of placement accuracy over freehand surgery. A 14-center study involving 635 patients published in the journal Spine demonstrated 98.3% placement accuracy of the spinal implants guided with our Renaissance system. By comparison, the scientific literature on placement accuracy varies, but a meta-analysis of 12,299 thoracolumbar screws, published in Spine, demonstrated 90.3% placement accuracy in freehand surgeries.

Use in a Variety of Procedures. While Renaissance is often used for conventional or routine spinal surgeries, the system is particularly advantageous in complex spinal procedures, such as the correction of scoliosis and other spinal deformities, long fusions and repeat/revision surgery. Precision and planning is of particular importance in complex procedures where accuracy and precision are a challenge for even the most experienced surgeons.

Reduced Exposure to Radiation. Spine surgeries, particularly minimally invasive surgeries, require the use of high levels of X-ray imaging, and exposes surgeons and patients to harmful radiation. The use of our Renaissance system significantly reduces the need for X-ray imaging during the surgery and provides for a safer overall surgical environment.

Ease of Use. Renaissance leverages and complements the surgical skills and techniques already familiar to the surgeon. This familiarity in approach combined with greater accuracy and precision accelerates the learning curve, making it usable by surgeons with a broad range of training and skills.

Reduced Costs. We believe the use of the Renaissance system results in reduced hospital stays due to faster recovery times, lower rates of complications and a higher level of patient satisfaction.

Clinical Differentiation. We believe the benefits mentioned above will help surgeons and hospitals differentiate themselves, attracting more patients to seek medical care from them, over competitors offering less innovative and accurate alternatives.

Our Strategy

Our goal is to continue to drive sales of our Renaissance system and generate recurring revenues through sales of disposable products and service contracts by establishing our Renaissance system as the standard-of-care in the eyes of surgeons, patients and medical facilities. We believe that we can achieve this objective by working with hospitals to demonstrate the key benefits of our Renaissance system. Our strategy includes the following key elements:

•	Continue to commercialize Renaissance.

•	Drive utilization of our installed Renaissance systems.

•	Demonstrate the clinical and financial value proposition of Renaissance.

•	Invest in research and development.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our ADSs. In particular, our risks include, but are not limited to, the following:

•	We are a small emerging growth company, and we have incurred significant losses since our inception.

•	We depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability.

•	Medical device development is costly and involves continual technological change, which may render our current or future products obsolete.

•
If we, or the other parties from whom we license intellectual property, are unable to secure and maintain patent or other intellectual property protection for the intellectual property used in our products, our ability to compete will be harmed.  If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ADSs held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings and if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

The JOBS Act permits an "emerging growth company" like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Corporate History and Information

We are a public limited liability company and operate under the provisions of the Israeli Companies Law.

Our registered office and principal place of business are located at 7 HaEshel St., Caesarea Industrial Park South, 38900, Israel.  Our telephone number in Israel is +972 -4-618 7100.  Our website address is www.mazorrobotics.com.  The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

Our wholly owned subsidiary, Mazor Robotics Inc. has been appointed as our agent in the United States, and its registered office is located at 2711 Centerville Rd., Suite 400, Wilmington, New Castle, DE 19808.

THE OFFERING

ADSs offered by us:	ADSs representing Ordinary Shares
ADSs to be outstanding immediately after this offering:	ADSs
Ordinary shares to be outstanding immediately after this offering:	Ordinary Shares (including ordinary shares represented by outstanding ADSs)
The ADSs:
Each ADS represents two of our Ordinary Shares, par value NIS 0.01.  The ADSs are evidenced by an American Depositary Receipt, or ADR.
The depositary will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.
To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.”  We also encourage you to read the deposit agreement, which will be filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds:
We estimate that we will receive net proceeds, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, of approximately $             million from the sale by us of ADSs in this offering, based on an assumed public offering price of $         per ADS, the last reported sale price of our ADSs on NASDAQ on               , 2013.
We intend to use the net proceeds from this offering for our operations and for other general corporate purposes, including, but not limited to, working capital, intellectual protection and enforcement, capital expenditures, investments, acquisitions or collaborations, research and development, and product development.
See “Use of Proceeds” on page 43.

Depositary:	The Bank of New York Mellon.
Risk factors:	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
NASDAQ Capital Market symbol and Tel Aviv Stock Exchange symbol:	“MZOR”

The number of Ordinary Shares to be outstanding immediately after this offering as shown above assumes that all of the ADSs offered hereby are sold and is based on             Ordinary Shares outstanding as of March 31, 2013, but does not include the following:

•
As of March 31, 2013, an additional                of our Ordinary Shares issuable upon the exercise of outstanding options, of which               are vested and                 are unvested, at a weighted average exercise price of $         per ordinary share.

•	As of March 31, 2013, an additional Ordinary Shares issuable upon the exercise of outstanding warrants, at $ per ordinary share.

Except as otherwise noted, all information contained in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to an additional ADSs in this offering;

•	assumes no exercise of outstanding options or warrants; and

•	assumes a public offering price of $ per ADS, the last reported sale price of our ADSs on NASDAQ on , 2013.

SUMMARY FINANCIAL DATA

The summary consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of operations data for the fiscal years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011, have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations data for fiscal year ended on December 31, 2009, and the selected consolidated balance sheet data as of December 31, 2010 have been derived from other audited consolidated financial statements not included herein. The selected consolidated statement of operations data for year ended December 31, 2008, and the selected consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from other unaudited consolidated financial statements not included herein. We derived the selected consolidated financial data as of and for the three months ended March 31, 2013 and March 31, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus.  The selected consolidated financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements, and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.  Our historical fiscal year and interim results are not necessarily indicative of results to be expected for future periods.  Additionally, and as explained in Note 2B to the December 31, 2012 consolidated financial statements, the Company determined that its functional currency had changed in September 2012 from NIS to U.S. dollars.

(in thousands except net loss per share data)	Years Ended December 31,					Three Months Ended March 31,
	2012	2011	2010	2009	2008	2013	2012
Statements of Operations Data
Revenue	$12,175	$5,904	$3,973	$1,363	$584	$4,906	$2,443
Cost of sales	$2,893	$1,879	$961	$473	$438	$950	$601
Gross profit	9,282	4,025	3,012	890	146	3,956	1,842
Operating costs and expenses:
Research and development, net	$2,760	$3,062	$2,292	$1,382	$1,936	$928	$599
Selling and Marketing	$8,887	$6,990	$4,592	$2,461	$2,615	$3,109	$1,910
General and administrative	$1,845	$1,639	$1,424	$1,184	$1,456	$575	$446
Total operating costs and expenses	$13,492	$11,691	$8,308	$5,027	$6,007	$4,612	$2,955
Loss from operations	$(4,210)	$(7,666)	$(5,296)	$(4,137)	$(5,861)	$(656)	$(1,113)
Net loss	$(7,064)	$(7,782)	$(5,773)	$(4,340)	$(5,531)	$(10,592)	$(1,253)
Net loss attributable to ordinary shareholders	$(7,064)	$(7,782)	$(5,773)	$(4,340)	$(5,531)	$(10,592)	$(1,253)
Net loss per share – basic and diluted attributable to ordinary shareholders	$(0.29)	$(0.36)	$(0.29)	$(0.28)	$(0.39)	$(0.36)	$(0.06)
Weighted average ordinary shares outstanding – basic and diluted	24,011	21,815	19,717	15,280	14,153	29,241	22,178
Pro forma net loss per share – basic and diluted attributable to ordinary shareholders (1)
Pro forma weighted average ordinary shares outstanding – basic and diluted

(in thousands)	As of March 31,
	2013
	Actual	As Adjusted (1)(2)
Balance Sheet Data:
Cash and cash equivalents	$13,744	$
Short-term investments	$1,370	$
Total assets	$21,797	$
Total non-current liabilities	$14,201	$
Accumulated deficit	$(62,598)	$
Total shareolders’ equity	$2,424	$

_____________________
(1)	Gives effect to the ADSs offered by us in this offering assuming this offering was consummated at the beginning of the referenced period.

(2)
A $1.00 increase (decrease) in the assumed public offering price of $      per ADS would increase (decrease) the pro forma amount of each of cash and cash equivalents and total stockholders’  equity by approximately $     million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts.

RISK FACTORS

    You should carefully consider the risks described below, together with all of the other information contained herein. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our shares could decline.

Risks Related to Our Business

We are a small emerging growth company, and we have incurred significant losses since our inception.

We are a small emerging growth company. The future success of our business depends on our ability to continue to develop and obtain regulatory clearances or approvals for innovative and commercially successful products in our field, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to establish our sales and marketing force, generate product sales and control costs, all of which we may be unable to do. Our limited operating history also limits your ability to make a comparative evaluation of us, our products and our prospects.

We have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $7.1 million for the year ended December 31, 2012, and a net loss of $10.6 million for the quarter ended March 31, 2013. As of December 31, 2012, we had total shareholders’ equity of $12.8 million and cash and cash equivalents and short term investment of approximately $17 million. As of March 31, 2013, we had total shareholders’ equity of $2.4 million and cash and cash equivalents and short term investment of approximately $15.1 million.  Our accumulated deficit as of March 31, 2013 was  $62.6 million.  We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the spine and neurosurgery products market, continue our commercialization of Renaissance, expand its adoption and clinical implementation, and continue to develop the corporate infrastructure required to sell and market our products. Our losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our shareholders’ equity and working capital and could result in a decline in our share price or cause us to cease operations.

We cannot assure investors that our existing cash and short-term investment balances will be sufficient to meet our future capital requirements.

We believe our existing cash, cash equivalents, short-term investment balances, and interest income we earn on these balances, if any, will be sufficient to meet our anticipated cash requirements through at least the next twelve months. To the extent our available cash, cash equivalents and short-term investment balances are insufficient to satisfy our operating requirements, we will either need to seek additional sources of funds, including selling additional equity or debt securities or entering into a credit facility, or to modify our current business plan. However, we may be unable to obtain additional financing. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all of our current and planned research, development and commercialization activities. We also may have to reduce marketing, customer service or other resources devoted to our products. Any of these actions could materially harm our business and results of operations. Even if we are able to continue to finance our business, the sale of additional equity and debt securities may result in dilution to our current shareholders or may require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our Ordinary Shares and could contain covenants that could restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all.

We depend on the success of one product for our revenue, which could impair our ability to achieve profitability.

We expect to derive most of our revenue from sales of Renaissance, recurring sales of disposable products required to use Renaissance in each surgical procedure, and service plans that are sold with Renaissance. Our future growth and success is dependent on successfully increasing the commercialization of Renaissance.  If we are unable to achieve increased commercial adoption of Renaissance, obtain regulatory clearances or approvals for future products, or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected and we would not become profitable. If adverse economic, industry or regulatory events or changes occur, we may have to write-off inventory as obsolete, which could negatively impact our business and revenue.

If surgeons and hospitals do not broadly adopt the concept of computer assisted spine surgeries and do not perceive such technology and related products as valuable and having significant advantages over the current “freehand” standard-of-care procedures, patients will be less likely to accept or be offered surgery with Renaissance, and we will fail to meet our business objectives.

Surgeons’ and hospitals’ perceptions of our technology having significant advantages are likely to be based on a determination that, among other factors, our products are safe, reliable, cost-effective and represent acceptable methods of treatment. Even if we can prove the clinical value of Renaissance through continued clinical use, surgeons may elect not to use our current and future Renaissance solutions for any number of other reasons. For example, surgeons may continue to operate freehand simply because such surgeries are already widely accepted. In addition, surgeons may be slow to adopt our current and future Renaissance solutions because of the perceived liability risks arising from the use of new products. Surgeons may not accept our current and future Renaissance solutions if we fail to maintain an acceptable level of product reliability or if we encounter regulatory approval or compliance issues. Hospitals may not accept Renaissance because of the capital expense, which may represent a significant portion of a hospital’s capital budget. Renaissance may not be cost-efficient if hospitals are not able to perform a significant volume of procedures using it.

If our current and future Renaissance solutions fail to achieve increased market acceptance for any of these or other reasons or if we are not successful in enforcing the contractual commitment to purchase disposable products exclusively from us, we will not be able to generate the revenue necessary to develop a sustainable, profitable business.

Our clinical data is largely based on a predecessor product to Renaissance, which may make patients, surgeons and hospitals reluctant to accept or purchase Renaissance.

We believe that patients, surgeons and hospitals will only accept and/or purchase our products if they believe that Renaissance is a safe and effective procedure with advantages over competing products and conventional freehand procedures. To date, we have collected only limited clinical data with which to assess Renaissance’s clinical value.  From 2005 to date, over 5,000 SpineAssist (our predecessor to Renaissance) and Renaissance procedures have been performed. As Renaissance is based on the same core technology as SpineAssist, we believe that the performance is equivalent and the clinical results, such as accuracy studies of SpineAssist, are analogous to both systems.   Empirical performance experience and preliminary independent studies have verified this assumption.

If future publications of clinical studies indicate that surgery with Renaissance is a less safe or less effective procedure than freehand surgeries or other computer-assisted options, patients may choose not to undergo, and surgeons may choose not to use, Renaissance. Furthermore, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction. The FDA could also rescind our marketing clearances if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects. See “Risk Factors - Risks Related to Regulatory Compliance.”

We depend on key employees, and if we fail to attract and retain employees with the expertise required for our business and to provide for the succession of senior management, we cannot grow or achieve profitability.

We are dependent on members of our senior management, in particular Ori Hadomi and Eliyahu Zehavi. Our future success will depend in part on our ability to retain our management and scientific teams, to identify, hire and retain additional qualified personnel with expertise in research and development and sales and marketing, and to effectively provide for the succession of senior management. Competition for qualified personnel in the medical device industry is intense and finding and retaining qualified personnel with experience in our industry is very difficult. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, particularly in Israel, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as research institutions. It is often difficult to hire and retain these persons, and we may be unable to replace key persons if they leave or to fill new positions requiring key persons with appropriate experience. A significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel.

We do not maintain life insurance on any of our personnel. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

Specifically, Christopher Sells, our Vice President of Sales, United States, is a named defendant in two proceedings arising out of the announcement in October 2009 by Hansen Medical Inc., or Hansen, that it would restate certain of its financial results.  Mr. Sells was Senior Vice President of Commercial Operations of Hansen at the time of the announcement.  A putative class action was filed against Hansen, Mr. Sells and three other former officers alleging violations of federal securities laws.  The SEC initiated a civil enforcement action against Mr. Sells and another former Hansen employee who is also currently employed by us that seeks civil penalties, injunctive relief against future violations of the federal securities laws and an order barring Mr. Sells from serving as an officer or director of a public company.  These actions are currently scheduled for trial in March 2014.  Mr. Sells has asserted various affirmative defenses in both cases and intends to defend himself vigorously. If Mr. Sells is barred from serving as an officer of a public company, he will not be able to continue as our Vice President of Sales, United States, which may impact out future sales in the United States.

Adverse changes in economic conditions and reduced spending on innovative medical technology may adversely impact our business.

The purchase of Renaissance is discretionary and requires our customers to make significant initial commitments of capital and other resources. In addition, purchase of Renaissance requires a commitment to purchase exclusively from us other products and services, including our single-use disposable components. Continuing weak economic conditions or a reduction in healthcare technology spending even if economic conditions improve, could adversely impact our business, operating results and financial condition in a number of ways, including by causing longer sales cycles, lower prices for our products and services, and reduced unit sales.

Current credit and financial market conditions could delay or prevent our customers from obtaining financing to purchase or lease system, which would adversely affect our business, financial condition and results of operations.

Due to the continued tightening of credit markets in the recent past and concerns regarding the availability of credit, both domestically and abroad, our customers and overseas distributors may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases or leases of Renaissance. These delays may in some instances lead to our customers or overseas distributors postponing the shipment and installation of previously ordered systems, cancelling their system orders, or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our product sales and revenues and, therefore, harm our business and results of operations.

Negative worldwide economic conditions and the long lead times required by certain suppliers could prevent us from accurately forecasting demand for our products, which could adversely affect our operating results.

The continued negative worldwide economic conditions and market instability makes it increasingly difficult for us, our customers, our overseas distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order and/or produce excess products that can increase our inventory carrying costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand for our products and a resulting material loss of potential revenue.

In addition, certain of our suppliers may require extensive advance notice of our requirements in order to produce products in the quantities we desire. This long lead time, which can be up to six months,  may require us to place orders far in advance of the time when certain products will be offered for sale, thereby also making it difficult for us to accurately forecast demand for our products, exposing us to risks relating to shifts in consumer demand and trends and adversely affecting our operating results.

Because of the numerous risks and uncertainties associated with the development of medical devices, including future versions of Renaissance, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market.

Our future capital requirements will depend on many factors, including but not limited to the following:

•	the revenue generated by sales of our current and future products;

•	our ability to manage our inventory;

•	the expenses we incur in selling and marketing our products and supporting our growth;

•	the costs and timing of regulatory clearance or approvals for new products or upgrades or changes to our current products;

•	the rate of progress, cost, and success or failure of on-going development activities;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;

•	the terms and timing of any collaborative, licensing, or other arrangements that we may establish;

•	the acquisition of businesses, products and technologies; and

•	general economic conditions and interest rates, including the continuing weak conditions.

Our reliance on third-party suppliers, including single source suppliers, for most of the components of Renaissance could harm our ability to meet demand for our products in a timely and cost effective manner.

We rely on third-party suppliers to manufacture and supply almost all of the components used in Renaissance, including a number of single source suppliers to provide us with many of the major components of  Renaissance.  We currently do not have long-term contracts with most of our suppliers. As a result, some of our suppliers are not required to provide us with any guaranteed minimum production levels, and we cannot guarantee that we will be able to obtain sufficient quantities of key components in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

•
Our suppliers may encounter financial hardships as a result of unfavorable economic and market conditions unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

•
Suppliers may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods, or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in supplying of our products to our customers;

•	Newly identified suppliers may not qualify under the stringent regulatory standards to which our business is subject;

•
We or our suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

•	We may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	We may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

•	We or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

•
Our suppliers may be subject to allegations by other parties of misappropriation of proprietary information in connection with their supply of products to us, which could inhibit their ability to fulfill our orders and meet our requirements;

•	Fluctuations in demand for products that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

•	Our suppliers may wish to discontinue supplying components or services to us (e.g., for risk management reasons); and

•	We may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable.

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted. If we are unable to satisfy commercial demand for Renaissance or for our single-use disposable components in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use alternative products. In addition, we could be forced to secure new or alternative components through a replacement supplier. Securing a replacement supplier could be difficult, especially for complex components such as Renaissance components that are manufactured in accordance with our custom specifications. The introduction of new or alternative components may require design changes to our system that are subject to FDA and other regulatory clearances or approvals. We may also be required to assess the new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation and experience an adverse effect on our business and financial results.

 We have limited sales and marketing experience and capabilities, which could impair our ability to achieve profitability.

To reach our revenue targets, we need to expand and strengthen our U.S. direct sales force and our foreign sales channels. Developing a sales and marketing infrastructure is expensive and time consuming and an inability to develop such an organization in a timely manner could delay the successful adoption of our products. Additionally, any sales and marketing organization that we develop may be competing against the experienced and well-funded sales and marketing infrastructure of some of our competitors. We will face significant challenges and risks in developing our sales and marketing organization, including, among others:

•	our ability to recruit, train and retain adequate numbers of qualified sales and marketing personnel;

•	the ability of sales personnel to obtain access to surgeons and persuade adequate numbers of hospitals to purchase our products;

•	costs associated with hiring, maintaining and expanding a sales and marketing organization; and

•	government scrutiny with respect to promotional activities in the healthcare industry both domestically and abroad.

We believe that to sell and market our products effectively, we must establish a compelling clinical and commercial offering with our products. However, potential customers (e.g., surgeons and hospitals) sometimes have long-standing relationships with large, better known companies that dominate the medical devices industry through collaborative research programs and other relationships. Because of these existing relationships, some of which may be contractually enforced, surgeons and hospitals may be reluctant to adopt Renaissance, particularly if it competes with or has the potential to compete with or diminish the need/utilization of products supported through their own collaborative research program or by these existing relationships. Even if these surgeons and hospitals purchase Renaissance, they may be unwilling to enter into collaborative relationships with us to promote joint marketing programs or to provide us with clinical and financial data.

We face competition from large, well-established medical device companies that are likely to launch new navigation or robotic–based products, as well as new techniques and devices for minimally invasive approaches in spine surgeries.

Large, well-established medical device companies, such as Medtronic Inc., Stryker Corporation, and Brainlab AG, have navigation-based products with applications for spine surgeries that have a relatively low market share but which could be further developed and marketed with greater success. Other companies, including Intuitive Surgical Inc., IMRIS Inc. and Mako Surgical Corp., have developed robotic devices for use in other parts of the human anatomy that could be modified or improved to better compete in the spine surgery market.  Even if these companies currently do not have an established presence in our fields, they may attempt to enter our markets and to apply their technologies to compete directly with us.  For example, Intuitive Surgical’s da Vinci® robot has been clinically applied in several medical centers to perform anterior-approach spine surgeries.

While we are unaware of any current computer-assisted product or robotic-device that could directly compete with Renaissance at this time in the spine surgery market, it is likely that at some point there will be new market entrants. Many medical device competitors enjoy competitive advantages over us, including:

•	significantly greater name recognition;

•	longer operating histories;

•	established exclusive relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Medical device development is costly and involves continual technological change, which may render our current or future products obsolete.

Innovation is rapid and continuous in the medical device industry, and our competitors in the medical device industry make significant investments in research and development.  If new products or technologies emerge that provide the same or superior benefits as our products at equal or lower cost, they could render our products obsolete or unmarketable. Because our products can have long development and regulatory clearance or approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. In addition, we face increasing competition from well-financed medical device companies in our attempts to acquire such new technologies, products and businesses. As a result, we cannot be certain that our products will be competitive with current or future products and technologies.

Our success depends, in part, on our ability to enter the brain-surgery market, and this market has significant barriers to entry.

Computer-assisted surgeries are the accepted standard-of-care in brain procedures, and stereotactic frames and frameless navigation devices have dominated this market for almost two decades. In recent years, new robotic devices, such as Medtech’s Rosa, have been used in brain surgery and are gaining acceptance, though still not prevalent and in very early stages. Some products will compete directly with Renaissance. As a result, we cannot be certain that surgeons will use our products or that our products will be competitive with current or future products and technologies. If we are unable to penetrate the brain-surgery market, we may not be able to generate the revenue necessary to develop a sustainable, profitable business.

We may encounter problems or delays in the assembly of our products or fail to meet certain regulatory requirements.

The current and intended future versions of  Renaissance are complex and require the integration of a number of separate components and processes. To become profitable, we must assemble and test Renaissance in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products on a commercial scale will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

•	managing production yields;
•	maintaining quality control and assurance;

•	providing component and service availability;

•	hiring and retaining qualified personnel; and

•	complying with state, federal and foreign regulations.

If we are unable to satisfy commercial demand for our Renaissance system due to our inability to assemble and test the system in compliance with applicable regulations, our business and financial results, including our ability to generate revenue, would be impaired, market acceptance of our products could be materially adversely affected and customers may instead purchase or use competing products.

Any failure in our efforts to train surgeons or hospital staff adequately could result in lower than expected product sales and potential liabilities.

A critical component of our sales and marketing efforts is the training of surgeons and operating room staff to properly use Renaissance. We rely on surgeons and hospital staff to devote adequate time to learn to use our products. Convincing surgeons and hospital staff to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot assure that we will be successful in these efforts. If surgeons or hospital staffs are not properly trained, they may misuse or ineffectively use our products. If nurses or other members of the hospital staff are not adequately trained to assist in using our Renaissance system, surgeons may be unable to use our products. Insufficient training may result in reduced system use, unsatisfactory patient outcomes, patient injury and related liability or negative publicity, which could have an adverse effect on our product sales or create substantial potential liabilities.

We will likely continue to experience extended and variable sales cycles, which could cause significant variability in our results of operations for any given quarter.

    Our Renaissance system has a lengthy sales cycle because it is a major piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals’ budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. As a result, a relatively small number of units are currently installed each quarter. We estimate that the sales cycle of Renaissance will continue to take between nine and eighteen months from the point of initial identification and contact with a qualified surgeon until closing of the purchase with the hospital. In addition, the introduction of new products could adversely impact our sales cycle as customers take additional time to assess them. Because of the lengthy sales cycle, the unit price of Renaissance and the relatively small number of systems installed each quarter, each installation of a Renaissance system can represent a significant component of our revenue for a particular quarter, particularly in the near term and during any other periods in which our sales volume is relatively low.

    Certain factors that may contribute to variability in our operating results may include:

•	delays in shipments due, for example, to natural disasters or labor disturbances;

•	delays or unexpected difficulties in the manufacturing processes of our suppliers or in our assembly process;

•	timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;

•	timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;

•	changes in third-party coverage and reimbursement, changes in government regulation, or a change in a customer’s financial condition or ability to obtain financing; and

•	hospitals tend to group purchases at the beginning of their budgetary cycle, which is different among hospitals.

These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenue and substantial variation from our projections, particularly during the periods in which our sales volume is low. Moreover, many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. These and other potential fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

We may be subject to cost containment efforts by our customers, which could have an adverse impact on our sales, financial condition and results of operations.

Some of our customers and potential customers have joined group purchasing organizations in an effort to contain costs; these group purchasing organizations negotiate pricing arrangements with medical supply manufacturers and distributors and make these negotiated prices available to the group purchasing organization’s affiliated hospitals and other members.  If we fail to respond to the cost containment efforts of our customers and potential customers, we may lose sales or face downward pricing pressure, which could result in an adverse impact on our financial condition and results of operations.

If we receive a significant number of warranty claims or our Renaissance system units require significant amounts of service after sale, our costs will increase and our business and financial results will be adversely affected.

Sales of the our Renaissance system generally include a warranty and maintenance obligation on our part for services for a period of twelve months from the date Renaissance is installed at a customer’s facility. We also provide technical and other services to customers beyond the warranty period pursuant to a supplemental service plan sold with each system. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance.

Software defects may be discovered in our products.

Our Renaissance system incorporates sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Because our products are designed to be used to perform complex surgical procedures, we expect that physicians and hospitals will have an increased sensitivity to the potential for software defects. We cannot assure you that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience:

•	loss of revenue;
•	delay in market acceptance of our products;
•	damage to our reputation;
•	additional regulatory filings;
•	product recalls;
•	increased service or warranty costs; and
•	product liability claims relating to the software defects.

We may be subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management’s attention and harm our business.

Our business exposes us to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products, particularly those used in surgery. We may be held liable if our products cause injury or death or are found otherwise unsuitable or defective during usage. Renaissance incorporates mechanical and electrical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

 If any of our products are defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we may voluntarily or involuntarily undertake an action to remove, repair, or replace the product at our expense. In some circumstances we will be required to notify regulatory authorities of an action pursuant to a product failure. We are also required to submit a Medical Device Report, or MDR, to the FDA for any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

A required notification to a regulatory authority or a failure to make a timely required notification could result in an investigation by regulatory authorities of our products, which could in turn result in field corrective actions, restrictions on the sale of the products, and civil or criminal penalties. In addition, because our products are designed to perform complex surgical procedures, defects could result in a number of complications, some of which could be serious and could cause significant harm to the patient or even cause death. The adverse publicity resulting from any of these events could cause surgeons or hospitals to review and potentially terminate their relationships with us.

The medical device industry has historically been subject to extensive litigation over product liability claims. We anticipate that as part of our ordinary course of business we will be subject to product liability claims alleging defects in the design, manufacture or labeling of our products. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

If coverage or reimbursement from third-party payors for procedures in which Renaissance is used, namely spinal fusions, is decreased or limited, hospitals may not purchase Renaissance and surgeons may perform fewer spinal fusions, which would harm our business and financial results.

Our ability to successfully commercialize Renaissance depends significantly on the availability of coverage and reimbursement for thoracic-lumbar spinal fusion procedures from third-party payors, including governmental programs such as Medicare and Medicaid, as well as private insurance and private health plans. Reimbursement is a significant factor considered by hospitals in determining whether to acquire new capital equipment such as our technology. Although our customers have been successful in obtaining coverage and reimbursement for procedures using our products, we cannot be assured that procedures using our technology will be covered or reimbursed by third-party payors in the future or that such reimbursements will not be reduced to the extent that they will adversely affect capital allocations for purchase of our Renaissance system.

As part of healthcare reform and other cost containment initiatives, the U.S. Congress may pass legislation impacting coverage and reimbursement for healthcare services, including Medicare reimbursement to physicians and hospitals. Many private third-party payors look to Medicare’s coverage and reimbursement policies in setting their coverage policies and reimbursement amounts. If the Centers for Medicare & Medicaid Services, or CMS, the federal agency that administers the Medicare program, or Medicare contractors limit payments to hospitals or surgeons for thoracic-lumbar spinal fusion surgeries, private payors may similarly limit payments. In addition, state legislatures may enact laws limiting or otherwise affecting the level of Medicaid reimbursements. As a result, hospitals may not purchase Renaissance and surgeons may choose to decrease their volume of thoracic-lumbar spinal fusions, and, as a result, our business and financial results would be adversely affected.

Because hospitals receive a fixed reimbursement amount from Medicare for specified procedures or conditions, a hospital must absorb the cost of our products as part of the reimbursement payment it receives, which makes the hospital’s purchasing decisions more risky, particularly those related to expensive capital equipment.

Medicare pays acute care hospitals a prospectively determined amount for inpatient operating costs under the Medicare hospital inpatient prospective payment system, or PPS. Under the Medicare PPS, the prospective payment for a patient’s stay in an acute care hospital is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis related groups, or DRGs. CMS implemented a revised version of the DRG system that uses Medicare Severity DRGs, or MS-DRGs, instead of the DRGs which Medicare used previously. The MS-DRGs are intended to more accurately account for the patient’s severity of illness when assigning each patient’s stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient’s stay is assigned, regardless of the actual cost to the hospital of furnishing the procedures, items and services provided. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under the PPS for the specific costs incurred in purchasing medical devices, except under limited circumstances. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. Accordingly, a hospital must absorb the cost of our products as part of the payment it receives for the procedure in which the device is used. In addition, physicians that perform procedures in hospitals are paid a set amount by Medicare for performing such services under the Medicare Physician Fee Schedule. Medicare payment rates for both systems are established annually.

At this time, we do not know the extent to which hospitals and physicians would consider third-party reimbursement levels adequate to cover the cost of our products. Failure by hospitals and surgeons to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing or using our products and limit our sales growth. In addition, pre-determined MS-DRG payments or Medicare Physician Fee Schedule payments may decline over time, which could deter hospitals from purchasing our products or physicians from using them. If hospitals are unable to justify the costs of our products or physicians are not adequately compensated for procedures in which our products are utilized, they may refuse to purchase or use them, which would significantly harm our business.

Notwithstanding current or future FDA clearances, if granted, third-party payors may deny coverage and reimbursement if the payor determines that a therapeutic medical device is unnecessary, inappropriate, not cost-effective or experimental, or is used for a non-approved indication. Although we are not aware of any potential customer that has declined to purchase our Renaissance system based upon third-party payors’ coverage and reimbursement policies, cost control measures adopted by third-party payors may have a significant effect on surgeries performed using Renaissance or as to the levels of reimbursement.

Broad-based domestic and international government initiatives to reduce spending, particularly those related to healthcare costs, may reduce reimbursement rates for spinal surgery procedures, which will reduce the cost-effectiveness of our products.

Healthcare reforms, changes in healthcare policies and changes to third-party coverage and reimbursement, including recently enacted legislation reforming the U.S. healthcare system, may affect demand for our products and may have a material adverse effect on our financial condition and results of operations.  There can be no assurance that current levels of reimbursement will not be decreased in the future, or that future legislation, regulation, or reimbursement policies of third-party payors will not adversely affect the demand for our products or our ability to sell products on a profitable basis.

                The Patient Protection and Affordable Care Act, or “PPACA”, adopted in the United States in March 2010 and related regulations include new taxes impacting certain health-related industries, including medical device manufacturers.  Beginning in 2013, each medical device manufacturer will have to pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. This excise tax applies to our medical devices products. Other significant measures contained in PPACA include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies, initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted.  On August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021,  triggering the legislation’s automatic reduction to several government  programs. This includes reductions to Medicare  payments  to providers of 2% per fiscal year. On January  2, 2013,  President Obama signed into law the American Taxpayer Relief Act of 2012,  or the ATRA, which delayed for another two months  the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011.  On March 1, 2013,  the President signed an executive order implementing  sequestration, and on April 1, 2013, the 2% Medicare  payment  reductions went into effect. The ATRA also, among other things, reduced Medicare  payments  to several providers,  including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government  to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced  demand  for our products or additional pricing pressure.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by PPACA and the expansion of government’s role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by third-party payors for surgeries in which our products are used, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Changing models for the provision of healthcare may affect the cost-effectiveness of Renaissance.

All third-party payors, whether governmental or private, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs. These cost control methods include prospective payment systems, capitated rates, benefit redesigns, pre-authorization or second opinion requirements prior to major surgery, an emphasis on wellness and healthier lifestyle interventions and an exploration of other cost-effective methods of delivering healthcare. These cost control methods also potentially limit the amount which healthcare providers may be willing to pay for medical technology which could, as a result, adversely affect our business and financial results. In addition, no uniform policy of coverage and reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement for medical technology can differ significantly from payor to payor, and country to country.

We may attempt to acquire new products or technologies, and if we are unable to successfully complete these acquisitions or to integrate acquired businesses, products, technologies or employees, we may fail to realize expected growth.

Our success will depend, in part, on our ability to expand our product offerings and continue to offer the advanced computer assisted solutions for spine surgery and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through internal development. Successful acquisitions present a number of hurdles and risk, including:

•	The identification of suitable acquisition candidates can be difficult, time consuming and costly;

•	Integrating any acquisitions that we make into our operations is difficult, time consuming, and expensive, and may involve new regulatory requirements; and

•
Future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses, or other charges such as amortization of intangible assets, any of which could harm our business and materially adversely affect our financial results or cause a reduction in the price of our Ordinary Shares.

If we do not effectively manage our growth, we may be unable to successfully develop, market and sell our products.

In order to achieve our business objectives, we must continue to grow. Continued growth presents numerous challenges, including:

•	implementing appropriate operational and financial systems and controls;

•	expanding manufacturing and assembly capacity and increasing production;

•	developing our sales and marketing infrastructure and capabilities;

•	identifying, attracting and retaining qualified personnel in our areas of activity;

•	hiring, training, managing and supervising our personnel; and

•	continuous compliance with regulatory and quality assurance requirements.

We cannot be certain that our systems, controls, infrastructure and personnel will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and our business will be harmed.

If we are successful in our efforts to market and sell Renaissance outside of the United States, we will be subject to various risks relating to our international activities, which could adversely affect our business and financial results.

We are continuing to pursue international markets for the sale of our products and, as of March 31, 2013, there were 46 SpineAssist and Renaissance systems installed in the United States, Europe and Asia. As a result of these efforts and sales, we are exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales would most likely be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

•	approval of product submissions with healthcare systems outside the United States;

•	gathering the clinical data that may be required for product submissions with healthcare systems outside the United States;

•	import restrictions and controls and other government regulation relating to technology;

•	pricing pressures that we may experience internationally;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems;

•
compliance with existing and changing applicable foreign regulatory laws and requirements, including but not limited to the European Medical Device Directive (Council Directive 93/42/EEC), the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, and the U.K. Bribery Act;

•	foreign laws and business practices favoring local companies;

•	longer payment cycles; and

•	shipping delays.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention, resulting in harm to our business and financial results.

Our Renaissance system is used mainly for vertebral fixation procedures during thoracic-lumbar spinal fusion surgeries. Should the standard of care change and these procedures be abandoned as the treatment of choice for the current indications, it might negatively affect our business.

According to the Orthopedic Network News reported dated October 2012, about 360,000 thoracic-lumbar fusion surgeries were performed in the United States during 2012. These surgeries are the standard of care in several common spinal pathologies. However, new treatment methods continue to be innovated, such as motion preserving techniques and devices that might not be benefitted by the use of Renaissance during such surgical procedures. In such a case, the appeal to surgeons in using Renaissance could be diminished and have a negative effect on our business performance.

Risks Related to Our Intellectual Property

If we, or the other parties from whom we license intellectual property, are unable to secure and maintain patent or other intellectual property protection for the intellectual property used in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies used in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. Furthermore, we might in the future opt to license intellectual property from other parties. If we, or the other parties from whom we would license intellectual property, fail to obtain and maintain adequate patent or other intellectual property protection for intellectual property used in our products, or if any protection is reduced or eliminated, others could use the intellectual property used in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

U.S. patents and patent applications may be subject to interference proceedings, and U.S. patents may be subject to re-examination proceedings in the U.S. Patent and Trademark Office. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Any of these proceedings could result in loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, re-examination and opposition proceedings may be costly and time consuming, and we, or the other parties from whom we might potentially license intellectual property, may be unsuccessful in defending against such proceedings. Thus, any patents that we own or might license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may have claims narrowed during prosecution or may not result in patents being issued. Even if any of our pending or future applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

                Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, particularly in the field of medical products and procedures.

If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business. We also have taken precautions to initiate reasonable safeguards to protect our information technology systems. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. Our employees, consultants, contractors, outside clinical collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, other parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products.

The medical device industry is characterized by competing intellectual property and a substantial amount of litigation over patent and other intellectual property rights. In particular, the fields of orthopedic implants, computer-assisted surgery, or CAS, systems, and robotics are well established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have been issued patents and have filed patent applications which relate to the use of CAS.

Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of a patent litigation action is often uncertain. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas, our competitors or other parties may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the market for computer and robotic-assisted surgery grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. In certain situations, we may determine that it is in our best interests or their best interests to voluntarily challenge a party’s products or patents in litigation or other proceedings, including patent interferences or re-examinations. As a result, we may become involved in unwanted litigation that could be costly, result in diversion of management’s attention, require us to pay damages and force us to discontinue selling our products.

Infringement actions and other intellectual property claims and proceedings brought against or by us, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources.

We cannot be certain that we will successfully defend against allegations of infringement of patents and intellectual property rights of others. In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the other party’s patents or other intellectual property were upheld as valid and enforceable and we were found to infringe the other party’s patents or violate the terms of a license to which we are a party, we could be required to pay damages. We could also be prevented from selling our products unless we could obtain a license to use technology or processes covered by such patents or will be able to redesign the product to avoid infringement. A license may not be available at all or on commercially reasonable terms or we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time consuming and expensive. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed.

Our product development is limited by existing intellectual property owned by other companies. Our development of new generations of our products might depend on licensing of such intellectual property.

As we enhance our current product offerings and develop new ones, we may find it advisable or necessary to seek licenses from other parties who hold patents covering technology or methods necessary for the development of our products. If we cannot obtain these licenses, we could be forced to design around those patents at additional cost or abandon the product altogether. As a result, our ability to grow our business and compete in the market may be harmed.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.

Risks Related to Regulatory Compliance

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Our medical device products and operations are subject to extensive regulation by the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and various other federal, state and foreign governmental authorities. Government regulations and requirements specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing, labeling and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance or approval;

•	record keeping procedures;

•	advertising and promotions;

•	recalls and field corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

•	product import and export.

In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either premarket clearance under Section 510(k) of the FDCA, or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) marketing clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Bench tests, pre-clinical and/or clinical data are sometimes required to support substantial equivalence. The PMA approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant fees, unless exempt. The FDA’s 510(k) marketing clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) marketing clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA, until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

In the United States, our currently commercialized products have received pre-market clearance under Section 510(k) of the FDCA. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process. Although we do not currently market any devices under PMA, the FDA may demand that we obtain a PMA prior to marketing certain of our future products.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices.  The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. In addition, as part of FDASIA, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-approval.

Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations. The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

•	warning letters;

•	fines;

•	injunctions;

•	civil penalties;

•	termination of distribution;

•	recalls or seizures of products;

•	delays in the introduction of products into the market;

•	total or partial suspension of production;

•	refusal to grant future clearances or approvals;

•	withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and

•	in the most serious cases, criminal penalties.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, results of operations and financial condition.

Modifications to our currently FDA-cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing our current products until clearances or approvals are obtained.

Our Renaissance system has received marketing clearance from the FDA based on 510(k) applications. See “Business – Regulatory Requirements of the U.S. Food and Drug Administration.”  We have not been required by the FDA to obtain premarket approval, or PMA, nor to conduct any clinical trials in support of these applications. Modifications to our products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a PMA application, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. The latest 510(k) marketing clearance expands the indication for use of Renaissance to brain surgeries, an application which has not yet been commercially released. We may continue to make additional modifications in the future to Renaissance without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. It is expected that the FDA will introduce stringent new changes to existing policy and practices regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices.   Most recently, on July 9, 2012, the Food and Drug Administration Safety and Modernization Act, or FDASIA, was enacted which, among other requirements, obligates the FDA to prepare a report for Congress on the FDA’s approach for determining when a new 510(k) will be required for modifications or changes to a previously cleared device. After submitting this report, the FDA is expected to issue revised guidance to assist device manufacturers in making this determination. Until then, manufacturers may continue to adhere to the FDA’s 1997 guidance on this topic when making a determination as to whether or not a new 510(k) is required for a change or modification to a device, but the practical impact of the FDA’s continuing scrutiny of these issues remains unclear.  If the FDA disagrees with our past or future decisions not to seek a new 510(k) for changes or modifications to existing devices and requires new clearances or approvals, we may be required to recall and stop marketing our products as modified, which could require us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results.

Moreover, clearances and approvals are subject to continual review, and the later discovery of previously unknown problems can result in product labeling restrictions or withdrawal of the product from the market. The loss of previously received approvals or clearances, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current or future products.

The FDA's 510(k) clearances include a specification of a product's indication for use, and also authorize specific labeling and marketing claims and language in promotional materials for the U.S. market.  Failure to conform with the specific cleared labeling of our product or the use of the term Robot in our product or corporate promotional material would be considered mislabeling or off-label promotion which might lead to:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, refunds, detention or seizure of our products;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

•	refusing to provide Certificates for Foreign Government;

•	refusing to grant export approval for our products; or

•	pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and financial condition.

We may inadvertently breach government and contractual privacy laws and obligations.

In the course of performing our business, we obtain certain confidential patient health information, such as patient names and dates of Renaissance procedures.  In the event of an inadvertent disclosure, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, or subject to violation of contractual claims of customers.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

To be able to market and sell our products in most countries other than the United States, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals and the time required for regulatory review, vary from country to country. Clearance or approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval.  Obtaining and maintaining foreign regulatory approvals are expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market our products, on a timely basis, if at all. If we fail to obtain or maintain regulatory approval in any foreign country in which we plan to market our products on a timely basis, or at all, our ability to generate revenue will be harmed.

As we modify existing products or develop new products in the future, including new accessories, we apply for permission to affix to such products a European Union CE mark, which is a legal requirement for medical devices intended for sale in the European Union. In addition, we will be subject to annual regulatory audits in order to maintain those CE mark permissions. We do not know whether we will be able to continue to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union or other areas of the world that require CE marking for the marketing and distribution of medical devices.

If we or our third-party manufacturers or suppliers fail to comply with the FDA’s Quality System Regulation, our manufacturing operations could be interrupted and our product sales and operating results could suffer.

We and some of our third-party manufacturers and suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we or our distributors market our products abroad.  We continue to monitor our quality management in order to improve our overall level of compliance. Our facilities are subject to periodic and unannounced inspection by U.S. and foreign regulatory agencies to audit compliance with the QSR and comparable foreign regulations.  If our facilities or those of our manufacturers or suppliers are found to be in violation of applicable laws and regulations, or if we or our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

•	refusing to provide Certificates for Foreign Government;

•	refusing to grant export approval for our products; or

•	pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands, and could have a material adverse effect on our reputation, business, results of operations and financial condition. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Our products may in the future be subject to product actions that could harm our reputation, business operations and financial results.

Manufacturers may, on their own initiative, initiate actions, including a non-reportable market withdrawal or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance, or other reasons. Additionally, the FDA and similar foreign health or governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, manufacturing or labeling or in the event that a product poses an unacceptable risk to health. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Product actions involving any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations.

Companies are required to maintain certain records of actions, even if they determine such actions are not reportable to the FDA. If we determine that certain actions do not require notification of the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted or failing to timely report or initiate a reportable product action.

                Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under FDA regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. We anticipate that in the future it is likely that we may experience events that would require reporting to the FDA pursuant to the MDR regulations. Any adverse event involving our products could result in future voluntary corrective actions, such as product actions or customer notifications, or agency actions, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

In addition, as the frequency of use of Renaissance increases and our business continues to grow, we may experience an increase in the number of incidents that could lead to MDR reports which we might need to file. The decision to file an MDR involves a judgment by us as the manufacturer. We have made decisions that certain types of events are not reportable under the MDR regulations; however, there can be no assurance that the FDA will agree with our decisions. If we fail to report MDRs to the FDA within the required timeframes, or at all, or if the FDA disagrees with any of our determinations regarding the reportability of certain events, the FDA could take enforcement actions against us, which could have an adverse impact on our reputation and financial results.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, resulting in damage to our reputation and business.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Use of a device outside its cleared or approved indications is known as “off-label” use. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. If the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, which could have an adverse impact on our reputation and financial results.

We may be subject to fines, penalties, or licensure requirements, or legal liability, if it is determined that our Renaissance clinical sales representatives and other employees are practicing medicine without a license.

State laws prohibit the practice of medicine without a license. Our clinical sales representatives, or CSRs, provide preoperative and intraoperative clinical and technical support to our customers, including assistance setting up the equipment, participation in the preoperative planning process, and facilitation of the surgeon’s use of Renaissance during surgery. We do not believe that our CSRs are engaged in the practice of medicine, but rather are assisting our customers in the safe and proper usage of our equipment and products. Nevertheless, a governmental authority or individual actor could allege the activities of our CSRs to constitute the practice of medicine. A state may seek to have us discontinue the services provided by our CSRs or subject us to fine, penalties or licensure requirements. Any determination that our CSRs are practicing medicine without a license may result in significant liability to us.

The application of state certificate of need regulations could substantially limit our ability to sell our products and grow our business.

Some states require healthcare providers to obtain a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital equipment such as Renaissance. In some states, the process required of our customers to obtain this certificate is lengthy and could result in a longer sales cycle for Renaissance. Further, in many cases, only a limited number of these certificates are available. As a result, our customers may be unable to obtain a certificate of need for the purchase of our Renaissance system which could cause our sales to decline.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Without limiting the generality of the foregoing, Congress has enacted, and the President signed into law, the Food and Drug Administration Amendments Act of 2007, or the Amendments. This law requires, among other things, that the FDA propose, and ultimately implement, regulations that will require manufacturers to label medical devices with unique identifiers unless a waiver is received from the FDA. Once implemented, compliance with those regulations may require us to take additional steps in the manufacture of our products and labeling. These steps may require additional resources and could be costly. In addition, the Amendments will require us to, among other things, pay annual establishment registration fees to the FDA for each of our FDA registered facilities and certify to the clinical trial reporting provisions contained in the Amendments.

We may be subject, directly or indirectly, to federal and state healthcare regulations and could face substantial penalties if we are unable to fully comply with such regulations and laws.

While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, many healthcare laws and regulations apply to our business. For example, we could be subject to patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. There are multiple healthcare laws and regulations that may affect our ability to operate.  New laws and regulations are being continually proposed.  For example, PPACA imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals. Device manufacturers must begin collecting data on August 1, 2013 and submit reports  to CMS by March  31, 2014 (and the 90th day of each subsequent calendar  year).  The implementation of the infrastructure to comply with these bills and regulations could be costly and any failure to provide the required information may result in civil monetary penalties.   See “Business – Fraud and Abuse Laws - Anti-Kickback Statues and Federal False Claims Act.”

If we fail to comply with federal or state anti-kickback laws, we could be subject to criminal and civil penalties, loss of licenses and exclusion from Medicare, Medicaid and other federal and state healthcare programs, which could have a material adverse effect on our business, financial condition and results of operations.

Section 1128B(b) of the Social Security Act, or the SSA, commonly referred to as the “Anti-Kickback Statute,” prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by the Medicare and Medicaid programs or any other federally funded healthcare program. The Anti-Kickback Statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by courts or regulations.

We have arrangements with surgeons, hospitals and other entities which may be subject to scrutiny. For example, we have consulting agreements with spine surgeons and neurosurgeons using or considering the use of our present and future Renaissance system, for assistance in product development, and professional training and education, among other things. Payment for some of these consulting services has been in the form of stock options rather than per hour or per diem amounts that would require verification of time worked. We may continue in the future to make payment for these consulting services in the form of royalties or also possibly in the form of part-time employment.   In addition, various agencies may view these arrangements with our customers, including the provision of marketing grants to customers for the purposes of training surgeons and the provision of accessories at no charge or discounted prices with the purchase of our Renaissance system as not fully complying with federal and state fraud and abuse laws. To the extent we are found to not be in compliance, we could face potentially significant fines and penalties in addition to other more significant sanctions and we may be required to restructure our operations.

Violations of the Anti-Kickback Statute and similar state laws may result in significant fines, imprisonment and exclusion from the Medicare, Medicaid and other federal or state healthcare programs. Such fines and exclusion could have a material adverse effect on our business, financial condition and results of operations. While we believe that our arrangements with physician consultants in product development and product training and education do not violate the law, there can be no assurance that federal or state regulatory authorities will not challenge these arrangements under anti-kickback laws.  See “Business – Fraud and Abuse Laws - Anti-Kickback Statues and Federal False Claims Act.”

  The orthopedic medical device industry is, and in recent years has been, under heightened scrutiny.

The orthopedic medical device industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, specifically including arrangements with physician consultants.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, including the FCPA, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If the surgeons or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

Risks Relating Primarily to Our Location in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by military instability in Israel.

Our executive offices are located in Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, geopolitical and/or military conditions in Israel and its region may directly or indirectly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012, Israel was engaged in an armed conflict with a militia group and political party which controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of northern Israel, including areas in which our employees and consultants are located, and negatively affected business conditions in Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008 and again in November 2012 in an endeavor to prevent continued rocket attacks against Israel’s southern towns. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries.  Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Similarly, Israeli corporations are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislator provided a law forbidding any investments in entities that transact business with Iran.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our male employees and consultants in Israel, including members of our senior management, may be obligated to perform up to one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, employees and consultants. Such disruption could materially adversely affect our business and operations.

Exchange rate fluctuations between the U.S. dollar and the NIS currencies may negatively affect our earnings.

We incur expenses both in U.S. dollars and NIS, but our financial statements are denominated in U.S. dollars.  As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, the NIS instead devalues relative to the U.S. dollar, and the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

                We enter into assignment of invention agreements with our employees pursuant to which such individuals agree to assign to us all rights to any inventions created in the scope of their employment or engagement with us.  A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law,  inventions conceived by an employee during the scope of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent a specific agreement between employee and employer giving the employee service invention rights.  The Patent Law also provides that if there is no such agreement between an employer and an employee the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for their inventions.  Recent decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration.  Although our employees have agreed to assign to us rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could otherwise negatively affect our business.

We receive significant tax benefits in Israel that may be reduced or eliminated in the future.

Our investment program in Israel has been granted “beneficiary enterprise” status and we are therefore eligible for significant tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959.

For example, we are exempt from corporate tax for a period of two years and are subject to a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in our company in each year.

In order to remain eligible for the tax benefits of an Approved Enterprise and Beneficiary Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations. If we do not meet these requirements, we may not be eligible to receive tax benefits and we could be required to refund any tax benefits that we may receive in the future, in whole or in part, with interest. Further, the tax benefits available under the Investment Law may be terminated or reduced in the future. If these tax benefits are terminated, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2013 is 25% and as of January 1, 2014 it will be 26.5%. See “United States and Israeli Income Tax Considerations.”

Additionally, if we increase our activities outside of Israel (for example, through acquisitions) our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. Finally, in the event of a distribution of a dividend from the income that will be tax exempt under the Investment Law, in addition to withholding tax at a rate of 15% (or a reduced rate under an applicable double tax treaty) we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the reduced corporate tax applicable to such profits. See “United States and Israeli Income Tax Considerations.”

Government authorities may question our tax positions or transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

We conduct operations with our Subsidiary pursuant to transfer pricing arrangements. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe we have proper transfer pricing arrangements, our transfer pricing procedures are not binding on applicable tax authorities. Tax laws are continually changing and are subject to the interpretation of government agencies, which from time to time review and audit our business in the jurisdictions in which we conduct business throughout the world. If regulators challenge our tax positions, corporate structure, transfer pricing arrangements or intercompany transfers, we may be subject to fines and payment of back taxes, our effective tax rate may increase and our financial condition, results of operations and cash flow could be materially adversely affected.

In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between 2003 through 2010 were financed in part through royalty-bearing grants, in an amount of $1.3 million that we received from the OCS. With respect to such grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. Even after payment in full of these amounts we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984, or the R&D Law, and related regulations, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the R&D Law restrict the transfer outside of Israel of such know-how, and the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel or may not grant such approvals at all.

The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company's issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company's outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to a shareholder whose country of residence does not have a tax treaty with Israel exempting such shareholder from Israeli tax.  For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in come cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this prospectus in Israel or the U.S., to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors currently reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, it may be impossible to collect any damages awarded by either a U.S. or foreign court.

The rights and responsibilities of a shareholder will be governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-registered corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Risks Related to an Investment in Our ADSs and this Offering

We may be a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares or ADSs if we are or were to become a PFIC.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we will not be a PFIC for our current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our Ordinary Shares or ADSs, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our Ordinary Shares or ADSs by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares (or ADSs, as the case may be); (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our Ordinary Shares or ADSs during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Although we have no obligation to do so, we intend to notify U.S. taxpayers that hold our Ordinary Shares or ADSs if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we intend to furnish such U.S.  taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our Ordinary Shares or ADSs are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares or ADSs in the event that we are a PFIC. See “United States and Israeli Tax Considerations—U.S. Federal Income Tax Considerations” for additional information.

The market prices of our Ordinary Shares and ADSs are subject to fluctuation, which could result in substantial losses by our investors.

The stock market in general and the market prices of our Ordinary Shares on the TASE and ADSs on NASDAQ, in particular, are subject to fluctuation, and changes in these prices may be unrelated to our operating performance. The market price of our Ordinary Shares and ADSs are subject to a number of factors, including:

•	announcements of technological innovations or new products by us or others;

•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

•	expiration or terminations of licenses, research contracts or other collaboration agreements;

•	public concern as to the safety of our equipment we sell;

•	general market conditions;

•	the volatility of market prices for shares of medical devices companies generally;

•	success or failure of research and development projects;

•	departure of key personnel;

•	developments concerning intellectual property rights or regulatory approvals;

•	developments concerning standard-of-care in spine;

•	variations in our and our competitors’ results of operations;

•	changes in revenues, gross profits and earnings announced by the company;

•	changes in estimates or recommendations by securities analysts, if our Ordinary Shares or ADSs are covered by analysts;

•	changes in government regulations or patent decisions; and

•	general market conditions and other factors, including factors unrelated to our operating performance.

These factors may materially and adversely affect the market price of our Ordinary Shares and ADSs and result in substantial losses by our investors.

If you purchase ADSs in this offering, you will suffer immediate dilution in the book value of your Ordinary Shares.

The offering price of our ADSs is substantially higher than the net tangible book value per share of our Ordinary Shares. Therefore, if you purchase ADSs in this offering, you will pay a price per Ordinary Share that substantially exceeds our net tangible book value per Ordinary Share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on the offering price of $             per ADS, you will experience immediate dilution of $             per Ordinary Share, representing the difference between our pro forma net tangible book value per Ordinary Share after giving effect to this offering and the offering price. In addition, purchasers of ADSs in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our Ordinary Shares but will own only approximately               % of our Ordinary Shares outstanding after this offering. See “Dilution.”

We do not know whether a market for ADSs will be sustained or what the trading price of our ADSs will be and as a result it may be difficult for you to sell your ADSs

Although our ADSs now trade on NASDAQ, an active trading market for our ADSs may not be sustained. It may be difficult for you to sell your ADSs without depressing the market price for the ADSs or at all. As a result of these and other factors, you may not be able to sell your ADSs at or above the offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling ADSs and Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Ordinary Shares as consideration.

Future sales of our Ordinary Shares or ADSs could reduce the market price of our Ordinary Shares and ADSs.

Substantial sales of our Ordinary Shares or ADSs, either on the TASE or on NASDAQ, including in this offering, may cause the market price of our Ordinary Shares or ADSs to decline. All of our outstanding Ordinary Shares are registered and available for sale in Israel. Sales by us or our securityholders of substantial amounts of our Ordinary Shares or ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares or ADSs.

The issuance of any additional Ordinary Shares, any additional ADSs, or any securities that are exercisable for or convertible into our Ordinary Shares or ADSs, may have an adverse effect on the market price of our Ordinary Shares and ADSs and will have a dilutive effect on our existing shareholders and holders of ADSs.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

We may need to raise substantial future capital to continue to complete commercialization of our products and the research and development and clinical and regulatory activities necessary to develop new products. Our future capital requirements will depend on many factors, including:

•	Our success in market penetration of our products;

•	The results of clinical studies;

•	Our ability to obtain regulatory approvals for our products in the United States and in international markets;

•	The cost, timing and outcome of regulatory review;

•	The cost of developing new products;

•	The cost of market penetration and expansion;

•	The costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

•	The extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

•	The costs of financing working capital requirements.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders.

Management will have broad discretion as to the use of the proceeds from this offering.

We have not determined the amount of net proceeds of this offering to be used specifically for the purposes described. As a result, our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering.  Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

We do not intend to pay any cash dividends on our Ordinary Shares or ADSs in the foreseeable future and, therefore, any return on your investment in our Ordinary Shares or ADSs must come from increases in the value and trading price of our Ordinary Shares and ADSs.

We have never declared or paid cash dividends on our Ordinary Shares or ADSs and do not anticipate that we will pay any cash dividends on our Ordinary Shares or ADSs in the foreseeable future, therefore, any return on your investment in our Ordinary Shares or ADSs must come from increases in the value and trading price of our Ordinary Shares and ADSs.

We intend to retain our earnings to finance the development and expenses of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Ordinary Shares or ADSs less attractive if we rely on these exemptions. If some investors find our Ordinary Shares or ADSs less attractive as a result, there may be a less active trading market for our Ordinary Shares or ADSs and the price of our Ordinary Shares or ADSs may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Ordinary Shares and our ADSs will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us, or provide favorable coverage. If one or more analysts downgrade our stock or change their opinion of our Ordinary Shares and our ADSs, the price of our Ordinary Shares and our ADSs would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Risks Associated with the NASDAQ Listing of our ADSs

Our Ordinary Shares and our ADSs will be traded on different markets and this may result in price variations.

Our Ordinary Shares have been traded on the TASE since August 2007.  Our ADSs have been traded on NASDAQ since May 2013.  Trading in our securities on these markets takes place in different currencies (dollars on NASDAQ and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

We will incur additional increased costs as a result of the listing of our ADSs for trading on NASDAQ, and our management will be required to devote substantial time to new compliance initiatives and reporting requirements.

As a public company in the United States, we will incur additional significant accounting, legal and other expenses as a result of the listing of our ADSs on NASDAQ in May 2013.  These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of  NASDAQ, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly.  Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of NASDAQ, as well as applicable Israeli reporting requirements, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the rules of NASDAQ for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition of the board of directors, director nomination procedure, approval of compensation of officers, and quorum at shareholders’ meetings. In addition, we will expect to follow our home country law, instead of the rules of NASDAQ, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection than is accorded to investors under the rules of NASDAQ applicable to domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2012.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the "SEC"), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to a foreign private issuer that is listing on a U.S. exchange for the first time, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and the price of our Ordinary Shares and ADSs may suffer.

Section 404 of the Sarbanes-Oxley Act requires a company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal control over financial reporting. In addition, our independent registered public accounting firm may be required to issue an opinion on the effectiveness of our internal control over financial reporting at a later date.

The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow both domestically and internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm identifies material weaknesses in our internal control, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, statements relating to the research, development and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	the overall global economic environment;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	projected capital expenditures and liquidity;

•	changes in our strategy;

•	government regulations and approvals;

•	changes in customers’ budgeting priorities;

•	litigation and regulatory proceedings; and

•	those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this prospectus generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

PRICE RANGE OF OUR ORDINARY SHARES

Our Ordinary Shares have been trading on the TASE under the symbol "MZOR" since August 2007.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our Ordinary Shares on the TASE in NIS and U.S. dollars. U.S. dollar per Ordinary Share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		U.S.$
	Price per Ordinary Share		Price per Ordinary Share

	High	Low	High	Low

Annual:

2012	9.00	3.46	2.38	0.88
2011	10.80	2.82	2.99	0.76
2010	12.00	7.29	3.18	1.93
2009	10.06	4.33	2.57	1.04
2008	10.76	5.75	2.85	1.49

Quarterly:

Third Quarter 2013 (through July 31, 2013)	26.70	21.01	7.35	5.88
Second Quarter 2013	26.97	14.85	7.48	4.10
First Quarter 2013	15.59	8.28	4.27	2.21
Fourth Quarter 2012	9.00	5.89	2.38	1.51
Third Quarter 2012	5.85	4.08	1.49	1.03
Second Quarter 2012	4.67	3.46	1.24	0.88
First Quarter 2012	4.38	3.55	1.14	0.95
Fourth Quarter 2011	5.07	3.53	1.41	0.95
Third Quarter 2011	8.06	2.82	2.34	0.76
Second Quarter 2011	9.96	7.41	2.87	2.12
First Quarter 2011	10.80	9.18	2.98	2.58

PRICE RANGE OF OUR ADSs

Our ADSs have been trading on NASDAQ under the symbol "MZOR" since May 2013.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on NASDAQ in U.S. dollars.

	U.S.$
	Price Per
	ADSs
	High	Low

Quarterly:

Third Quarter 2013 (through July 31, 2013)	14.20	11.76
Second Quarter 2013	15.01	10.40

USE OF PROCEEDS

We estimate that our net proceeds from the this offering will be approximately $             million, assuming a public offering price of $          per ADS, the last reported sale price of our ADSs on NASDAQ on             , 2013, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ADSs in full, we estimate that we will receive additional net proceeds of approximately $              million. A $1.00 increase (decrease) in the assumed public offering price of $    per ADS would increase (decrease) our net proceeds from this offering by approximately $    million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering for our operations and for other general corporate purposes, including, but not limited to, working capital, intellectual property protection and enforcement, capital expenditures, investments, acquisitions or collaborations, research and development and product development. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds. Pending use of the net proceeds, we intend to invest any proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our Ordinary Shares or ADSs and do not anticipate that we will pay any cash dividends on our Ordinary Shares or ADSs in the foreseeable future.

We intend to retain our earnings to finance the development and expenses of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. Accordingly, we have not appointed any paying agent.

Pursuant to our articles of association, dividends may be declared by our board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under the Israeli law relating to approved enterprises and privileged enterprises, our payment of dividends may subject us to certain Israeli taxes to which we would not otherwise be subject. In the event that we declare cash dividends, we may pay those dividends in NIS. See “Risk Factors— Risks Related to an Investment in Our ADSs and this Offering—We do not intend to pay any cash dividends on our Ordinary Shares or ADSs in the foreseeable future and, therefore, any return on your investment in our Ordinary Shares or ADSs must come from increases in the value and trading price of our Ordinary Shares and ADSs.”

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2013:

•	on an actual basis; and

•
on an as adjusted basis to give effect to the sale of          ADSs in this offering at an assumed public offering price of $      per ADS, the last reported sale price of our ADSs on NASDAQ on             , 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the ADSs had occurred on March 31, 2013.

    You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2013 (1)
(in thousands)	Actual	As Adjusted (2)

Liabilities to the OCS	$871	$
Derivative liabilities on account of warrants (3)	13,897
Total liabilities	14,768

Shareholders' equity:
Share capital	73
Share premium	58,942
Amounts allocated to share options	554
Capital reserve for share-based payment transactions	3,334
Foreign currency translation reserve	2,119
Accumulated loss	(62,598)
Total shareholder's equity	2,424
Total capitalization	$17,192	$

(1)	The following equity transactions accrued since March 31, 2013:

The issuance of 4,996,251 Ordinary Shares in connection with the exercise of warrants issued in September 2012. Total aggregate consideration received for these issuances was approximately $7,500,000.

The issuance of 122,500 of our Ordinary Shares in connection with the exercise of stock options. Total aggregate consideration received for these issuances was approximately $236,100.

The issuance of 834,000 of our Ordinary Shares in connection with the exercise of warrants issued in a private placement in February 2011. Total aggregate consideration received for these issuances was approximately $3,259,631.

(2)
A $1.00 increase (decrease) in the assumed public offering price of $         per ADS, which is the last reported sale price of our ADS on NASDAQ on           , 2013, would increase (decrease) the as adjusted amount of each of cash and cash equivalents and total shareholders' equity by approximately $           million, assuming that the number of ADS offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
On May 28, 2013, we provided the holders of warrants with a notice of mandatory exercise pursuant to which such holders shall, within 30 days, exercise such warrants for total consideration of $7,500 into a fixed number of 4,996,251 Ordinary Shares as determined at such date.  Due to this change in the effective terms of the derivative instrument, we chose as an accounting policy to reassess the terms of the derivative instrument as of May 28, 2013. Accordingly, we determined the derivative instrument to be an equity instrument, and as a result, the derivative liability in the amount of $17,500 was classified to equity, according to its fair value as of May 28, 2013.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of operations data for the fiscal years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this prospectus. The selected consolidated statement of operations data for fiscal year ended December 31, 2009, and the selected consolidated balance sheet data as of December 31, 2010 have been derived from other audited consolidated financial statements not included herein. The selected consolidated statement of operations data for year ended December 31, fiscal year 2008, and the selected consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from other unaudited consolidated financial statements not included herein. We derived the selected consolidated financial data as of and for the three months ended March 31, 2013 and March 31, 2012 from our unaudited consolidated financial statements included elsewhere in this prospectus.  The selected consolidated financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements, and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.  Additionally, and as explained in Note 2B to the December 31, 2012 consolidated financial statements, the Company determined that its functional currency had changed in September 2012 from NIS to U.S. dollars.  Our historical results are not necessarily indicative of results to be expected for future periods.

(in thousands except net loss per share data)	Years Ended December 31,					Three Months Ended March 31,
	2012	2011	2010	2009	2008	2013	2012
Statements of Operations Data
Revenue	$12,175	$5,904	$3,973	$1,363	$584	$4,906	$2,443
Cost of sales	$2,893	$1,879	$961	$473	$438	$950	$601
Gross profit	9,282	4,025	3,012	890	146	3,956	1,842
Operating costs and expenses:
Research and development, net	$2,760	$3,062	$2,292	$1,382	$1,936	$928	$599
Selling and Marketing	$8,887	$6,990	$4,592	$2,461	$2,615	$3,109	$1,910
General and administrative	$1,845	$1,639	$1,424	$1,184	$1,456	$575	$446
Total operating costs and expenses	$13,492	$11,691	$8,308	$5,027	$6,007	$4,612	$2,955
Loss from operations	$(4,210)	$(7,666)	$(5,296)	$(4,137)	$(5,861)	$(656)	$(1,113)
Net loss	$(7,064)	$(7,782)	$(5,773)	$(4,340)	$(5,531)	$(10,592)	$(1,253)
Net loss attributable to ordinary shareholders	$(7,064)	$(7,782)	$(5,773)	$(4,340)	$(5,531)	$(10,592)	$(1,253)
Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.29)	$(0.36)	$(0.29)	$(0.28)	$(0.39)	$(0.36)	$(0.06)
Weighted average ordinary shares outstanding – Basic and diluted	24,011	21,815	19,717	15,280	14,153	29,241	22,178

(in thousands)	As of December 31,					As of March 31,
	2012	2011	2010	2009	2008	2013
Balance Sheet Data:
Cash and cash equivalents	$12,797	$1,655	$4,802	$3,537	$1,108	$13,744
Short-term investments	$4,156	$14,455	$13,335	$18,419	$13,201	$1,370
Total assets	$21,344	$20,424	$21,773	$23,936	$15,688	$21,797
Total non-current liabilities	$4,490	$616	$4,233	$3,573	$3,147	$14,201
Accumulated deficit	$(52,006)	$(44,942)	$(37,160)	$(31,387)	$(27,047)	$(62,598)
Total shareolders’ equity	$12,820	$13,484	$15,145	$19,350	$11,678	$2,424

DILUTION

If you purchase our ADSs in this offering, your interest will be diluted to the extent of the difference between the public offering price per ADSs and the pro forma net tangible book value per share of our Ordinary Shares after this offering. We calculate pro forma net tangible book value per share by subtracting our total liabilities from our total tangible assets and dividing the difference by the number of outstanding Ordinary Shares as of March 31, 2013 after giving pro forma effect to the net proceeds from the following:

•	The issuance of 4,996,251 Ordinary Shares in connection with the exercise of warrants issued in September 2012. Total aggregate consideration received for these issuances was approximately $7,500,000.

•	The issuance of 113,438 of our Ordinary Shares in connection with the exercise of stock options. Total aggregate consideration received for these issuances was approximately $252,500.

•
The issuance of 834,000 of our Ordinary Shares in connection with the exercise of warrants issued in a private placement in February 2011. Total aggregate consideration received for these issuances was approximately $3,200,657.

Our pro forma net tangible book value at March 31, 2013, after giving effect to the above securities issuances, was $27,002,731, or $0.767 per Ordinary Share. After giving effect to the sale of           ADSs in this offering at an assumed offering price of $           per ADS, the last reported sale price of our ADSs on NASDAQ on                 , 2013, and after deducting estimated offering commissions and expenses payable by us, our pro forma as adjusted net tangible book value as of           , 2013 would have been $          , or $           per Ordinary Share. This represents an immediate increase in the pro forma net tangible book value per Ordinary Share of $           to our existing stockholders and an immediate dilution of $          per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per ADS		$
Historical net tangible book value per share as of March 31, 2013	$
Pro forma increase per share	$
Pro forma net tangible book value per share as of March 31, 2013		$
Increase per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per ADS to new investors		$

Each $1.00 increase or decrease in the assumed public offering price of $      per ADS would increase or decrease the pro forma net tangible book value by $      million, the pro forma net tangible book value per share after this offering by $     per ADS and the dilution in pro forma net tangible book value per ADS to investors in this offering by $       per ADS, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full in this offering, our pro forma as adjusted net tangible book value per Ordinary Share will be $           representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $           to our existing investors and an immediate dilution per share to new investors in this offering of $          .

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2013, the differences between the number of Ordinary Shares acquired from us, the total amount paid and the average price per share paid by the existing holders of our Ordinary Shares and by investors in this offering, based upon an assumed public offering price of $           per ADS, the last reported sale price of our ADSs on NASDAQ on     , 2013.

	Shares		Total Consideration
	Number	Percent	Amount	Percent		Average Price Per ADS
Existing shareholders		%		$	%	$
New investors		%		$	%	$
Total		100.0%		$100.0%		$

The tables above assume no other exercise of options or warrants outstanding after March 31, 2013. To the extent that outstanding options or warrants are exercised, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.  The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this prospectus.

Financial Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is in robotic, computerized and imaging-based systems, primarily in the field of spine surgery. Our Renaissance Surgical Guidance System, or Renaissance, enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our FDA-cleared and CE-marked Renaissance system is used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Renaissance system and its predecessor have been used in over 5,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations. Our Renaissance system has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver value to hospitals and payors.

            We have incurred net losses in each year since our inception in 2000 and, as of March 31, 2013, we had an accumulated deficit of $62,598,000. We expect to continue to incur significant operating losses as we increase our sales and marketing activities associated with the growing commercialization of Renaissance in the United States, Europe and new markets in Asia, and otherwise continue to invest capital in the development and expansion of our products and our business generally. We also expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products.

Recent business events and key milestones in the development of our business include the following:

•	The listing of our ADSs on NASDAQ in May 2013.

•
The strategic investment in August 2012 by a group led by Oracle Investors, LLC, and certain of its affiliates, or the Oracle Investors, with the total original amount invested of $7.5 million and an additional $7.5 million recently invested upon the release of the shares and warrant shares, issued in connection with this investment, from a statutory lock up with the TASE in Israel and following the registration and listing of our ADSs on NASDAQ.

•
On or about May 28, 2013, we provided the Oracle Investors with a notice of mandatory exercise of the warrant shares issued in connection with the Oracle investment, pursuant to which the Oracle Investors had 30 days to exercise their warrants.  As of the date of this prospectus, all such warrants have been exercised into 4,996,251 Ordinary Shares for $7.5 million.

•
A significant increase of our installed base globally, with 46 active systems as of March 31, 2013, including 24 systems installed in the United States. During the three months ended March 31, 2013, we sold six systems, including five commercial sales in the United States and one demonstration sales to our distributor in Australia.

•
Entrance to the U.S. market with a significant increase of our sales and marketing infrastructure. As of March 31, 2013, our U.S. sales team consists of 31 sales employees, with 12 employees focusing on sales and 19 clinical sales representatives.

•
The FDA clearance of Renaissance from July 2012 for brain procedures designed for several applications including biopsies, shunt placements and neurostimulation electrode placement for deep brain stimulation.

•
Signing distribution agreements with distributors in Asia resulting in sales of our Renaissance system to our distributors in Japan and China to initiate the regulatory process for the approval of our Renaissance for sale in these countries and clinical sales in Vietnam and India.

We believe that the key to the continuing growth of our business is expanding the acceptance of Renaissance for spinal surgery, and introducing other potential future applications.

Trend Information

The following is a description of factors that may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations.

We generate revenues from: (1) Renaissance system sales; (2) sales of disposable accessories to Renaissance; and (3) sales of warranty and maintenance services on Renaissance and accessories. The level of our future revenues is hard to predict and depends on many factors which are outside of our control. For instance, future revenues from the sale of Renaissance systems may be adversely affected by current general economic conditions and the resulting tightening of hospital budgets, which may cause purchasing decisions to be delayed or our customers to have difficulty securing adequate funding to buy our products. In addition, revenue growth depends on the acceptance of our technology in the market. Sales of our disposable accessories depend on the adoption of our technology by hospitals. We continue to encourage use of Renaissance by our U.S. clinical sales team and expect to see growth in our recurring revenues; however, we anticipate that quarterly results will be variable because our sales cycle generally varies from three to six months, and we are dependent on hospital purchasing decisions which in turn are affected by quarterly and other variations in the hospital budgeting process.

We sell our products and services in the United States through our direct sales force, and in most other territories, we sell our products using third-party distributors. In 2012, we entered into distribution agreements to sell our products in Japan, China, India, Singapore, Thailand and Vietnam and during the first quarter of 2013 we entered into distribution agreements in Australia. We have existing distribution agreements with distributors in Korea, Taiwan, Italy, Russia, the Netherlands, Turkey and Germany. While we plan to continue to expand our indirect sales efforts outside of the United States, we expect that most of our growth over the next two years will be driven by the U.S. market. Our sales in Europe, once the lion’s share of our sales, decreased materially in 2012. Considering the current economic situation in Europe we expect only moderate growth in our activities in Europe.

Assuming that factors outside of our control will not adversely affect us, we believe that we will be able to continue to grow our business in the foreseeable future, which would result in an increase in our revenues. However, such increase will require our continued commitment of substantial resources toward our sales and marketing operations, mainly in the United States. We expect continuous growth of headcount of our direct sales force, to support both system and disposables sales. In addition, since the launch of our Renaissance system in June 2011, our business has benefitted from research and development expenses that have been comparatively low. However, this trend is beginning to change; we plan to increase our expenditures on research and development to improve existing products and accelerate the creation of new products for spine and brain surgery. In connection with the expansion of our research and development activities, we expect to retain additional personnel for our research and development team. We believe that our general and administrative expenses will increase as we grow our business and as a result of listing our securities for trading in the United States.

For at least the next two years, we expect that the  potential increases in revenue will not  necessarily reduce our losses due to the increase in our planned expenditures, most of which we expect to be related to sales and marketing and research and development activities.   An additional item of expense is the cost of manufacturing Renaissance, accessories, spare parts and disposable accessories products.  Such expense includes manufacturing overhead costs, freight, amortization of intangible assets, and the cost of service.  We expect to increase our expenditures on manufacturing and service overhead to accommodate the anticipated growth of our installed base.

Seasonality

While our business is growing and changing rapidly, we believe it is subject to quarterly seasonal fluctuations because of customary capital expenditure trends by hospitals due to various hospital budget considerations which are not in our control.  Hospitals tend to group purchases at the beginning of their budgetary cycle, which is different among hospitals. Therefore, it is hard to predict results of a certain quarter and some quarters may be weaker than others.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards, or IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The accounting estimates used in the preparation of our financial statements require management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any affected future periods.

Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements as at December 31, 2012 included elsewhere in this prospectus. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

Revenue Recognition

Revenue is generated from three main components: (1) sales of our Renaissance system, including installation services and training; (2) sales of disposable components and accessories; and (3) warranty and maintenance services related to the systems sold, which includes replacement parts, software updates, preventive maintenance and on-call support as detailed in the agreement.

The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit. If the fair value of the delivered item is not reliably measurable, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. We usually determine the fair value of the warranty and maintenance services component based on the renewal quote offered in the agreement.

We recognize revenue from the above mentioned components in accordance with International Accounting Standards No.18, “Revenue Recognition,” including provisions related to recognition of revenue from multiple-component transactions, when the significant risks and rewards of ownership of the goods transferred to the customer; it is probable that the economic benefits associated with the transaction will flow to us; the costs incurred or to be incurred in respect of the transaction can be measured reliably; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and the amount of revenue can be measured reliably.

The revenue from sales of systems is recognized at the time of transfer of the significant risks and rewards of ownership as follows:

•
Sales to end customers – Upon the completion of installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the system installation, and customer acceptance, if required.

•
Sales to distributors - Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the system are transferred to the distributor upon delivery,the distributor has no right of return, receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer, the commitment to carry out installation and training for the end customer lies with the distributor and that the distributor has been authorized to perform the installation and training for the end customers. If the above conditions are not met, we recognize revenue at the time of fulfillment of the conditions for recognition of revenue from the end customer.

Revenue from the disposable components sales is recognized at the time of the transfer of the significant risks and rewards of ownership as follows:

•	In sales to end customers – Upon delivery.

•
In sales to distributors –Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the components are transferred to the distributor upondelivery, the distributor has no right of return and that the receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer.

Revenue from warranty and maintenance services is recognized proportionately over the period of rendering of the service and subject to the other conditions for revenue recognition specified above.

Functional Currency

Through September 2012 our functional currency had been determined to be NIS, which was the currency of the primary economic environment in which our operations were conducted. This determination was based on the fact that we had not recorded significant stable recurring revenues in a dominant currency since our inception, whereas the currency that mainly influenced our expenses, as well as the currency in which funds from financing activities were generated, was NIS. In September 2012, we determined that our functional currency changed to U.S. dollars. This determination resulted from a change in relevant circumstances whereby sales transactions denominated in U.S. dollar, which began in 2011 and stabilized in 2012, became the primary source of sales revenue, expenses denominated in U.S. dollar began to exceed those in NIS and we completed a U.S. dollar denominated significant financing transaction. We believe that these circumstances indicate a change in our functional currency which will continue to reflect the nature of our future operations.

Share-Based Compensation

We account for share-based compensation arrangements in accordance with the provisions of International Financial Reporting Standard 2, or IFRS2.  IFRS2 requires us to recognize share-based compensation expense for awards of equity instruments based on the grant-date fair value of those awards. The cost is recognized as compensation expense, based upon the grant-date fair value of the equity or liability instruments issued. The fair value of our option grants is computed as of the grant date based on the binominal model, using the standard parameters established in that model including estimates relating to exercise price of the instrument, expected volatility (based on the historic volatility), an early exercise coefficient, the risk-free interest rate (based on government debentures) and share price on the measurement date. As our stock is publicly traded on the TASE, we do not need to estimate the fair market value of our shares. Rather, we use the actual closing market price of our Ordinary Shares on the date of grant, as reported by the TASE.  The value of the transactions, measured as described above, is recognized as an expense over the vesting period.

Government Participation in Research and Development Expenses

We received research and development grants from the State of Israel through the OCS. In accordance with the OCS programs, we are entitled to a specific grant with respect to a development project only after we incur development costs related to the project. Such grants are accounted for as forgivable loans according to International Accounting Standards No. 20, “Accounting for Government Grants and Disclosure of Government Assistance,” or IAS 20, since they are repayable only if we generate revenues related to the underlying project.

In accordance with IAS 20, we account for grants received from the OCS as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount we received will not be refunded, in which case the grants are carried to income as a reduction of the research and development expenses.

Upon the initiation of any project for which we have received a grant, we consider if it is reasonably certain that the project will reach the revenue-generating stage during the entire development phase of the project when determining the accounting treatment of the related grant. Our determination is based on various factors including our past experience.

We reexamine the liability to the OCS each reporting period by reviewing the estimate of our future payments to the OCS based on our future sales forecasts.

Capitalization of Development Costs

We capitalize development expenditure in accordance with International Accounting Standard No. 38 “Intangible Assets”, or IAS 38, only if development costs can be measured reliably; the product or process is technically and commercially feasible; future economic benefits are probable and we intend to and have sufficient resources to complete development and to use or sell the asset.

We capitalize development costs based on our judgment regarding technological and economic feasibility, which generally exists when a product development project reaches a defined milestone, or when we enter into a transaction to sell the know-how that was derived from the development. In regards to our products, technological feasibility usually occurs only when the clinical trials succeed and following receipt of approval from the FDA.

 Inventory Valuation

Inventory is measured at the lower of cost and net realizable value. Inventory costs include direct materials and direct labor. We review our inventory periodically to determine net realizable value and the necessity of provisions for obsolescence, which may result from excess, slow-moving or obsolete inventories. We write down inventory, if required, based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposures and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities. Changes to these estimates may result in a significant increase or decrease to our tax provision in the current or subsequent period.

We recognize deferred tax assets for unused tax losses, tax benefits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which that can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The calculation of our tax liabilities or reduction in deferred tax asset involves dealing with uncertainties in the application of complex tax regulations and estimates of future taxable income in different geographical jurisdictions. We recognize liabilities for uncertain tax positions if it is probable to be realized. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effective settlement of audit issues, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Warrants

In August 2012, we entered into an agreement, according to which investors were issued on September 27, 2012  shares and warrants exercisable into a variable number of our shares. In accordance with IFRS, warrants for a variable number of shares represent a financial liability that is a derivative.  We measured the fair value of the derivative instruments at each period end using standard valuation technique for this type of instrument (Monte Carlo Model) on the basis of (1) observable inputs (such as the price of the Company's shares and the NIS / U.S. dollar exchange rate), and (2) unobservable inputs as of March 31, 2013, as follows: 45.57% expected volatility, -1.5% correlation between the share price and the change in the exchange rate, 1.05% risk-free interest rate, and expected life of 2.5 years if mandatory exercise will not occur or 0.23 years if mandatory exercise will occur. We estimated there is a 90% probability that mandatory exercise will occur.  We used the services of Financial Immunities Dealing Room Ltd., an independent valuation specialist, which has appropriate professional qualifications and experience in the valuation of financial derivatives to assist us with the fair value measurement of the derivative instrument.

While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in the valuations could have a material effect upon the valuation results, and thus, on our financial statements.

Changes in the above mentioned parameters have had an impact on our results of operations as of May 28, 2013. For example: (1) an increase in our share price resulted in an increase in the warrants’ value, and consequently a financing expense through profit or loss; (2) an increase in our estimated probability of mandatory exercise caused a decrease in the warrants’ value, and consequently a finance income through profit or loss; and (3) an increase in the warrants’ estimated term resulted in an increase in the warrants value, and consequently a finance expense through profit or loss.

On May 28, 2013, or the notice date, we provided the Oracle Investors with a notice of mandatory exercise, pursuant to which the Oracle Investors shall, within 30 days, exercise such warrants for total consideration of $7,500,000 into a fixed number of 4,996,251 Ordinary Shares as determined at the notice date.  Due to this change in the effective terms of the derivative instrument, we chose as an accounting policy to reassess the terms of the derivative instrument as of the notice date. Accordingly, we determined the derivative instrument to be an equity instrument, and as a result, we reclassified the derivative instrument according to its fair value as of the notice date to equity.

Results of Operations

Comparison of three months ended March 31, 2013 and three months ended March 31, 2012

Revenue

The following table presents our total revenues by geographic area and by line of product for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	For the Three Months Ended March 31,
	2013		2012
United States	$4,065	83%	$2,259	92%
International	841	17%	184	8%
Total	$4,906	100%	$2,443	100%

	2013		2012
Systems	$3,693	75%	$1,867	76%
Sale of disposables	581	12%	307	13%
Services and other	632	13%	269	11%
Total	$4,906	100%	$2,443	100%

Total revenue was $4,906,000 for the three months ended March 31, 2013, compared to $2,443,000 for the three months ended March 31, 2012. The increase in revenue of $2,463,000, or 101%, was due to a $1,826,000, or 98%, increase in Renaissance system revenue, a $274,000, or 89%, increase in disposables revenue, and a $363,000, or 135%, increase in service and other revenue.

The increase in sales of our Renaissance systems during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was attributable to the sales of six units of our Renaissance system during the three months ended March 31, 2013, as compared to three unit sales during the three months ended March 31, 2012.

The increase in disposables revenue during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was primarily due to the continued adoption of Renaissance, driven by the growth of our commercial installed base worldwide.

The increase in service and other revenue during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was attributable to an increase in the installed base of Renaissance systems covered under warranty and maintenance contracts.

The increase in revenue derived from the United States of $1,806,000, or 80%, was primarily due to the five commercial Renaissance systems sales in the United States during the three months ended March 31, 2013, compared to three commercial sales in the United States during the three months ended March 31, 2012. The increase in international revenue of $657,000, or 357%, was primarily due to the one international sale of our Renaissance system during the three months ended March 31, 2013, compared to zero international commercial sales of our Renaissance system during the three months ended March 31, 2012.

Cost of Sales

Cost of sales was $950,000 for the three months ended March 31, 2013, compared to $601,000 for the three months ended March 31, 2012. The increase in cost of sales of $349,000, or 58% was primarily due to an increase in recognition of the cost of revenue from sales of our Renaissance system. The increased costs were due to costs associated with six units sales recognized during the three months ended March 31, 2013, compared to costs associated with three units sales recognized during the three months ended March 31, 2012, and the increase in cost associated with the incremental number of employees in the operations department.

Gross Profit

Gross profit was $3,956,000 for the three months ended March 31, 2013, or 81% of revenues, compared to $1,842,000 or 75% of revenues for the three months ended March 31, 2012. The increase in gross profit of $2,114,000, or 115%, and the gross margin as a percentage of sales was primarily due the increase in revenues in the period. In addition, the volume of fixed expenses did not increase by the same rate as the 101% increase in sales in the three months ended March 31, 2013 compared to the corresponding period of 2012.

Operating Expenses

	For the Three Months Ended March 31,
	(in thousands)		Increase in
	2013	2012	dollars	%
Research and development, net	$928	$599	329	55
Selling and marketing	$3,109	$1,910	1,199	63
General and administrative	$575	$446	129	29
Total operating expenses	$4,612	$2,955	1,657	56

Research and Development Cost, Net

Research and development cost, net was $928,000 for the three months ended March 31, 2013, compared to $599,000 for the three months ended March 31, 2012. The increase of $329,000, or 55%, was primarily due the Company's efforts in developing additional applications and follow-up products.

Selling and Marketing Expenses

Selling and marketing expenses were $3,109,000 for the three months ended March 31, 2013, compared to $1,910,000 for the three months ended March 31, 2012. The increase of $1,199,000, or 63%, was primarily due to the expansion of efforts to penetrate to the U.S. market and the efforts to penetrate the Asian market. Such efforts included, among other things, recruitment of additional sales personnel in the United States, expansion of marketing activities including participating in exhibitions and continued introduction activities of Renaissance. In addition, this increase is attributable to increase in commissions paid to the sales force due to higher revenues.

General and Administrative Expenses

General and administrative expenses were $575,000 for the three months ended March 31, 2013, compared to $446,000 for the three months ended March 31, 2012. The increase is mostly due to recruiting new employees and the increase in professional consulting needed to support the expansion of the Company's activity.

Financing expenses, net

Financial expense, net was $9,898,000 for the three months ended March 31, 2013, compared to $138,000 for the three months ended March 31, 2012. The increase in financial expense, net of $9,760,000, or 7072%, was primarily due to the change in the fair value of the warrants which were issued to investors, recorded as a derivative instrument, whereby the change in fair value totaling $9,907,000 was carried to financial expenses, net in the income statement.

Taxes on Income

We recorded an income tax expense of $38,000 for the three months ended March 31, 2013, compared to expense of $2,000 for the three months ended March 31, 2012. The expenses from taxes in the three months ended March 31, 2013 are due to taxable income in the Subsidiary.

Loss and Loss per Share

Loss was $10,592,000, or $0.36 per share, for the three months ended March 31, 2013, compared to loss of $1,253,000, or $0.06 per share, for the three months ended March 31, 2012.

The increase in loss in the first three months of 2013 mainly derives from financial expenses in the amount of $9,907,000 recorded in the three months ended March 31, 2013 due to the change in the fair value of a derivative instrument, as discussed above, offset by the decrease in operating loss in the three months ended March 31, 2013 compared to the corresponding period of last year.

Comparison of the fiscal years ended December 31, 2012 and December 31, 2011

Revenue

The following tables present our total revenues by line of product and by geographic area for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	For the Year Ended December 31,
	2012		2011
United States	$9,474	78%	$3,067	52%
Western Europe	632	5%	2,040	35%
Eastern Europe	51	0%	188	3%
Asia	2,018	17%	609	10%
Total	$12,175	100%	$5,904	100%

	2012		2011
Systems	$8,656	71%	$4,114	70%
Sale of Disposables	1,918	16%	954	16%
Services and other	1,601	13%	836	14%
Total	$12,175	100%	$5,904	100%

Total revenue was $12,175,000 for the year ended December 31, 2012, compared to $5,904,000 for the year ended December 31, 2011. The increase in revenue of $6,271,000, or 106%, was due to a $4,542,000, or 110%, increase in Renaissance system revenue, a $964,000, or 101%, increase in disposables revenue and a $765,000, or 92%, increase in services and other revenues.

The increase in Renaissance system revenue was attributable to the commercial sales of 15 units of our Renaissance system during the year ended December 31, 2012, as compared to 11 unit sales during the year ended December 31, 2011, and due to an increase in the system’s average selling price with the introduction of Renaissance in 2011 (which replaced the earlier SpineAssist system).

The increase in disposables revenue during the year ended December 31, 2012, compared to the year ended December 31, 2011, was primarily due to the continued adoption of Renaissance, driven by the growth of our commercial installed base and relatively incremental average increase in utilization per commercial system in the United States with a focus on complex spine and minimally-invasive surgery markets.

The increase in service revenue was attributable to an increase in the installed base of Renaissance systems covered under warranty and maintenance during the year ended December 31, 2012, compared to the year ended December 31, 2011.

The increase in revenue in the United States of $6,407,000, or 209%, was primarily due to the sale of eleven commercial Renaissance systems in the United States during the year ended December 31, 2012, compared to four commercial sales in the United States during the year ended December 31, 2011. The decline in international sales is mainly a result of slowdown of activities in Europe offset by the increase of activity in Asia. The decline in our sales in east and west Europe is mainly due to zero Renaissance systems sold during the year ended December 31, 2012, compared to five Renaissance systems sold during the year ended December 31, 2011. The increase in our activity in Asia is due to entrance to new markets resulting in sales of four Renaissance systems during the year ended December 31, 2012, compared to two Renaissance systems sold during the year ended December 31, 2011.

Cost of Sales

Cost of sales was $2,893,000 for the year ended December 31, 2012, compared to $1,879,000 for the year ended December 31, 2011. The increase in cost of sales of $1,014,000, or 54%, the increased costs were due to costs associated with 15 units sales recognized during the year ended December 31, 2012, compared to costs associated with 11 units sales recognized during the year ended December 31, 2011, the incremental per unit cost of Renaissance compared to the SpineAssist system, and the increase in cost associated with the incremental number of employees in the operations department.

 Gross Profit

Gross profit was $9,282,000 for the year ended December 31, 2012, or 76% of revenues, compared to $4,025,000 or 68% of revenues for the year ended December 31, 2011. The increase in gross profit of $5,257,000, or 130%, and the gross margin as a percentage of sales was primarily due the increase in revenues in the period and realizing economies of scale. In addition, the increase in gross margin is due to an increase in the average price of our Renaissance system in 2012 compared to 2011, due to the move from a combination of sales of Renaissance systems and the SpineAssist systems in the year ended December 31, 2011, and to sales of solely Renaissance systems during year ended December 31, 2012. In addition, the incremental revenues covered a higher portion of the overhead expense.

Operating Expenses

The following table presents operating expenses for the periods indicated:

	For the Year Ended December 31,
	(in thousands)		Increase (decrease) in
	2012	2011	dollars	%
Research and development	$2,760	$3,062	(302)	(10)
Selling and marketing	$8,887	$6,990	1,897	27
General and administrative	$1,845	$1,639	206	13
Total operating expenses	$13,492	$11,691	1,801	15

Research and Development Cost, Net

The following table presents research and development cost, net, for the periods indicated:

	For the Year Ended December 31,
	2012	2011

Research and Development cost	$2,760	$3,076
Less:
Participation of the European Union	$-	(14)
Research and Development Expenses, Net	$2,760	$3,062

Research and development cost, net was $2,760,000 for the year ended December 31, 2012, compared to $3,062,000 for the year ended December 31, 2011. The decrease of $302,000, or 10%, was primarily due the completion of the development of Renaissance in 2011 (Renaissance was launched in June 2011), which resulted in a decrease in our raw materials and subcontractor expenses, patent and registration expenses and other research and development expenses, partially offset by an increase in salaries, wages and related expenses and depreciation expenses. Our research and development expenses after the launch of Renaissance relate mainly to continued improvement of our Renaissance system, development additional applications, such as the brain application, and development of future products.

Selling and Marketing Expenses

Selling and marketing expenses were $8,887,000 for the year ended December 31, 2012, compared to $6,990,000 for the year ended December 31, 2011. The increase of $1,897,000, or 27%, resulted from an increase in salaries, wages and related expenses, advertising, demonstrations and exhibitions expenses, and foreign travel expenses, primarily due to the expansion of efforts to penetrate to the U.S. market and the efforts to penetrate the Asian market. Such efforts included, among other things, recruitment of additional sales personnel in the United States, expansion of marketing activities including participating in exhibitions and continued introduction activities of Renaissance.

General and Administrative Expenses

General and administrative expenses were $1,845,000 for the year ended December 31, 2012, compared to $1,639,000 for the year ended December 31, 2011. The increase of $206,000, or 13%, resulted from an increase in salaries, wages and related expenses and professional services expenses, primarily due to expenses relating to hiring a consultant and other professional services, such as legal services, investor relations services, auditors, and tax consultants that supported our organizational growth.

Financing expenses, net

Financial expenses, net were $2,831,000 for the year ended December 31, 2012, compared to $184,000 for the year ended December 31, 2011. The increase in financial expenses, net of $2,647,000, or 1,438%, was primarily due to a non-cash charge with respect to the change in the fair value of the warrants which were issued to investors, as described in Note 28C(6) in our consolidated financial statements as at December 31, 2012, and representing a financial liability that is a derivative instrument. During the year ended December 31, 2012, the change in the fair value of the warrants of $2,815,000 was recorded as financial expense.

Taxes on Income

We recorded an expense of $23,000 for the year ended December 31, 2012, compared to an income tax benefit of $68,000 for the year ended December 31, 2011. The income tax benefit in 2011 was due to recognition of deferred tax assets for net operating losses of the Subsidiary.

Loss and Loss per Share

The loss was $7,064,000, or $0.29 per share, for the year ended December 31, 2012, compared to loss of $7,782,000, or $0.36 per share, for the year ended December 31, 2011.

The slight decrease in loss and loss per share in the year December 31, 2012, compared to the year ended December 31, 2011, is mainly due to the increase of 106% in revenues in the year ended December 31, 2012, primarily from sales in the United States offset by financial expenses in the amount of $2,815,000 during the year ended December 31, 2012 due to change in the fair value of the derivative instrument.

Comparison of the fiscal years ended December 31, 2011 and December 31, 2010

Revenue

The following tables present our total revenues by line of product and by geographic area for the fiscal years indicated (in thousands of U.S. dollars and as a percentage of total revenues):

	For the Year Ended December 31,
	2011		2010
United States	$3,067	52%	$1,711	43%
Western Europe	2,040	35%	1,228	31%
Eastern Europe	188	3%	891	22%
Others	609	10%	143	4%
Total	$5,904	100%	$3,973	100%

	2011		2010
Systems	$4,114	70%	$2,933	74%
Sale of Disposables	954	16%	804	20%
Services and other	836	14%	236	6%
Total	$5,904	100%	$3,973	100%

Total revenue was $5,904,000 for the year ended December 31, 2011, compared to $3,973,000 for the year ended December 31, 2010. The increase in revenue of $1,931,000, or 49%, was due to a $1,181,000, or 40%, increase in Renaissance system revenue, a $150,000, or 19%, increase in disposables revenue and a $600,000, or 254%, increase in services and other revenues.

The increase in Renaissance system revenue was attributable mainly to an increase in the system’s average selling price with the introduction of the Renaissance system in 2011 (which replaced the earlier SpineAssist system) and to an increase in the number of units sales from 9 units in the year ended December 31, 2010, to 11 units in the year ended December 31, 2011.

The increase in disposables revenue was attributable to the growth of our commercial installed base which resulted in an increase in the number of kits sold during the year ended December 31, 2011, compared to the year ended December 31, 2010.

The increase in service revenue was attributable to an increase in the installed base of Renaissance systems covered under warranty and maintenance and sales of spare parts during the year ended December 31, 2011, compared to the year ended December 31, 2010.

The increase in revenue in the United States of $1,356,000, or 79%, was primarily due to an increase in the Renaissance system’s average selling price and the sale of four commercial units in the United States during the year ended December 31, 2011, compared to three commercial sales in the United States during the year ended December 31, 2010.  The increase in international sales is mainly a result of increase of activities in western Europe and Asia offset by the slowdown of the activity in eastern Europe.  The increase in our activity in Asia is due to entrance to new markets resulting in sales of two units during the year ended December 31, 2011, compared to zero units sold during the year ended December 31, 2010. The increase in our activity in western Europe was due to the continuity marketing efforts resulting in sales of five units during the year ended December 31, 2011, compared to four units sold during the year ended December 31, 2010.  The decline in our sales in eastern Europe was mainly due to zero commercial sales during the year ended December 31, 2011, compared to two units sold during the year ended December 31, 2010.

Cost of Sales

Cost of sales was $1,879,000 for the year ended December 31, 2011, compared to $961,000 for the year ended December 31, 2010. The increase in cost of sales of $918,000, or 95%, was primarily due to the increase in units sold of the Renaissance and SpineAssist systems, an increase in numbers of employees in the operation department to facilitate the growth in operation, incremental per unit cost of the  Renaissance system compared to the SpineAssist system and the increased cost of amortization of intangible assets. The cost of sales in the years ended December 31, 2011 and 2010 includes amortization of intangible assets totaling $322,000 and $210,000 respectively, due to costs of development that were capitalized for the C-Insight technology.

Gross Profit

Gross profit was $4,025,000 for the year ended December 31, 2011, compared to $3,012,000 for the year ended December 31, 2010. The increase in gross profit of $1,013,000, or 34%, was primarily due to the increase in revenues in the period. Total gross margin for the year ended December 31, 2011 was 68% of revenue compared to a gross margin of 76% for the year ended December 31, 2010. The decrease in gross profit was mainly due to the higher cost of the Renaissance system compared to the SpineAssist system, increased amortization of intangible assets cost and the increase in cost associated with the incremental number of employees.

Operating Expenses

The following table presents operating expenses for the periods indicated:

	For the Year Ended December 31,
	(in thousands)		Increase (decrease) in
	2011	2010	dollars	%
Research and development	$3,062	$2,292	770	34
Selling and marketing	$6,990	$4,592	2,398	52
General and administrative	$1,639	$1,424	215	15
Total operating expenses	$11,691	$8,308	3,383	41

Research and Development Cost, Net

The following table presents research and development cost, net, for the periods indicated:

	For the Year Ended December 31,
	2011	2010

Research and Development cost	$3,076	$2,644
Less:
Capitalization of Development expenses	-	$(281)
Participation of the Chief Scientist	-	$(71)
Participation of the European Union	$(14)
Research and Development Expenses, Net	$3,062	$2,292

Research and development cost, net was $3,062,000 for the year ended December 31, 2011, compared to $2,292,000 for the year ended December 31, 2010. The increase of $770,000, or 34%, was primarily due to an increase in research and development activities associated with the completion of the development of the Renaissance system we commercially launched in June 2011 and the development of additional applications.

Selling and Marketing Expenses

Selling and marketing expenses were $6,990,000 for the year ended December 31, 2011, compared to $4,592,000 for the year ended December 31, 2010. The increase of $2,398,000, or 52%, was primarily due to the expansion of efforts to penetrate new markets in the United States, Asia and Europe which include, among other things, continued recruitment of sales personnel in the United States, expansion of marketing activities including participating in exhibitions and continued introduction activities of Renaissance.

General and Administrative Expenses

General and administrative expenses were $1,639,000 for the year ended December 31, 2011, compared to $1,424,000 for the year ended December 31, 2010. The increase of $215,000, or 15%, was primarily due to expenses relating to hiring a consultant and other professional services, such as legal services, investors relationship services, auditors, and tax consultants that supported our organizational growth.

Financing expenses, net

Financial expenses, net were $184,000 for the year ended December 31, 2011, compared to $469,000 for the year ended December 31, 2010. The decrease in financial expenses, net of $285,000, or 60%, was primarily due to exchange rate differences pertaining to the U.S. dollar and the Euro.

Taxes on Income

We recorded an income tax benefit of $68,000 for the year ended December 31, 2011, compared to an expense of $8,000 for the year ended December 31, 2010. The income tax benefit in 2011 is due to recognition of deferred tax assets for net operating losses of the Subsidiary.

Loss and Loss per Share

The loss was $7,782,000, or $0.36 per share, for the year ended December 31, 2011, compared to loss of $5,773,000, or $0.29 per share, for the year ended December 31, 2010.

The losses in the years 2011 and 2010 derive primarily from a relatively high level of sales and marketing costs, as we invested in targeting new markets, development efforts to expand our product portfolio, as well as, research and development to improve existing products.

Effective Corporate Tax Rate

Our effective consolidated tax rate in 2012, 2011 and 2010 was close to zero percent primarily due to the tax losses we accrued in Israel since our inception and due to tax losses and benefits accrued by our Subsidiary, for which deferred taxes were not created until 2011. We expect to continue to accrue losses for tax purposes in Israel in the coming years and to increase our profits for tax purposes in our Subsidiary, derived from our expected revenues in the coming years in the United States, which would increase our effective consolidated tax rate in the coming years.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

We have recently begun generating a majority of our revenues in dollars, which is our functional currency as of September 27, 2012, while some of our revenues are generated in other currencies, such as the Euro and NIS. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results. A considerable amount of our expenses are generated in dollars, but a significant portion of our expenses such as salaries are generated in other currencies such as NIS. In addition to our operations in Israel, we are expanding our international operations. Accordingly, we incur and expect to continue to incur additional expenses in non-dollar currencies, such as the Euro. As a result, some of our financial liabilities are denominated in these non-dollar currencies. Most of the time our non-dollar assets are not totally offset by our non-dollar liabilities. Due to the foregoing and the fact that our financial results are measured in dollars, our results could be adversely affected as a result of a strengthening or weakening of the dollar compared to these other currencies. Until the Currency Change Date our functional currency was NIS and therefore the impact of the fluctuation of the NIS against other non-NIS denominated currencies created an impact on our assets and liabilities valuation. During 2012, 2011 and 2010 we incurred net non-NIS currency gain of $317,000, a loss of $16,000, and gain of $153,000, respectively.

Some portions of our expenses, primarily expenses associated with employee compensation, are denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours that consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. In addition, some of our expenses, such as salaries for our Israeli based employees, are linked to some extent to the rate of inflation in Israel. An increase in the rate of inflation in Israel that is not offset by a devaluation of the NIS relative to the U.S. dollar can cause the dollar amount of our expenses to increase.  We believe that inflation in Israel has not had a material effect on our results of operations but that the recent appreciation of the dollar against the NIS has a material effect on our results of operations.

Liquidity and Capital Resources

We have incurred net losses and negative cash flow from operating activities for each year since our inception in September 2000. As of March 31, 2013, we had an accumulated loss of $62,598,000 and have financed our operations principally through the sale of our products, disposables and other services, sale of our equity securities, issuance of convertible debentures and grants from the OCS.

As of March 31, 2013, we had $15,114,000 in cash, cash equivalents and investments. On November 29, 2012, we repaid convertible debentures and the accumulated interest due in the aggregate amount of NIS 15,825,000 (approximately $4,131,000). Our cash and short term investment balances are held in a variety of interest bearing instruments, including government and corporate bonds from Israel government agencies and deposits in accordance with directives of our board of directors as further described below.

As of March 31, 2013, approximately 50% of our expenses are in U.S. dollars and the rest are in NIS or Euros. The Company does not utilize any derivative instruments for the purposes of hedging.

Our cash that is forecasted for use for a period greater than a year have been managed, since 2007, by a number of investment portfolio companies. Pursuant to directives from the Company's board of directors, our cash is invested in bank deposits and negotiable bonds (i.e., bonds that can be sold in the securities markets of Israel and around the world), the ratings of which are not lower than ‘A+’ according to the rating accepted in Israel, with the average life of each bond in the portfolios not greater than four years. In addition, the Company limited the exposure to the corporate bonds to up to 15% of its portfolio. Since September 27, 2012 most of our cash invested in short term deposits has been linked to the U.S. dollar.

Our board of directors periodic examines the financial exposure of our balance sheet, as set forth above. As part of this approach, we carry out financial activities to reduce our exposure to risk. The Audit Committee and the board of directors held discussions concerning the Company's exposure to risk from the currencies other than the U.S. dollar, and decided that we shall maintain sufficient cash for our activities, including those in other currencies.

Net Cash Used in Operating Activities

Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization and stock-based compensation and also affected by changes in operating assets and liabilities.

Net cash used in operating activities for the three month period ended March 31, 2013 was $ 1,641,000 compared to $1,835,000 for the three month period ended March 31, 2012. The decrease of $194,000, or 11%, in cash used for operating activities in the current quarter was mainly due to the increase in trade and other receivables due to an increase in sales offset by the decrease in operating loss.

Net cash used in operating activities for the year ended December 31, 2012 was $1,820,000 compared to $6,853,000 for the year ended December 31, 2011.  The decrease of $5,033,000, or 276%, in cash used for operating activities was mainly due to a reduction of $3,456,000 in loss from operations in the year ended December 31, 2012, compared to the loss in the year ended December 31, 2011.

Net cash used in operating activities for the year ended December 31, 2011, was $ 6,853,000 compared to $4,497,000 for the year ended December 31, 2010. The increase of $2,356,000 in cash used for operating activities is mainly due to the increase of $ 2,009,000 in losses in the year ended December 31, 2011, compared to the loss in the year ended December 31, 2010.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the three month period ended March 31, 2013 was $2,748,000, primarily attributable to net proceeds of $2,831,000 from maturities of short term investments offset by purchases of fixed assets, such as computers, machinery and leasing improvements of $83,000. Net cash used in investing activities for the three month period ended March 31, 2012 was $2,863,000, primarily attributable to the net purchase of $2,996,000 of short term investments and purchases of fixed assets of $133,000.

Net cash provided by investing activities for the year ended December 31, 2012, was $9,577,000, primarily attributable to proceeds of $9,949,000 from maturities of short term investments offset by purchase of fixed assets, such as computers, machinery and leasing improvements of $372,000.

Net cash used in investing activities for the year ended December 31, 2011 was $2,488,000, attributable to the purchase of $2,213,000 of short term investments and purchases of fixed assets of $275,000. Net cash provided by investing activities for the year ended December 31, 2010 of $5,397,000 was primarily attributable to proceeds of $5,831,000 from maturities of short term investments offset by purchase of fixed assets of $153,000 and development costs recognized of intangible assets of $282,000.

Net Cash (Used in) Provided by Financing Activities

Net cash used in financing activities in the three month period ended March 31, 2013 was $144,000 compared to $0 in the three month period ended March 31, 2012.  The increase in cash flows used in financing activities in the three months ended March 31, 2013 arises from pre-paid issuance expenses that arise from our agreement with the Oracle Investors, or the Oracle Agreement, offset by the proceeds from the exercise of employee options.

Net cash provided by financing activities in the year ended December 31, 2012 was $3,068,000, compared to $6,210,000 in year ended December 31, 2011. The net cash from financing activities in 2012 is mainly from net proceeds from the investment made by Oracle (as described further below under this section) offset by repayment in full of Series A debentures in the amount of NIS 15,825,000 (approximately $4,131,000) including interest at a fixed rate of 5.5% per annum and repayments of royalties to the OCS.  In 2011, net cash from financing activities was mainly from net proceeds from an investment made by the Phoenix Insurance Co. Ltd. and Leader Underwriters (1993) Ltd. offset by repayments to the OCS.

Net cash from financing activities in the year ended December 31, 2011 was $6,210,000, compared to $212,000 in the year ended December 31, 2010.  The net cash from financing activities in 2010 is mainly from grants we received from the OCS.

In August 2012, we entered into the Oracle Agreement with the Oracle Investors.  Under the Oracle Agreement, the Oracle Investors initially invested an amount of $7.5 million, and agreed that, upon the fulfillment of certain conditions as specified in the Oracle Agreement, the Oracle Investors would invest an additional amount of up to $7.5 million. In connection with the Oracle Agreement we issued to the Oracle Investors an aggregate of 7,053,529 Ordinary Shares, or the Oracle Shares, for an aggregate amount of $7.5 million, or the Invested Amount, reflecting a price per Oracle Share of NIS 4.25 (based on the exchange rate of August 8, 2012, of NIS 3.997 to $1, or the Rate of Exchange). In addition, we issued to the Oracle Investors, for no additional consideration, warrants, to purchase an aggregate of up to 7,053,529 Ordinary Shares, or the Oracle Warrants and the Oracle Warrant Shares, respectively, and in total for all the Oracle Investors, Oracle Warrant Shares for an aggregate exercise price of up to $7.5 million, calculated pursuant to the Rate of Exchange, or the Total Warrant Consideration. The Oracle Warrants are exercisable for a period of 36 months from September 27, 2012. The exercise price per each Oracle Warrant Share is the lower of: (a) NIS 6; and (b) the average price of the Company’s Ordinary Shares on the TASE in the 10 trading days preceding exercise (according to the Rate of Exchange), provided, however, that if the price under (b) above is lower than NIS 4.25, each Oracle Investor will be entitled to exercise only up to 50% of its portion of the Total Warrant Consideration at NIS 4.25, and any exercise with respect the balance of the Oracle Warrant shall be at an exercise price of NIS 6.00. The investment under the Oracle Agreement closed on September 27, 2012.  On May 28, 2013, in accordance with the Oracle Agreement, we provided the Oracle Investors with a notice of mandatory exercise, pursuant to which the Oracle Investors were required within 30 days to exercise the Oracle Warrants.  In connection with the exercise of the Oracle Warrants, we issued 4,996,251 Ordinary Shares to the Oracle Investors for a Total Warrant Consideration of $7,500,000.

For a description of the Oracle Agreement, see “Beneficial Ownership of Principal Stockholders and Management – Changes in Percentage Ownership by Major Shareholders - The Oracle Agreement”.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $7.1 million for the year ended December 31, 2012 and net loss of $10.6 million in the first three months of 2013. We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the spine market, continue to market and sell our Renaissance system, continue research and development of existing and future products, and continue development of the corporate infrastructure required to sell and market our products and support operations. We also expect to experience increased cash requirements for inventory to meet increased demand of our Renaissance system. We believe that the net proceeds from this offering and our existing cash, cash equivalents and investment balances, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements for the next twelve months. To the extent the net proceeds from this offering, our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional equity, debt or other securities or entering into a credit facility, or modify our current business plan. The sale of additional equity may result in dilution to our current shareholders. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our Ordinary Shares and could contain covenants that could restrict our operations and ability to issue dividends. We may also require additional capital beyond our currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.

Because of the numerous risks and uncertainties associated with the development of medical devices and the current economic situation, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

•	the revenue generated by sales of our current and future products;

•	the expenses we incur in selling and marketing our products and supporting our growth;

•	the costs and timing of regulatory clearance or approvals for new products or upgrades or changes to our products;

•	the expenses we incur in complying with domestic or foreign regulatory requirements imposed on medical device companies;

•	the rate of progress, cost and success or failure of on-going development activities;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;

•	the costs of registration and listing of our ADSs in the United States;

•	the terms and timing of any collaborative, licensing, or other arrangements that we may establish;

•	the future unknown impact of recently enacted healthcare legislation;

•	the acquisition of businesses, products and technologies; and

•	general economic conditions and interest rates.

Research and Development, Patents and Licenses, Etc.

Our research and development activities are focused on the development of surgical guidance systems and complementary products in the spine and brain surgical markets as well as development of additional applications using the core technology.

As of March 31, 2013, our research and development team consisted of 17 people and our regulatory and quality team consisted of three people. In addition, we work with subcontractors for the development and design when needed. We have assembled an experienced team with recognized expertise in robotics, mechanical and electrical engineering, software, control algorithms and systems integration, as well as significant clinical knowledge and expertise.

Our research and development efforts are focused on continuous improvement of Renaissance including adding new applications for the spine market and the development of the brain application as well as investment in future products.

We invest resources in the protection of our intellectual property. For this purpose, we file from time to time applications for patent registration in the certain countries in which we are active and in other countries which we consider as potential markets.

From our inception, we have entered into research and clinical alliances in order to substantiate the knowledge which is at the basis of the products developed and marketed thereby, as well as for the innovative and ongoing development of such products. We use such research to gain recognition in the medical community and for scientific publications. We are currently involved in research activity conducted in several centers in Israel, the United States and Germany.

We finance our research and development activities mainly through sale of our products, capital raising, grants received from the OCS and grants received from the European Union.

As of March 31, 2013, we have received total grants from the OCS of $1,326,843, of which we have repaid an amount of $624,040 in the form of royalties in respect of sales of products in which the OCS participated in their development by means of grants, and we owe to the OCS a total of $947,080, which includes LIBOR interest payable from such royalties generated in future periods.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our known contractual obligations and commitments as of December 31, 2012:

(in thousands)	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Royalty obligations*	$940	$572	$368	$—	$—
Premises leasing obligations	$208	$109	$99	$—	$—
Car leasing obligations	$294	$184	$110	$—	$—
Purchase commitments and obligations	$1,279	$848	$431	$—	$—
Employee benefits	$199	$—	$—	$—	$199
Total	$2,920	$1,713	$1,008	$—	$199

* Undiscounted amount.

In addition, we have a financial liability with respect to warrants convertible into a variable number of the Company's shares, that is accounted for as a derivative instrument in the amount $3,990,000, as described in Note 28C(6) to our consolidated financial statements as at December 31, 2012. As of March 31, 2013, the total amount of the derivative instrument was $13,897,000. On May 28, 2013, we provided the holders of such warrants with a notice of mandatory exercise, pursuant to which such holders shall, within 30 days, exercise such warrants for total consideration of $7,500 into a fixed number of 4,996,251 Ordinary Shares as determined on such date.  Due to this change in the effective terms of the derivative instrument, we chose as an accounting policy to reassess the terms of the derivative instrument as of May 28, 2013. Accordingly, we determined the derivative instrument to be an equity instrument, and as a result, the derivative liability in the amount of $17,500 was classified to equity, according to its fair value as of May 28, 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Financial Overview – Warrants.”

Export Sales

The following table presents total export sales for each of the fiscal years indicated (in thousands):

	For the three months ended
	March 31,	For the year ended December 31,
	2013	2012	2011	2010
Total export sales*	$4,870	$12,043	$5,634	$3,830
as a percentage of total revenues	99.2%	98.9%	95%	96%

* Export sales, as presented, are defined as sales to customers located outside of Israel.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

We do not currently anticipate undertaking any significant long-term borrowings. In November 2012, we paid the full amount of Series A debentures in the amount of NIS 15,825,000 (approximately $4,131,000) including interest at a fixed rate of 5.5% per annum. Currently, our investments consist primarily of cash and cash equivalents, bank deposits, investment in accounts and negotiable bonds (i.e., that can be sold in the securities markets of Israel and around the world) the ratings of which are not lower than ‘A+’ according to the rating accepted in Israel, with the average life of each bond in the portfolios not greater than four years. In addition, we limited the exposure to the corporate bonds to 15% of our portfolio. We follow an investment policy that was set by our board of directors whose primary objectives are to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, provided, however, that given the low levels of interest rates worldwide, our interest income is not material and a further reduction in interest rates would not cause us a significant reduction in the absolute amounts of interest income to us. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities of our investments to date, their carrying value has always approximated their fair value. It is our current policy to hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our functional and reporting currency from September 27, 2012 is the U.S. dollar.  Although the U.S. dollar is our functional currency, a significant portion of our expenses are denominated in both NIS and Euros and currently most of our revenues are denominated in U.S. dollars.  Therefore, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, mainly against the NIS and the Euro. Our NIS and Euro expenses consist principally of payroll to our employees in Israel, payments made to subcontractors for purchasing components to our products, research and development activities and marketing and sales activities. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against either the NIS or the Euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollar, mainly in NIS and Euros.  Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as at March 31, 2013 regarding our foreign currency-denominated monetary assets and liabilities.

Foreign currency denominated monetary assets and liabilities

Position as at March 31, 2013:

Total as at March 31,
2013
(U.S. $ in thousands)
Current Assets:
NIS	2,577
Euro	513
Total	3,090

Long term Assets:
NIS	69
Total	69

Current Liabilities:
NIS	1,788
Euro	31
Total	1,819

Long term Liabilities:
NIS	13,897
Total	13,897

BUSINESS

Overview

We are a medical device company developing and marketing innovative surgical guidance systems and complementary products. Our expertise is in robotic, computerized and imaging-based systems, primarily in the field of spine surgery. Our Renaissance Surgical Guidance System, or Renaissance, enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures. Our FDA-cleared and CE-marked Renaissance system is used in multiple types of spine surgeries, whether open or minimally invasive, for a variety of clinical indications. Our Renaissance system and its predecessor have been used in over 5,000 spine surgeries, including fusion, correction of spinal deformities, biopsy collection, tumor excision and cement augmentations.  Our Renaissance system has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver value to hospitals and payors.  Our total revenue grew from $0.6 million in 2008 to $12.2 million in 2012, representing a compound annual growth rate of 114%, and grew from $2.4 million in the first quarter of 2012 to $4.9 million in the first quarter of 2013.

The key elements of the Renaissance System include our RBT Device, a portable, computer-controlled Stewart platform that spatially positions and orients surgical tools, our Renaissance Work Station, a mobile workstation that houses our proprietary software, and multiple mounting platforms we have designed to serve as an interface between the patient and the RBT Device.  Our Renaissance system enables spine surgeons to perform procedures with a higher degree of accuracy and precision.  A pre-operative plan for each patient is developed by the surgeon using our proprietary software based on a standard three-dimensional, or 3D, computed tomography, or CT,  image.  The surgeon performs the procedure using surgical tools attached to the RBT Device and is guided by the RBT Device to a precise location and trajectory along the spine in accordance with the pre-operative plan.  At the beginning of the surgical procedure, an automatic 3D synchronization process independently registers the location of the system relative to the position of the patient’s spine and the pre-operative plan. Unlike conventional robotic surgery, where the robot performs the procedure guided by the surgeon, the Renaissance system guides the surgeon who performs the procedure in accordance with the pre-operative plan.

Renaissance and its predecessor have been used in over 5,000 spine surgeries at over 50 medical centers worldwide, and involving over 35,000 implants sourced from multiple manufacturers. Renaissance is FDA – cleared, CE – marked and has regulatory clearances in several other markets, including Russia, India and Australia. Mazor Robotics' products are active in ten countries, with nine distributors representing it in 16 countries.

Industry Overview

Spine Disorder Market Overview

Spine disorders are a leading driver of healthcare costs worldwide. Spinal disorders are also a leading cause of disability among people aged between 19 and 45 in the United States, and are the most common cause of job-related disability.  Spine disorders afflict women and men equally and are the second most common neurological ailment in the United States — only headache is more common.   In the United States, according to Orthopedic Network News, there are approximately 1.25 million spinal operations performed annually.

We believe the spine disorder market will continue to grow as a result of a growing, aging and more active population and rising obesity rates, which are expected to be key drivers in the continued growth of spine disorders.  The U.S. Census Bureau projects that the 65 and older age group will double from 38.6 million in 2010 to 65 million in 2030.  In addition, improvements in healthcare have led to increasing life expectancies worldwide and the opportunity to lead more active lifestyles at advanced ages.  These trends are expected to generate increased demand for spine surgeries.

Overview of Spine Disorders

Spine disorders range in severity, causing symptoms ranging from mild pain and loss of feeling to extreme pain and paralysis.  These disorders are primarily caused by degenerative disc diseases, stenosis, deformity, osteoporosis, tumors and trauma.

•
Degenerative disc disease, or DDD, describes the most common type of spine disorder which primarily results from repetitive stresses experienced during the normal aging process. Disc degeneration occurs as the inner cores of intervertebral discs lose elasticity and shrink. Over time, these changes can cause the discs to lose their normal height and shock-absorbing characteristics, which leads to back pain and reduced flexibility. Herniated discs are a common form of degenerative disc disease. Symptomatic cervical disc disease, or SCDD, is a gradual deterioration of the spongy discs in the neck leading to problems related to nerve function that can cause pain and limit movement.

•
Spinal stenosis is a condition attributed to the narrowing of the space around the nerves in the lumbar spine. The resulting compression can lead to back and leg pain. This condition is often caused by the degenerative process in the spine and facet joints. Lumbar stenosis is a condition whereby either the spinal canal or vertebral foramen becomes narrowed in the lower back. If the narrowing is substantial, it causes compression of the nerves and the painful symptoms of lumbar spinal stenosis.

•
Spine deformity is a term used to describe any variation in the natural curvature of the spine. Natural curves help the upper body maintain proper balance and alignment over the pelvis. Common forms of deformity include scoliosis, which is a lateral or side-to-side curvature of the spine, extreme lordosis, which is an abnormal convex curvature of the lumbar spine, and extreme kyphosis, which is an abnormal concave curvature leading to a rounded back.

•
Vertebral compression fractures, or VCFs, are fractures of the vertebrae that result in the collapse of the vertebral body. These fractures, which can be very painful to the patient, are often the result of osteoporosis, which causes the vertebrae to weaken and become brittle, or spine tumors, but can also result from trauma.

•	Spine tumors are relatively rare. Benign tumors are typically removed surgically while malignant tumors are more difficult to treat and often originate in other areas of the body.

Current Treatments for Spine Disorders

Treatment alternatives for spine disorders range from non-operative conservative therapies to surgical interventions. Conservative therapies include bed rest, medication and physical therapy. Surgical treatments for spine disorders can be instrumented, which include the use of implants, or non-instrumented, which forego the use of any such implants. The most common instrumented treatment is spinal fusion, where two or more adjacent vertebrae are fused together with implants to restore disc height and provide stability.

Introduction of Minimally Invasive Surgery

Over the past 30 years, minimally invasive surgical techniques consisting of laparoscopic and robot-assisted surgeries, have transformed many surgical procedures.  Compared to traditional open surgical techniques, minimally invasive techniques potentially offer benefits for patients, surgeons and hospitals.  For patients, these techniques can result in significantly reduced trauma, complications, reduced hospital stays and better aesthetic outcomes.  For the surgeon, these techniques can reduce procedure-related complications and have the potential to reduce risks associated with more invasive procedures. For the hospital, these procedures can result in reduced hospital stays due to faster recovery times, lower rates of complications and a higher level of patient satisfaction.

Despite the potential benefits of minimally invasive surgical techniques, they can also present several notable limitations, including the need for additional training for the surgeon, increased intraoperative use of X-ray radiation, and longer operations, and have been shown in some studies to lower the accuracy of implant placement. As a result, while minimally invasive approaches have seen substantial adoption in various surgical fields where procedures can be performed within existing anatomical cavities, they are currently used in only 10-15% of spinal fusion procedures.

Robot Assisted Surgery

We believe that the application of robotics technologies in minimally invasive surgical procedures represents the next generation in the evolution of the surgical technique. These technologies are being developed to provide surgeons with a more precise, repeatable and controlled ability to perform complex procedures. With the assistance of robotics technology, an increasing number of surgeons have been able to perform procedures previously limited to a small subset of highly-skilled surgeons. In addition, robotics technology has allowed these procedures to be performed in a more minimally invasive manner, requiring only small incisions, which result in reduced procedure related trauma, fewer infections and post-procedure complications, and reduced recovery and hospitalization times.

The Limitations of Current Spine Procedures

Although minimally invasive techniques have been widely adopted in many fields of surgery, they have had limited adoption in spine surgery.  We believe that the principal barriers to the adoption of minimally invasive techniques for spine surgery are:

•	restricted or even no line-of-sight at the anatomical site;

•	cumbersome handling of surgical instruments;

•	dependence on two-dimensional imaging for three-dimensional surroundings; and

•	limited operating space.

As a result, the majority of spine surgeries are performed freehand.  According to a study published in Spine, 87% of spine surgeries were performed freehand.  Although this type of surgery allows for direct visualization of the anatomy, open surgeries may result in:

•	increased procedure-related blood loss, pain and scarring at the incision site;

•	increased likelihood of complications, such as infections;

•	slower recovery times and longer post-operative hospital stays; and

•	undesirable aesthetic outcomes.

The Mazor Robotics Solution

Our Renaissance system enables surgeons to advance from freehand surgical procedures to accurate, state-of-the-art, precision guided procedures.  It has the ability to improve clinical outcomes for patients, provide a safer surgical environment for surgeons and operating room staff by reducing exposure to radiation, and deliver value to hospitals and payors.  We believe our Renaissance system offers the following benefits to patients, surgeons and hospitals:

Reproducible Precision and Accuracy.  The Renaissance system significantly increases the level of placement accuracy over freehand surgery.  A 14-center study involving 635 patients published in the journal Spine demonstrated 98.3% placement accuracy of the spinal implants guided with our Renaissance system. By comparison, the scientific literature on placement accuracy varies, but a meta-analysis of 12,299 thoracolumbar screws, published in Spine, demonstrated 90.3% placement accuracy in freehand surgeries.

Use in a Variety of Procedures.  While Renaissance is often used for conventional or routine spinal surgeries, the system is particularly advantageous in complex spinal procedures, such as the correction of scoliosis and other spinal deformities, long fusions and repeat/revision surgery.  Precision and planning is of particular importance in complex procedures where accuracy and precision are a challenge for even the most experienced surgeons.

Reduced Exposure to Radiation.  Spine surgeries, particularly minimally invasive surgeries, require the use of high levels of X-ray imaging, and exposes surgeons and patients to harmful radiation.  The use of our Renaissance system significantly reduces the need for X-ray imaging during the surgery and provides for a safer overall surgical environment.

Ease of Use. Renaissance leverages and complements the surgical skills and techniques already familiar to the surgeon.  This familiarity in approach combined with greater accuracy and precision accelerates the learning curve, making it usable by surgeons with a broad range of training and skills.

Reduced Costs.  We believe the use of the Renaissance system results in reduced hospital stays due to faster recovery times, lower rates of complications and a higher level of patient satisfaction.

Clinical Differentiation.  We believe the benefits mentioned above will help surgeons and hospitals differentiate themselves, attracting more patients to seek medical care from them, over competitors offering less innovative and accurate alternatives.

Our Strategy

Our goal is to continue to drive sales of our Renaissance system and generate recurring revenues through sales of disposable products and service contracts by establishing our Renaissance system as the standard-of-care in the eyes of surgeons, patients and medical facilities. We believe that we can achieve this objective by working with hospitals to demonstrate the key benefits of our Renaissance system. Our strategy includes the following key elements:

•
Continue to commercialize Renaissance.  We intend to continue to focus on commercializing our Renaissance system by expanding our sales and marketing infrastructure in the United States and global distribution footprint.  We currently maintain a presence in 52 hospitals in ten countries.  Within the United States there are approximately 1,100 hospitals and surgical centers in our target market, creating significant opportunity for us to expand our presence and accelerate our revenue growth.

•
Drive Utilization of our installed Renaissance systems.  Following the initial installation of Renaissance at a given hospital, we intend to expand the number of surgeons who use our system and work with the hospitals and their surgeons to promote patient education on the benefits of Renaissance.  Increased usage of our installed Renaissance systems through surgeon education and training will accelerate our recurring revenues through increased sales of our disposable products.  We also intend to increase our portfolio of disposable and ancillary product offerings.

•
Demonstrate the clinical and financial value proposition of Renaissance.  We intend to collaborate with leading surgeons and early-adopting hospitals to build additional data that supports the clinical and financial benefits of our Renaissance system.  Our goal is to establish that using our Renaissance system will enhance the reputations of leading surgeons and early-adopting hospitals as leading institutions for the treatment of spine disorders, while demonstrating to hospitals the financial benefits of our Renaissance system.

•
Invest in research and development.  We will continue to make significant investments in research and development including investments to upgrade the hardware and software components of our Renaissance system and to develop additional applications using our proprietary technologies.

Our Products

Components of Renaissance

RBT Device.  Our RBT Device is a portable, computer-controlled Stewart platform that spatially positions and orients surgical tools intra-operatively in accordance with the planned surgical blueprint.  All RBT Device movements are a result of the pre-operative plan and are monitored by a closed-loop control process.

Renaissance Workstation.  The RBT Device is housed in our Renaissance Workstation, a mobile workstation that houses our proprietary software which also contains the controllers for the RBT Device, image processing unit, electronics, computer and graphical user interface software. It is equipped with a control panel, including a multi-touch screen monitor. The Renaissance Workstation is used both for pre-operative planning of the procedure, as well as for intra-operative control of the system to implement the pre-operative plan.

Mounting platforms. There are four different mounting platforms that serve as an interface and reference frame between the patient and the RBT Device. All are rigidly attached to the patient’s spine to maintain accuracy, despite breathing and other minor patient movements. The mounting platforms are selected by the surgeon for each procedure based on the surgical approach and surgeon’s preference.

Renaissance Spine Disposables.  Renaissance disposable kits are designed to easily adapt the RBT Device to a multitude of surgical applications and for the different mounting platforms utilized by the surgeon.

Renaissance Spine Accessories.  Renaissance accessories include trays of reusable surgical tools.

Surgical Workflow using Renaissance

Surgical workflow using Renaissance involves four basic steps:

•	Pre-operative planning;

•	Attachment of hardware;

•	3D synchronization; and

•	Surgical execution.

Pre-operative planning. A CT scan of the patient's spine is uploaded to Renaissance software to create a detailed 3D model of the patient's spine. This stage enables accurate visualization of the patient's spinal anatomy and condition, and enables the creation of a customized surgical plan in a virtual 3D environment. In addition, pre-operative planning provides better preparation for each surgery, identifies anatomical challenges, and predefines trajectories for the implants. The surgeon selects implant sizes optimized for achieving the best surgical outcome. All pre-operative planning can be performed on a personal computer with our proprietary software. To enhance safety, the pre-operative “blueprint” can be reviewed in a virtual video mode in our planning software, which provides a slice-by-slice image display in all three surgical planes, as well as a full 3D review of the surgical blueprint (Fig. 1).

Figure 1: Planning Software and 3D visualization of planning

Attachment of hardware.  In the operating room, one of four Renaissance mounting options is selected in accordance with the clinical indication and surgeon's preference. The mounting platform is rigidly attached to the patient’s spine to ensure that maximum accuracy is maintained throughout the surgical procedure, even if patient movement occurs.

Three-dimensional (3D) synchronization. To execute the surgical blueprint, it is necessary to match the CT-based plan with the patient's spine and the mounting platform. The mounting platform's spatial location is marked by a proprietary 3D marker which is attached to it. Two fluoroscopic images of the 3D marker and the spine are taken (anterior-posterior and oblique views). Renaissance software then automatically matches the vertebras seen in the fluoroscopic images to those in the pre-operative CT. This automatic registration process is critical for the software to identify the location of the mounting platform relative to the patient’s spine. It allows the software to calculate the motion of the RBT Device. The accuracy of the 3D synchronization process is confirmed by the surgeon after visual verification for each vertebra.

3D Marker; C-arm in 2 positions taking registration images for 3D Synchronization process

 Surgical execution. Once the 3D Synchronization is completed, the RBT Device is attached to the mounting platform based on instructions that are defined by the software after processing registration data with the pre-operative planning. Upon activation by the surgeon, the RBT Device moves an arm that is attached to it, and positions it at the location so that its trajectory is precisely aligned with the pre-operative plan.  A cannula which is passed through the arm, along the line of the trajectory, is used by the surgeon to guide the surgical tools and drills used in the surgery. This process is repeated for each vertebra until the surgeon completes the instrumentation according to the pre-operative plan and intraoperative clinical judgment.

RBT Device (with an arm connected to it) on Clamp Mount ready to guide the surgeon

Additional Applications

Brain Procedures

We are developing a new application of our Renaissance system intended to provide precise control over the insertion of surgical instruments (drills, cannulas, electrodes, needles, etc.) and implants during brain surgery. This application includes use of Renaissance for brain biopsies and for the novel new treatment of Deep Brain Stimulation, or DBS, that implants electrodes into the brain. Our head-mounted application for brain surgeries was cleared by the FDA in July 2012 and CE-marked in August 2012. While it has already been used in more than 30 brain biopsies, we are deferring its commercial launch until we accumulate more clinical data. We anticipate a commercial launch in 2014. For the DBS application, we have teamed with Alpha-Omega Ltd., a manufacturer of actuators that advance electrodes into the patient’s brain. We expect the first in-vivo DBS procedure to be performed in the fall of 2013.

Renaissance Scan and Plan

This potential application is designed to obviate the need for a pre-operative CT scan by using an available intra-operative 3D imaging system (fluoroscopy- or CT-based). This 3D scan is performed after placing the selected Renaissance mounting system on the patient. When using this application, there is no need for correlation, as the 3D synchronization process is inherent to the image acquisition process. Once the 3D images are acquired, the surgeon utilizes them to plan the operation based on these images in the operating room. The application has been cleared by the FDA but is currently used clinically in a selective manner.

Other Potential Applications

We believe that with further research and development of our technology, we can develop applications for other areas of the body or for additional applications within brain and spine surgeries. Should we elect to develop and commercialize additional potential applications of Renaissance within or outside of the brain and spine surgery markets, we will need to seek the appropriate marketing clearance from the FDA and any other required regulatory approvals for such applications.

Sales and Marketing

We are currently developing a sales and marketing organization that consists of a capital sales team, a clinical sales team and a marketing team. Our sales and marketing team is comprised of executives with experience from major surgical robotic technology companies including Intuitive Surgical Inc. (ISRG), Hansen (HNSN), Steretaxis Inc. and Medtronic Inc. The capital sales team drives capital equipment sales of Renaissance and associated applications while the clinical sales team focuses on the further penetration of existing clients through education and training.

As of March 31, 2013, our U.S. sales team had a total of 36 employees, including 12 capital sales representatives, 16 clinical sales representatives and eight members of the marketing and operation team. Our international sales team includes the Vice President for Sales and one Capital Sales Manager, who sell capital equipment and disposable products mainly through distributors covering five countries in Europe and nine countries in Asia. We expect to increase the number of sales and marketing personnel as we continue to expand our business.

Our sales and marketing goals are to continue to drive capital equipment sales of Renaissance and associated applications and to generate recurring revenue through sales of disposable products and service contracts. To achieve these goals, we must continue to promote adoption of Renaissance by surgeons and hospitals and build demand for the procedure among patients through the following sales and marketing strategy:

•
Actively target hospitals with a significant spine practice. We believe that successful adoption depends on the routine implementation of Renaissance into the surgeon’s and facility’s routine operations. Such facilities also provide the potential to sell systems into additional practices.

•
Facilitate independent clinical research by surgeons. We collaborate with surgeons to conduct research on the implementation, clinical outcomes, radiation exposure and other variables which are inherent to, or derived from, the adoption and utilization of Renaissance in a surgical spine program.

•
Encourage medical facilities to embark on a marketing program that would promote and publicize their Renaissance spine program. We work with hospitals and help them to educate surgeons, referring physicians and patients regarding the clinical benefits that Renaissance provides. This increased patient awareness in the community regarding such benefits has the potential to improve quality of care for patients undergoing procedures using our products.

•	Target early adopters of cutting-edge technology. We work with surgeons who adopt the use of our technology early to promote the widespread use of Renaissance within their facilities.

•
Training and Education. We train and educate through a variety of activities such as observing Renaissance cases, participating in bio-skills workshops to provide prospective customers with hands-on experience by operating on a cadaver using the Renaissance system and participating in peer-to-peer interactions. We also offer comprehensive and advanced training to our surgeons and operating room staff.

 The generation of recurring revenues through sales of our disposable products and service contracts is an important part of the Renaissance business model. We anticipate that recurring revenues will increase as we leverage each new installation of our Renaissance system to generate recurring sales of disposable products. Because of our technical design and programming of our Renaissance system, it only works with Mazor’s proprietary disposable kits. We also offer annual service contracts that provide maintenance and support services related to Renaissance beyond the basic one-year warranty period.

We provide training to surgeons and hospital staff on the use of our Renaissance system. By training we are increasing familiarity with the System and helping ensure safe and proper usage of our equipment and products by surgeons and hospitals, we hope to promote seamless adoption of our Renaissance system. The presence of our representatives in the hospitals also provides us with immediate feedback and understanding of our customers’ preferences and requirements in clinical conditions.

Intellectual Property

We seek patent protection for our products and technologies in the United States and internationally.  Our policy is to pursue, maintain and defend patent rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We own seven U.S. patents, and have been notified by the U.S. Patent and Trademark Office that we will be issued two additional patents.  In addition, we have filed in the United States ten additional patent applications and two provisional patent applications in the United States. A provisional patent application is a preliminary application that can be filed less formally than a full application, and establishes a priority date for the patenting process for the invention concerned. We have also licensed two U.S. patents. In addition, we own fourteen patents that were granted in other countries. All of our patents and patent applications are in the areas of computer-assisted surgery, robotics, imaging and implants. Our patents expire between the years 2021 and 2029. Certain of our in-licensed patents have royalty obligations.

We cannot be sure that any patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought.

We cannot be sure that any of our patents will be commercially useful in protecting our technology. We also rely on trade secrets to protect our product candidates. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. For a more comprehensive discussion of the risks related to our intellectual property, please see “Risk Factors – Risks Related to Our Intellectual Property.”

We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. We also rely on trade secrets to protect our product candidates. However, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Research and Development

Our innovative proprietary technologies were developed, and continue to be developed, by our internal research and development team, together with several dedicated consultants. As of March 31, 2013, we had 14 full-time employees engaged in research and development, as well as three part time employees primarily working on our research and development program.  Our research and development cost, net was $2,760,000 for the year ended December 31, 2012, compared to $3,062,000 for the year ended December 31, 2011. The decrease was primarily due the completion of the development of Renaissance in 2011.

Our research and development focus is to continue to improve our Renaissance system, to adapt it to additional spine applications, and to develop additional applications for it such as our brain application.

In April 2008, we entered into a set of strategic agreements to cooperate with the Cleveland Clinic Foundation, or CCF pursuant to which the parties intended to jointly develop a group of products for the fixation of spinal vertebras while using our guidance technology. The procedure developed by us under the CCF licensed technology was named GO-LIF (Guided Lumbar Inter-body Fusion) and was aimed at utilizing Renaissance to place implants percutaneously. Under these agreements, we received an exclusive worldwide license under two patents owned by CCF for the development of unique spinal fixation implants. We agreed to pay CCF an upfront payment and certain milestone payments that are not material. In addition, we undertook to pay royalties at a decreasing rate, in the low- to mid-single digits, on net sales (as defined in the agreement) of any licensed products. Our obligation to pay royalties continues on a country-by-country basis until expiration of the last to expire licensed patent, or, for licensed products covered by one of the licensed patents, 15 years after receipt of an FDA approval of such licensed products, if earlier. We must also pay to CCF an agreed portion of revenues derived from our sub-licensing of the CCF licensed technology, if any. Under the terms of the agreement, we must achieve certain diligence milestone events by specified dates. If we do not meet these targets, CCF may convert our exclusive license into a non-exclusive license or terminate the agreement. Either we or CCF may terminate the agreement for the other party’s uncured material breach of the agreement, and we may terminate the agreement, on a country-by-country and licensed product-by-licensed product basis, for our convenience. In 2011 we decided to discontinue our investment in developing products based on the patents licensed from CCF.

Competition

Currently, we are not aware of any well-known companies that broadly offer robotic technologies in combination with CAS for spine surgeries.  There are alternative CAS systems, but these are infrared-based optical navigation systems that do not have a robotic component.  These CAS systems are sold by large companies that are well-known in the surgical market in general and in spine in particular, including Medtronic, Inc., Stryker Corporation and Brainlab AG. While these CAS systems have not seen wide adoption in spine surgeries, they are applicable in many other anatomies, increasing their utility to hospitals.

We believe that surgeons are likely to adopt robotic-based technologies for spine and brain surgeries and view this as the main competitive field for our products.  Large, well-known companies, however, have the ability to acquire and develop robotic technologies that may compete with our products. We are aware of certain companies developing robotic applications in orthopedics and spine such as Mako Surgical Corp. and Intuitive Surgical Inc. Even if these companies currently do not have an established presence in the field of spine surgery, they may attempt to apply their robotic technologies to this field and compete directly with us.

The use of three-dimensional imaging for image guided surgeries is a growing field comprised mainly of fluoroscopy-based systems (e.g., Medtronic’s O-arm and Siemens’s ARCADIS Orbic 3D) and intra-operative CT scanners (e.g., Neurologica’s BodyTom and Brainlab’s Airo). These systems can be integrated with navigation systems and are also generally compatible with Renaissance. These advanced imaging modalities, if integrated with a robotic navigation system, can reduce the need for the Renaissance guidance system.

We intend to compete and drive increased adoption of our Renaissance system based on the benefits of Renaissance, including the safety and efficacy of our procedure, the ability to expand or improve upon existing applications through continued research and development and the ability to offer products that are intuitive and easy to learn and use.

Many of our competitors and potential competitors have significantly greater financial, human and other resources than we do, and have established relationships with healthcare professionals, customers and third-party payors. In addition, many of our competitors are more established globally and better positioned with sales and distribution networks, greater resources for product development, additional lines of products and the ability to offer financial incentives such as rebates, bundled products or discounts on other product lines that we cannot provide. Our products could also be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.

We believe that the principal competitive factors in our market include:

•	the safety and efficacy of the procedure and product offerings, as documented through published studies and other clinical reports;
•	product benefits, including the ability to offer spine surgeons a complete solution for posterior thoracic-lumbar procedures;
•	the cost of product offerings and the availability of product coverage and reimbursement from third-party payors, insurance companies and others parties;
•	the strength of acceptance and adoption by spine surgeons and hospitals;
•	the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;
•	the quality of training, services and clinical support provided to surgeons and hospitals;
•	the ability to provide proprietary products protected by strong intellectual property rights; and
•	the ability to offer products that are intuitive and easy to learn and use.

Seasonality

While our business is growing and changing rapidly, we believe it is subject to quarterly seasonal fluctuations because of customary capital expenditure trends by hospitals due to various hospital budget considerations which are not in our control.  Hospitals tend to group purchases at the beginning of their budgetary cycle, which is different among hospitals. Therefore, it is hard to predict results of a certain quarter and some quarters may be weaker than others.

Regulatory Requirements of the U.S. Food and Drug Administration

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the United States and other countries. Most notably, all of our products sold in the U.S. are subject to regulation as medical devices under the FDCA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

●	product design, preclinical and clinical development and manufacture;

●	product premarket clearance and approval;

●	product safety, testing, labeling, advertising, promotion and storage;

●	record keeping procedures;

●	product marketing, sales and distribution;

●	recalls and field safety corrective actions;

●	post-market approval studies;

●	product import and export; and

●	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either premarket notification, or 510(k) marketing clearance, or approval of a premarket approval application, or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) marketing clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in class III, requiring approval of a PMA.

510(k) Marketing Clearance Pathway

The 510(k) clearance process is the regulatory process applicable to our current, marketed products. To obtain 510(k) marketing clearance, we must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” to a legally marketed “predicate device” that is either in class I or class II, or to a class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. A Special 510(k) is an abbreviated 510(k) application which can be used to obtain clearance for certain types of device modification such as modifications that do not affect the intended use of the device or alter the device’s fundamental scientific technology. A Special 510(k) generally requires less information and data than a complete, or Traditional 510(k). In addition, a Special 510(k) application often takes a shorter period of time, which could be as short as 30 days, than a Traditional 510(k) marketing clearance application. The FDA’s 510(k) marketing clearance pathway usually takes from three to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. There is no guarantee that the FDA will grant 510(k) marketing clearance for our future products and failure to obtain necessary clearances for our future products would adversely affect our ability to grow our business.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process and such proposals could include increased requirements for clinical data and a longer review period. In response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the 510(k) program, and in January 2011, announced several proposed actions intended to reform the review process governing the clearance of medical devices. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. For example, in July 2011, the FDA issued a draft guidance document entitled “510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device,” which was intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer’s previously cleared device. While this draft guidance was subsequently withdrawn, the FDA is expected to replace the 1997 guidance document on the same topic. As part of FDASIA, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-approval.  One of these provisions obligates the FDA to prepare a report for Congress on the FDA’s approach for determining when a new 510(k) will be required for modifications or changes to a previously cleared device. After submitting this report, the FDA is expected to issue revised guidance to assist device manufacturers in making this determination. Until then, manufacturers may continue to adhere to the FDA’s 1997 guidance on this topic when making a determination as to whether or not a new 510(k) is required for a change or modification to a device, but the practical impact of the FDA’s continuing scrutiny of these issues remains unclear. It is possible that any new guidance will make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, industry has interpreted the withdrawn draft guidance to take a more conservative approach in requiring a new 510(k) for certain changes or modifications to existing, cleared devices that might not have triggered a new 510(k) under the 1997 guidance. We cannot predict which of the 510(k) marketing clearance reforms currently being discussed and/or proposed might be enacted, finalized or implemented by the FDA and whether the FDA will propose additional modifications to the regulations governing medical devices in the future. Any such modification could have a material adverse effect on our ability to commercialize our products

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed changes requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to Renaissance and other products that we believe do not require new 510(k) marketing clearances. We cannot be assured that the FDA would agree with any of our decisions not to seek 510(k) marketing clearance or PMA approval.

For risks related to 510(k) marketing clearance, see “Risk Factors – Risks Related to Regulatory Compliance.”

PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is class III (although the FDA has discretion to continue to allow certain pre-amendment class III devices to use the 510(k) process). A PMA must generally be supported by, among other things, extensive data, including, but not limited to, technical, preclinical and clinical data, and  manufacturing and labeling information, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. After a pre-market approval application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.

New PMAs or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a PMA approval. However, we may in the future develop devices which will require the approval of a PMA. There is no guarantee that the FDA will grant PMA approval of our future products and failure to obtain necessary approvals for our future products would adversely affect our ability to grow our business.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) marketing clearance. Such trials generally require submission of an investigational device exemption application, or IDE, to the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. If an IDE is required, the FDA will review the submission and it must become effective, and the appropriate institutional review boards, or IRBs, at the clinical sites must approve the study, before clinical trials may begin. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we are also required to obtain the patient’s informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

 Post-Market Studies

To date, none of our submissions to the FDA has required the submission of clinical data and all of our studies to date have been post-market studies.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•
QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

•	post-approval restrictions or conditions, including post-approval study commitments;

•
post-market surveillance regulations, including medical device reporting, or MDR, requirements, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•	notices of corrections or removals.

We must also obtain all necessary state permits or licenses to operate our business. As a manufacturer, we are subject to announced and unannounced inspections by the FDA to determine our compliance with FDA’s QSR and other regulations.

Failure to comply with applicable regulatory requirements, including delays in or failures to report incidents to the FDA as required under the MDR regulations, can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

We cannot be assured that we have adequately complied with all regulatory requirements or that one or more of the referenced sanctions will not be applied to us as a result of a failure to comply.

Marketing Approvals Outside the United States

Sales of medical devices outside the United States are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

In the EEA (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein), medical devices must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC).  Other countries, such as Switzerland and Turkey, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices.  Compliance with the essential requirements of the EU Medical Devices Directive is a prerequisite to be able to affix the CE mark of conformity, without which medical devices cannot be marketed or sold in the EEA.  To demonstrate compliance with the essential requirements medical devices manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements, a conformity assessment procedure requires the intervention of a Notified Body, a third party organization designated by competent authorities of an EEA country to conduct conformity assessments.  The Notified Body would typically audit and examine the products’ Technical File and the quality system for the manufacture, design and final inspection of the devices before issuing a CE Certificate of Conformity demonstrating compliance with the relevant essential requirements of the Medical Devices Directive. In addition, compliance with ISO 13845 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the quality management system  requirements of the Medical Devices Directive. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies’ ability to market products.

Health Care Laws and Regulations

Third-Party Coverage and Reimbursement

In the United States and elsewhere, health care providers that perform surgical procedures using medical devices such as ours generally rely on third-party payors, including governmental payors such as Medicare and Medicaid and private payors, to cover and reimburse the associated medical and surgical costs. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to the customer from third-party payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for the implanted or disposable devices themselves. Most payors, however, will not pay separately for capital equipment, such as Renaissance. Instead, payment for the cost of using the capital equipment is considered to be covered as part of payments received for performing the procedure. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services in comparison to other therapies. The procedures in which our products are used may not be reimbursed by these third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used.

In March 2010, comprehensive health care reform legislation was enacted through the passage of PPACA (PPACA). Significant measures contained in the PPACA include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies (including the bundling of hospital and physician payments), initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. At this time it is not possible to predict whether these initiatives will have a positive or negative impact on us. The PPACA also includes new taxes impacting certain health-related industries, including medical device manufacturers. Beginning in 2013, each medical device manufacturer or importer is required to pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. We believe that this excise tax will apply to our products. In addition to the PPACA, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the PPACA and the expansion in government’s role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the CMS, that covers and pays for certain medical care items and services for eligible elderly (age>65), blind and disabled individuals, and individuals with end stage renal disease. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor. Because about 40% of patients undergoing spine surgery are Medicare beneficiaries, and because some private commercial health insurers and some state Medicaid programs may follow the coverage and payment policies for Medicare, Medicare’s coverage and payment policies are significant to our business.

Medicare coverage for procedures using our technology currently exists in the hospital inpatient setting, which falls under Part A of the Medicare program. Under Medicare Part A, Medicare reimburses acute care hospitals a flat prospectively determined payment amount for beneficiaries receiving covered inpatient services in an acute care hospital. This method of payment is known as the PPS. Under PPS, the prospective payment for a patient’s stay in an acute care hospital is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay using a classification system known as DRGs. CMS has implemented a revised version of the DRG system that uses MS-DRGs, instead of the DRGs Medicare previously used. The MS-DRGs are intended to more accurately account for the patient’s severity of illness when assigning each patient’s stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient’s stay is classified, regardless of the actual cost to the hospital of furnishing the procedures, items and services that the patient’s condition requires, except under limited circumstances. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. For cases involving unusually high costs, a hospital may receive additional “outlier” payments above the pre-determined amount. In addition, there is a mechanism by which new technology services can apply to Medicare for additional payments above the pre-determined amount, although such requests have not been granted frequently.

Because PPS payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. For each MS-DRG, a relative weight is calculated representing the average resources required to care for cases grouped in that particular MS-DRG relative to the average resources used to treat cases in all MS-DRGs. MS-DRG relative weights are recalculated every year to reflect changes in technology and medical practice in a budget neutral manner. Under the MS-DRG payment system, there can be significant delays in obtaining adequate reimbursement amounts for hospitals for new technologies such that reimbursement may be insufficient to permit broad acceptance by hospitals.

Renaissance is usually used in the inpatient setting in spinal fusion procedures which are considered standard-of-care for several diseases. Renaissance is employed in several other spine surgeries (e.g., spinal biopsy, cement augmentations), all of which are well established treatments for specified spinal diseases. We anticipate that Medicare will continue to reimburse hospitals for spinal fusions using Renaissance, but CMS can revise MS-DRG assignments from year to year.

In addition to payments to hospitals for procedures using our technology, Medicare makes separate payments to physicians for their professional services. The American Medical Association, or AMA, has developed a coding system known as the Current Procedural Terminology, or CPT, codes, which have been adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare Physician Fee Schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. In determining appropriate payment amounts for surgeons, CMS receives guidance from the AMA regarding the relative technical skill level, level of resources used, and complexity of a new surgical procedure. Generally, the FDA approval of a new product is necessary, but not necessarily sufficient, for the designation of a new procedure code for a new surgical procedure using that product. Codes are assigned by either the AMA (for CPT codes) or CMS (for Medicare specific codes) and new codes usually become effective on January 1st of each year. Physicians placing pedicle screws in posterior spinal fixation procedures submit bills under various CPT codes. These codes are separate from the arthrodesis codes (for the fusion procedure) and other intraoperative procedures such as bone grafting.

Commercial Insurers

In addition to the Medicare program, many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. The current coverage policies of these private payors may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. A decrease of, or limitation on, reimbursement payments for doctors and hospitals by CMS or other agencies may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines, and those payors may reimburse only a portion of the costs associated with the use of our products, or not at all.

Fraud and Abuse Laws

Because of the significant federal funding involved in Medicare and Medicaid, Congress and the states have enacted, and actively enforce, a number of laws whose purpose is to eliminate fraud and abuse in federal health care programs. Our business is subject to compliance with these laws.

Anti-Kickback Statutes and Federal False Claims Act

The federal healthcare programs’ Anti-Kickback Statute prohibits persons from soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payments of cash and waivers of payments. The PPACA amended the intent requirement of the Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of the Anti-Kickback Statute or specific intent in order to violate it. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, the PPACA provides that the government  may assert that a claim including items or services resulting from a violation  of the federal Anti-Kickback Statute  constitutes  a false or fraudulent claim for purposes  of the federal False Claims Act or federal civil money penalties statute, discussed in more detail below.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, to issue a series of regulations, known as “safe harbors.” These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws.

Additionally, several bills have been passed or are pending, at both the state and federal levels that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The PPACA imposes new reporting and disclosure requirements on device manufacturers for any “transfer of value” made or distributed to physicians and teaching hospitals.  Device manufacturers must begin collecting data on August 1, 2013 and submit reports  to CMS by March  31, 2014 (and the 90th day of each subsequent calendar  year).  In addition, there has been a recent trend of increased federal and state regulation of payments  made to physicians.  Some states, such as California, Massachusetts and Nevada,  mandate implementation of commercial  compliance  programs, while other states, such as Massachusetts and Vermont, impose restrictions on device manufacturer marketing practices  and tracking  and reporting of gifts, compensation and other remuneration to physicians..  The implementation of the infrastructure to comply with these bills and regulations could be costly and any failure to provide the required information may result in civil monetary penalties.

We believe our current consulting agreements with physicians represent legitimate compensation for needed documented services actually furnished to us. However, engagement of physician consultants by orthopedic medical device manufacturers has recently been subject to heightened scrutiny, and has resulted in four of the major orthopedic medical device implant manufacturers entering deferred prosecution agreements with the federal government and agreeing to pay substantial amounts to the federal government in settlement of Anti-Kickback Statute allegations, and all such companies submitting to supervision by a court appointed monitor throughout the term of the eighteen month agreements. In this environment, our engagement of physician consultants in product development and product training and education could subject us to similar scrutiny. We are unable to predict whether we would be subject to actions under the Anti-Kickback Statute or False Claims Act or any similar state law, or the impact of such actions.

It is possible that regulatory agencies may view our physician and customer arrangements as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We would be materially and adversely affected if regulatory agencies interpret our financial relationships with spine surgeons, hospitals or other customers who order our products to be in violation of applicable laws.  In addition, various agencies may view these arrangements with our customers, including the provision of marketing grants to customers for the purposes of training surgeons and the provision of accessories at no charge or discounted prices with the purchase of the Renaissance system as not fully complying with federal and state fraud and abuse laws. To the extent we are found to not be in compliance, we could face potentially significant fines and penalties in addition to other more significant sanctions and we may be required to restructure our operations.  This could subject us to monetary penalties for non-compliance, the cost of which could be substantial.  The costs of defending such claims, as well as any sanctions imposed or negative public perceptions resulting therefrom, could have a material adverse effect on our financial performance.

HIPAA and Other Fraud and Privacy Regulations

Among other things, HIPAA created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA health care fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

In addition to creating the two new federal healthcare crimes, regulations implementing HIPAA also establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, which are referred to as “covered entities.” Three standards have been promulgated under HIPAA’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information..

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009, or ARRA, which included sweeping changes to HIPAA, including an expansion of HIPAA’s privacy and security standards. ARRA includes HITECH, which, among other things, made HIPAA’s privacy and security standards directly applicable to “business associates” of covered entities effective February 17, 2010. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information in connection with recognized health care operations activities.  As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable standards.  Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so.  HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions.  The final omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches.  We believe that we are neither a covered entity nor, as of February 17, 2010, a business associate of our hospital customers. As such, we believe that we are not directly subject to these HIPAA standards; however, there is no guarantee that the government will agree with our determination. If the government determines that we are a business associate, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards. For the purpose of avoiding risk associated with our exposure to individually identifiable health information, we have voluntarily adopted and trained our personnel on an internal policy addressing the fundamentals of HIPAA compliance. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards entails significant costs for us.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Anti-Bribery Laws

Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties in the U.S. and abroad. These numerous and sometimes conflicting laws and regulations include the FCPA. The FCPA prohibits U.S. companies, companies whose securities are listed for trading in the United States and other entities, and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. The FCPA also requires companies to maintain records that fairly and accurately reflect transactions and maintain internal accounting controls. In many countries, hospitals are government-owned and healthcare professionals employed by such hospitals, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. Additionally, recently enacted U.S. legislation increases the monetary reward available to whistleblowers who report violations of federal securities laws, including the FCPA, which may result in increased scrutiny and allegations of violations of these laws and regulations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation.

Manufacturing and Assembly

Renaissance includes off-the-shelf and custom made components produced to our specifications by various third parties. We purchase from a number of suppliers major components of Renaissance, including the computer hardware, the RBT Device and its controllers, the screen, system console, the molded fiberglass housing and machined metal parts, and the various electro-mechanical components that support Renaissance. We internally develop the software components and license certain software components that are generally available for commercial use as open source software.

We outsource manufacturing of Renaissance and most of the product's sub-assemblies which are assembled by subcontractors according to work plans and designs prepared by the Company. We believe that outsourcing allows us to carry lower inventory levels and maintain fixed unit costs with minimal infrastructure and without incurring significant capital expenditures and rely on the  economy of scale of the subcontractors. The Company has non-disclosure agreements with the subcontractors.  The manufacturing plan is based on our sales forecast, and we believe that at this stage using our current subcontractors we are able to meet demand level and increase production quantities if necessary.

We believe that our subcontractors’ manufacturing processes are in compliance with pertinent U.S. and/or international quality and safety standards, such as ISO 9001:2000, ISO 13485:2003, EN46001, or the FDA’s quality system regulations.  We conduct in-house prototype development and present detailed manufacturing documentation to our subcontractors, who then purchase most of the necessary components and manufacture the product or subassemblies. These manufacturing subcontractors provide us fully assembled, or “turn-key,” services.

We control and monitor the quality of our products by testing each product and through extensive involvement in the production process in house and at the facilities of our subcontractors. To the best of our knowledge, our subcontractors have no significant manufacturing limitation in reference to our manufacturing needs.

As of the date of this prospectus, five of our subcontractors are single sources subcontractors. Replacement of three of such single source subcontractors may take between three to four months, while replacement of the other two single source subcontractors, who are key suppliers, may take between six to eight months. One of these single source subcontractors, MPS Micro Precision Systems AG, or MPS, manufactures the RBT Device, while the other single source subcontractor, Yizrael Tamuz Ltd., or Tamuz, assembles the Renaissance work station. Due to their nature, certain components must be ordered up to six months in advance, resulting in substantial lead time for certain production runs. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until we can obtain an alternate source of supply. See “Risk Factors – Risks Related to Our Business–Our reliance on third-party suppliers, including single source suppliers, for most of the components of Renaissance could harm our ability to meet demand for our products in a timely and cost effective manner.” In order to mitigate this risk, we provide our suppliers with a purchasing plan and a three to nine month estimate of future orders. In addition, our agreements with such single source subcontractors provide, among other things, that should the subcontractor wish to terminate our agreement, it must provide us with a long prior notice with respect thereof. With respect to MPS, our agreement requires a prior notice of eighteen months for termination, and with respect to Tamuz, our agreement requires a prior notice of three months.   Our agreements with Tamuz and MPS are currently scheduled to expire in January 2015.  Furthermore, to mitigate the risk of loss of our suppliers, we constantly hold safety inventory stock of complete units of the Renaissance.

Property and Facilities

Our offices and research and development facility located at 7 HaEshel St., Caesarea Industrial Park South, Israel, where we occupy approximately 769 square meters. We lease this facility and our lease ends on December 31, 2014.  Our monthly rent payment pursuant to the lease for our offices and research and development facility as of December 2012 was NIS 36,000 (approximately $9,500).

Our U.S. headquarters are located in Orlando, Florida, where we occupy approximately 6,445 square feet.  We lease our U.S. headquarters, and such lease ends on May 11, 2016.  We have a right to renew the lease for two twelve months terms.  Our monthly rent payment pursuant to the lease for our U.S. headquarters as of April 2013 was $11,813 escalating by 3% for each of the second and third lease years.

We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and believe it is suitable for the conduct of our business.

Employees

The following table sets forth certain data concerning our workforce (excluding temporary employees), as of the end of each of the last three fiscal years:

	As of December 31,
	2012	2011	2010
Numbers of employees by category of activity
Management and administrative	10	10	8
Research and development	16	14	12
Operations	13	6	5
Sales and marketing	41	26	17
Total workforce	80	56	42
Numbers of employees by geographic location
Israel	44	42	33
United States	36	14	9
Total workforce	80	56	42

During the years covered by the above table, we did not employ a significant number of temporary employees.

The increase in the size of our workforce in 2012 and 2011 was primarily the result of the expansion of our sales, marketing and service activities in the United States and an increase in headcount in the finance department and in the operation department in Israel to support the company growth.

We are subject to Israeli labor laws and regulations with respect to our employees located in Israel. These laws principally concern matters such as pensions, paid annual vacation, paid sick days, length of the workday and work week, minimum wages, overtime pay, insurance for work-related accidents, severance pay and other conditions of employment. Our employees are not represented by a labor union. We consider our relationship with our employees to be good. To date, we have not experienced any work stoppages.

The employees of our subsidiary are subject to local labor laws and regulations.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Specifically, Christopher Sells, our Vice President of Sales, United States, is a named defendant in two proceedings arising out of the announcement in October 2009 by Hansen Medical Inc., or Hansen, that it would restate certain of its financial results.  Mr. Sells was Senior Vice President of Commercial Operations of Hansen at the time of the announcement.  A putative class action was filed against Hansen, Mr. Sells and three other former officers alleging violations of federal securities laws.  The SEC initiated a civil enforcement action against Mr. Sells and another former Hansen employee who is also currently employed by us that seeks civil penalties, injunctive relief against future violations of the federal securities laws and an order barring Mr. Sells from serving as an officer or director of a public company.  These actions are currently scheduled for trial in March 2014.  Mr. Sells has asserted various affirmative defenses in both cases and intends to defend himself vigorously. If Mr. Sells is barred from serving as an officer of a public company, he will not be able to continue as our Vice President of Sales, United States, which may impact out future sales in the United States.

MANAGEMENT

Directors and Senior Management

The following table lists the names and ages of our directors as of the date of this prospectus:

Name	Age	Position

Jonathan Adereth	66	Chairman of the Board of Directors

Ori Hadomi	46	Director and Chief Executive Officer

Gil Bianco	61	External Director

David Schlachet	67	External Director

Sarit Soccary Ben-Yochanan	41	Director

The following table lists the names, ages and positions of our senior management as of the date of this prospectus:

Name	Age	Position

Sharon Levita	45	Chief Financial Officer, Secretary

Moshe Shoham	61	Chief Technology Officer

Eliyahu Zehavi	58	Chief Operating Officer

Christopher Sells	51	Vice President of Sales, United States

Avi Posen	45	Vice President of International Sales

Doron Dinstein	42	Chief Medical Officer

Christopher Prentice	42	Vice President of Marketing

The following is a brief biography of each of our senior management and directors:

Jonathan Adereth, Chairman of the Board of Directors

Mr. Adereth has been serving as the chairman of our board of directors since December 2007.  Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of dose reduction in computed tomography. From 1994 to 1998, Mr. Adereth served as the Chief Executive Officer and President of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of CT and MRI systems. Mr. Adereth is also a director of several private companies in the fields of technology, biotech, and medical devices.  Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Ori Hadomi, Director and Chief Executive Officer

Mr. Hadomi has been serving as our Chief Executive Officer and a member of our board of directors since January 2003.  Prior to joining the Company, Mr. Hadomi served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.).  Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as an M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

Gil Bianco, External Director

Mr. Bianco has been serving as an external director since November 2007. From 2001 to 2003, Mr. Bianco served as chief executive officer of Agis Industries Ltd., a pharmaceutical manufacturer. From December 2003 to December 2009, Mr. Bianco served as a director of the Tel Aviv Stock Exchange Ltd. From May 2007 to May 2010, Mr. Bianco served as a director of BioLineRx Ltd. (NASDAQ: BLRX). From November 2009 to November 2011, Mr. Bianco served as a director of D-Pharma Ltd., an Israeli public company. Since April 2010, Mr. Bianco has been serving as a director of IntekPharma Ltd. an Israeli public company.  Mr. Bianco is also a director of several private companies in the fields of biotech and medical devices. Mr. Bianco holds a B.A. in Economics and Accounting from the Tel-Aviv University, and is a certified public accountant.

David Schlachet, External Director

Mr. Schlachet has been serving as an external director since November 2007. From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. From November 2005 to May 2007, Mr. Schlachet served as the chief executive officer of Syneron Medical Ltd. (NASDAQ: ELOS), after having served as its chief financial officer from July 2004 to November 2005. Since 2005, Mr. Schlachet has been serving as a director of Ezchip Semiconductor Ltd. (NASDAQ: EZCH), and since 2007, as a director of Syneron. From November 2008 to November 2012, Mr. Schlachet served as a director of the Tel Aviv Stock Exchange Ltd., as the chairman of the audit committee of the Tel Aviv Stock Exchange Ltd., and as a director and audit committee member of the Tel Aviv Stock Exchange Clearing House Ltd.  In addition, since 1992, Mr. Schlachet has been serving as a director of Taya Investments Ltd., an Israeli public company, and since October 2010, as a director of BioCancell Therapeutics Inc., an Israeli public company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. with specialization in finance from Tel-Aviv University.

Sarit Soccary Ben-Yochanan, Director

Mrs. Soccary has been serving as a director since October 2006. Since 2010, Mrs. Soccary has been serving as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company.  Mrs. Soccary also serves as a director of several private companies in the fields of technology and healthcare. Mrs. Soccary holds a B.A. and an M.A. in economics from Tel Aviv University.

Sharon Levita, Chief Financial Officer

Mrs. Levita has served as our Chief Financial Officer since February 2008. Prior to joining Mazor, from 1999 to 2008, Mrs. Levita held various senior positions at Lumenis Ltd., a medical lasers and light-based technology company, including Director of Business Development, Executive Vice President of Finance, and Corporate Controller. She holds an M.A. in Business Administration, specializing in finance from Bar-Ilan University, and received her B.A. in Economics and Accounting from Haifa University. Mrs. Levita is a certified public accountant.

Professor Moshe Shoham, Chief Technology Officer

Professor Shoham, one of our co-founders, has served as our Chief Technology Officer since 2003. From 2001 to 2011, Professor Shoham served as a director of the Company. From 2005 to 2010, Professor Shoam served as the Head of the Center for Manufacturing Systems and Robotics of the Technion-Israel Institute of Technology.  Since 1990, Professor Shoham has been serving as a faculty member of the Technion, and since 2005, as an endowed Chaired Professor at the Department of Mechanical Engineering of the Technion. Professor Shoham holds a B.Sc. degree in Aeronautical Engineering, an M.Sc. degree and a Ph.D. in Mechanical Engineering, all degrees from the Technion.

Eliyahu Zehavi, Chief Operating Officer

Mr. Zehavi has been serving as our Chief Operating Officer, responsible for the Company’s research and development department and operation since 2001. From June 1998 to January 2001, Mr. Zehavi served as the vice president of engineering of Elscint, Ltd. Mr. Zehavi holds a B.Sc. in Computer and Electrical Engineering from Ben-Gurion University, and an M.B.A. from the Interdisciplinary Center, Herzliah, Israel.

Avi Posen, Vice President of International Sales

Mr. Posen has served as our Vice President of Sales since 2003. From 1999 to 2002, Mr. Posen served as the Managing Director of the 3D Multi-Vision subdivision of Visionix Ltd. Mr. Posen holds a degree in Jewish Philosophy and General Studies from Hebrew University.

Doron Dinstein, MD, Chief Medical Officer

Dr. Dinstein has served as our Chief Medical Officer since December 2012. From 2009 to 2012, Dr. Dinstein served as our Vice President of Marketing and Business Development. From 2004 to 2009, Dr. Dinstein served as the Manager of Cardiovascular Applications at Itamar Medical, Ltd., an Israeli public company. Dr. Dinstein holds a joint Executive M.B.A degree from Northwestern University and Tel Aviv University. Dr. Dinstein received a B.M.Sc. and an M.D. from Tel-Aviv University School of Medicine.

Christopher Sells, Vice President of Sales, United States

Mr. Sells has served as our Vice President of Sales, United States, since 2010.  From 2003 to 2007 Mr. Sells served as the vice president of sales of Intuitive Surgical Inc. (NASDAQ: ISRG), a medical robotics company. From 2007 to 2008, Mr. Sells served as a senior vice president of the Americas at Aesthera Corporation, a company that develops light-based aesthetic treatment systems From 2008 to 2009 Mr. Sells served as the senior vice president of global operations of Hansen Medical Inc. (NASDAQ: HSNS).

Christopher Prentice, Vice President of Marketing

Christopher Prentice has served as our Vice President of Marketing since July 2012. From 2010 to July 2012, Mr. Prentice served as our sales director for the Southeast region in the United States. Prior to joining Mazor, Mr. Prentice served on the leadership team of Tampa General Hospital. Mr. Prentice graduated from the United States Military Academy at West Point, holds an M.B.A. degree from Western New England University, and a Master of Health Administration from the University of South Florida.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

Except as required by the Oracle Agreement, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.  Pursuant to the Oracle Agreement, our board of directors was required to appoint one director on behalf of the Oracle Investors, pursuant to a written notice to be provided by the Oracle Investors within 60 days after the closing of the Oracle Agreement and subject to the exercise of the Oracle Warrants in full and in the event that  at such time that board of directors consists of seven members or more, which is not currently the case, the Oracle Investors may appoint one additional director on their behalf to our board of directors.  The appointment of any such director by the Oracle Investors shall be in effect only until the first general meeting of our shareholders following such appointment.  Thereafter, the appointment of any such director nominated by the Oracle Investors shall be subject to election at the shareholders’ general meeting.  If the appointment of such director nominee is not approved by the shareholders' general meeting, then for as long as the Oracle Investors hold together 10% of the issued and outstanding share capital of the Company, they will have the right to appoint an observer to our board of directors.  For a description of the Oracle Agreement, see “Beneficial Ownership of Principal Shareholders and Management – Changes in Percentage Ownership by Major Shareholders - The Oracle Agreement".  To date, the Oracle Investors have not appointed any directors.

Compensation

Director Compensation

Under the Companies Law and the rules and regulations promulgated thereunder, external directors are entitled to fixed annual compensation and to an additional payment for each meeting attended. We currently pay our external directors Gil Bianco and David Schlachet an annual fee of NIS 38,450 (approximately $10,782), and a per meeting fee of NIS 1,940 (approximately $544). In addition, in 2007, each of Gil Bianco and David Schlachet received a grant of 40,000 options to purchase our Ordinary Shares at an exercise price of NIS 12.40 (approximately $3.48) per each underlying share, which options were subject to shareholder approval which was duly obtained. These fees are subject to the approval of our shareholders in accordance with the Companies Law and are currently the maximum fees allowed pursuant to applicable regulations under the Companies Law. The compensation of our external directors is determined at the time of their election.

We currently pay our director,  Sarit Soccary Ben-Yochanan, an annual fee of NIS 32,000 (approximately $8,973), and a per meeting fee of NIS 1,600 (approximately $449). In addition, in December 2012 Mrs. Soccary Ben-Yochanan received a grant of 40,000 options to purchase our Ordinary Shares at an exercise price of NIS 4.521 (approximately $1.27) per each underlying share, which options were subject to shareholder approval which was duly obtained.

Since December 2007, Jonathan Adereth has been the Chairman of our board of directors, or the Chairman. We currently pay the Chairman for providing us with management services as an employee for a monthly fee of NIS 35,000 (approximately $9,815). The said amount includes social benefits comprised of paid vacation, recreation allowance and severance pay as provided by law. In addition, in November 2007, the Chairman was granted options to purchase 40,000 shares of the Company at an exercise price of NIS 12.40 (approximately $3.48) per each underlying share. The agreement with the Chairman may be terminated by a 30 days prior notice.

The following table presents all compensation we paid, or accrued, during the year ended December 31, 2012, to all persons who served as directors at any time during the year. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salary and Related Benefits	Pension, Retirement and other similar benefits accrued	Total
Directors

Jonathan Adereth	$109,352	$6,291	$115,643

Compensation to directors not employed by the Company	$66,877	—	$66,877

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them to the fullest extent permitted by law to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our chief executive officer and approved annually by our board of directors that also set the bonus targets for our chief executive officer.

Employment Agreement with Ori Hadomi

In August 2010, our shareholders approved that as of August 2010, our chief executive officer, or the CEO, would relocate to the United States in his position as the chief executive officer of the Subsidiary. Our engagement with the CEO is in effect until August 2013, and can be extended by mutual consent, and can be terminated at any time and for any reason (other than in the event of breach of trust) by the CEO or the Subsidiary with an advance notice of 60 days.

On March 31, 2013, our shareholders approved an amendment to the employment terms with the CEO, based on the compensation committee and the board of directors recommendation, in connection with the relocation of CEO back to Israel, as follows: (1) the CEO annual salary, effective January 1, 2013, has been updated to NIS 65,000 ($18,227) per month, (2) a target bonus for 2013 that will be equivalent to seven months’ base salary, out of which up to six months’ base salary will be paid in cash and one month base salary will be paid in options in a value based on Black and Scholes model. The CEO is entitled to an allocation to a manager's insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for a study fund. 5% of his gross monthly salary is deducted for the manager's insurance policy and 2.5% is deducted for the study fund. The CEO is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. Upon termination of the CEO’s employment (other than in the event of breach of trust), the CEO will be entitled a readjustment payment equal to four months’ base salary from the date that he is no longer employed.

In December 2012, our shareholders approved a grant to the CEO of 150,000 options that are exercisable into 150,000 Ordinary Shares. The exercise price of these options is NIS 4.521 ($1.27) for each underlying share, and their vesting period is over 36 months, of which 50,000 options will become vested within a year following the date of  grant, and the 100,000 options will vest in quarterly installments of 12,500 options per quarter.

Employment Agreement with Eliyahu Zehavi

Mr. Zehavi’s current gross monthly salary is NIS 49,500 (approximately, $13,881).  During fiscal year 2012 Mr. Zehavi’s gross monthly salary was NIS 47,000 (approximately, $13,180). In accordance with his employment agreement, Mr. Zehavi is entitled to an allocation to a manager's insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for a study fund. 5% of his gross monthly salary is deducted for the manager's insurance policy and 2.5% is deducted for the study fund. Mr. Zehavi is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. In addition Mr. Zehavi is entitled to bonus based on the Company’s performance, department performance and personal objectives that are determined annually.  The target bonus for 2012 was equal to the value of 2.2 times his gross monthly salary. The target bonus is set annually based on the Company business objectives.

In addition, pursuant to his employment agreement, and in accordance with our stock option plans, Mr. Zehavi is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2012, we have granted him options to purchase 540,826 Ordinary Shares in the aggregate, 314,087 of which have vested or will vest within 60 days of such date, and 171,391 of which were exercised by him. In accordance with our stock option plans, Mr. Zehavi’s options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Zehavi for cause, all of Mr. Zehavi’s vested and unvested options shall terminate immediately. Upon termination of the employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our audit committee or the board of directors in accordance with the applicable stock option plan.

Employment Agreement with Avi Posen

Mr. Posen’s current gross monthly salary is NIS 40,000 (approximately, $11,217). During fiscal year 2012, Mr. Posen’s gross monthly salary was NIS 38,000 (approximately, $10,656). In accordance with his employment agreement, Mr. Posen is entitled to an allocation to a manager's insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for a study fund. 5% of his gross monthly salary is deducted for the manager's insurance policy and 2.5% is deducted for the study fund. Mr. Posen is also entitled to full reimbursement for vehicle maintenance costs and reasonable expenses. In addition Mr. Posen is entitled to a sales commission and bonus based on the Company’s sales in Europe and Asia. The sales targets and commission is updated on an annual basis per Company business objectives.

In addition, pursuant to his employment agreement, and in accordance with our stock option plans, Mr. Posen is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2012, we have granted him options to purchase 287,635 Ordinary Shares in the aggregate, 216,857 of which have vested or will vest within 60 days of such date, and 16,500 of which were exercised by him. In accordance with our stock option plans, Mr. Posen’s options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Posen for cause, all of Mr. Posen’s vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our audit committee or the board of directors in accordance with the applicable stock option plan.

Employment Terms with Christopher Sells

Mr. Sells’ annual salary is $200,000 and he is entitled to customary social benefits (e.g., health insurance, vacation days, and 401(K) plan participation). In addition, Mr. Sells is entitled to a sales commission and bonus based on the Company’s sales in United States. The sales targets and commission is updated on an annual basis according to the Company’s business objectives. As of December 31, 2012, we have granted Mr. Sells options to purchase 250,000 Ordinary Shares in the aggregate, 105,000 of which have vested or will vest within 60 days of such date. In accordance with our stock option plans, Mr. Sells’ options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Sells for cause, all of Mr. Sells’ vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our audit committee or the board of directors in accordance with the applicable stock option plan.

Employment Agreement with Sharon Levita

Mrs. Levita’s current gross monthly salary is NIS 45,000 (approximately, $12,619). During fiscal year 2012, Mrs. Levita’s gross monthly salary was NIS 38,000 (approximately, $10,656). In accordance with her employment agreement, Mrs. Levita is entitled to an allocation to a manager's insurance policy equivalent to 13.33% of her gross monthly salary and 7.5% of her gross monthly salary for a study fund. 5% of her gross monthly salary is deducted for the manager's insurance policy and 2.5% is deducted for the study fund. Mrs. Levita is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. In addition, Mrs. Levita is entitled to a bonus based on Company performance and personal objectives.  The target bonus is set annually based on the Company’s business objectives; the target bonus for 2012 was equal to the value of 3.2 times her monthly gross salary.

In addition, pursuant to her employment agreement, and in accordance with our stock option plans, Mrs. Levita is also entitled to receive options exercisable into our Ordinary Shares from time to time. As of December 31, 2012, we have granted her options to purchase 272,000 Ordinary Shares in the aggregate, 167,593 of which have vested or will vest within 60 days of such date. In accordance with our stock option plans, Mrs. Levita’s options vest over a period between three to four years from the applicable grant date. If we terminate the employment relationship with Mrs. Levita for cause, all of Mrs. Levita’s vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our audit committee or the board of directors in accordance with the applicable stock option plan.

Employment Terms with Christopher Prentice

Mr. Prentice’ annual salary is $175,000 and he is entitled to customary social benefits (e.g., health insurance, vacation days, and 401(K) plan participation). In addition, Mr. Prentice is entitled to a bonus based on the Company’s performance and personal objectives. The target bonus is set annually based on the Company’s business objectives. As of December 31, 2012, we have granted Mr. Prentice options to purchase 120,000 Ordinary Shares in the aggregate, 30,000 of which have vested or will vest within 60 days of such date.  In accordance with our stock option plans, Mr. Prentice’ options vest over a period of three to four years from the applicable grant date. If we terminate the employment relationship with Mr. Prentice for causes, all of Mr. Prentice’ vested and unvested options shall terminate immediately. Upon termination of employment for any reason (other than cause, death, or disability), vested options may be exercised within 90 days of termination of employment, unless otherwise determined by our audit committee or the board of directors in accordance with the applicable stock option plan.  Prior to July 2012, Mr. Prentice held a position of Sales Director responsible for the south east region of the United States. His compensation package included an annual salary of $150,000, and he was entitled to a sales commission and bonus based on the Company’s sales in the south east region of the United States. The sales targets and commission was updated on an annual basis according to the Company’s business objectives.

The following table presents all compensation we paid, or accrued, during the year ended December 31, 2012 to the top six senior executives in U.S. dollars. The table does not include any amounts we paid to reimburse any of these persons for costs incurred in providing us with services during this period:

	Annual Compensation		Long Term Compensation
Executive Officer	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation*	Total

Ori Hadomi	$371,647(1)	$-	$34,088	$405,735

Eli Zehavi	$237,991(2)	$18,315	$36,812	$293,118

Avi Posen	$206,032(3)	$-	$34,250	$241,723

Christopher Sells	$464,525(4)	-	$101,640	$566,165

Sharon Levita	$204,799(2)	$1,145	$64,222	$270,165

Christopher Prentice	$438,975(5)	$-	$39,653	$478,628

* The fair value of our option grants is computed as of the grant date based on the binominal model, using the standard parameters established in that model including estimates relating to exercise price of the instrument, expected volatility (based on the historic volatility), an early exercise coefficient, the risk-free interest rate (based on government debentures) and share price on the measurement date. The value of the transactions, measured as described above, is recognized as an expense over the vesting period.

(1) Includes base salary, reimbursement of expenses, social benefits, bonus, and car allowances.

(2) Includes base salary, social benefits, bonus, and car allowances.

(3) Includes base salary, social benefits, car allowances and commissions.

(4) Includes base salary, social benefits, bonus, and commissions.

(5) Includes base salary, social benefits, bonus and sales commissions from the period Mr. Prentice was our Director of Sales.

Corporate governance practices

           As an Israeli corporation, we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the NASDAQ Stock Market and other applicable provisions of U.S. securities laws to which we are subject (as a foreign private issuer) pursuant to the listing of our ADSs on NASDAQ. Under the Listing Rules of the NASDAQ Stock Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the NASDAQ Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We intend to rely on this “home country practice exemption” with respect to the following NASDAQ Stock Market rules:

•
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the Companies Law (rather than complying with the applicable NASDAQ rules which would require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  These include (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company); (ii) transactions concerning the compensation, indemnification, exculpation and insurance of the chief executive officer; (iii) the compensation policy recommended by the compensation committee of our board of directors and approved by our board of directors (and any amendments thereto); (iv) extraordinary transactions with, and the terms of employment or other engagement of, a controlling shareholder (if and when this becomes relevant to our company); (v) amendments to our articles of association; and (vi) certain non-public issuances of securities. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ corporate governance rules.

Board Practices

Introduction

                Our board of directors presently consists of five members, including at least two external directors required to be appointed under the Companies Law. Our articles of association provide that the number of board of directors members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than five and not more than nine members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

                In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors” below.

                 Under the Companies Law nominations for directors may be made by any shareholder holding at least one percent (1%) of our outstanding voting power.  However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Israeli Companies Law has been provided.

                Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

                Pursuant to the Companies Law and our articles of association, a resolution proposed at any meeting of the board of directors, at which a quorum is present, is adopted if approved by a vote of at least a majority of the directors present at the meeting. A quorum of the board of directors (or any committee thereof, other than the audit committee) is at least a majority of the directors then in office who are lawfully entitled to participate in the meeting (until otherwise unanimously decided by the directors). Minutes of the meetings are recorded and kept at our offices.

        The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company's shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman's authorities. Such determination of a company's shareholders requires either: (1) the approval of at least two-thirds of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more directors (except the audit committee, as described below), and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below. Any committee exercising the powers of the board of directors must contain at least one external director.

The board of directors oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. Our external directors are Mr. Gil Bianco and Mr. David Schlachet. At least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

A director has “professional expertise” if he or she satisfies one of the following:

•	the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

•	the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

•
the director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these): (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

A director with “financial and accounting expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company’s board of directors will take into consideration in determining whether a director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following:

•	accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

•	the functions of the external auditor and the obligations imposed on such auditor; and

•	preparation of financial reports and their approval in accordance with the Companies Law and the securities law.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if at the date of the person’s appointment or within the prior two years the person, or his or her relatives, partners, employers or entities under the person’s control, or someone to whom he or she is subordinate, whether directly or indirectly, have or had any affiliation with any of: (1) us, (2) any entity controlling us, (3) a relative of the controlling shareholder on the date of such appointment, or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or no one shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation with any person who, as of the date of the person’s appointment, was the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights, or the senior financial officer. We refer to each of the relationships set forth in this paragraph as an Affiliated Party.

Under the Companies Law, “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder, excluding service as a director of a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

A “relative” is defined as a spouse, sibling, parent, grandparent, descendant, and a descendant, sibling or parent or the spouse of each of the foregoing.

An “office holder” is defined as a general manager, chief operating officer, executive vice president, vice president, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” is an office holder.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation in breach of the Companies Law (excluding compensation from insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time any external director is appointed, all members of the board who are neither controlling shareholders nor relatives of controlling shareholders are the same gender, then the external director to be appointed must be of the other gender. A director of a company shall not be appointed as an external director of another company if at such time a director of the other company is acting as an external director of the first company.

Until the lapse of two years from the termination of office, none of the company in which such external director served, its controlling shareholder or any entity under the control of such controlling shareholder may, either directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (1) the appointment of such former director or his or her spouse or his child as an office holder in the company or in an entity controlled by the company's controlling shareholder, (2) the employment of such former director and (3) the engagement, either directly or indirectly, of such former director as a provider of professional services for compensation, including through an entity under his or her control. The same restrictions above apply to relatives other than a spouse or a child, but such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity. External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

•
at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

•	the total number of shares of such shareholders voted against the election of the external director does not exceed 2% of the aggregate voting rights of our company.

The term controlling shareholder is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

(i)           his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent (2%) of the aggregate voting rights in the company; or

(ii)           his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

•	refrain from any action that constitutes competition with the company’s business;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

General. Under the Companies Law, the Company may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

•
the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company.  If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s relatives; or

•
any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within the Company nor the manner in which required disclosures are to be made.  We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company’s interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors, in that order, must approve the transaction.  Under specific circumstances, shareholder approval may also be required.  A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest.  If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the audit committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

 Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•
at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. Under the NASDAQ Stock Market rules, we are required to maintain an audit committee of at least three members, all of whom must be independent directors as defined therein. The NASDAQ Stock Market rules also require that at least one member of the audit committee be a financial expert.

Under the Companies Law, the majority of members of the audit committee, as well as a majority of members present at audit committee meetings, must be an unaffiliated directors (as defined below), and the audit committee chairman shall be an external director. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board, a controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives the majority of his or her income from the controlling shareholder. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Companies Law.

                An “unaffiliated director” is defined under the Companies Law as an external director or a director who meets the following conditions: (1) satisfies the conditions for appointment as an external director (as described above) except for (a) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (b) the requirement for accounting and financial expertise or professional qualifications and the audit committee has determined that such conditions have been met and (2) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service.

Our audit committee, acting pursuant to a written charter, is comprised of Mr. Bianco, Mrs. Soccary Ben-Yochanan, and Mr. Schlachet.

Our audit committee acts as a committee for review of our financial statements as required under the Companies Law, and in such capacity oversees and monitors our accounting; financial reporting processes and controls; audits of the financial statements; compliance with legal and regulatory requirements as they relate to financial statements or accounting matters; the independent registered public accounting firm’s qualifications, independence and performance; and provide the board of directors with the results of the foregoing.

Under the Companies Law, our audit committee is responsible for:

(i)
determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

(ii)
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “—Approval of Related Party Transactions under Israeli law”);

(iii)	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and proposing amendments thereto;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)
examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(vi)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

NASDAQ Stock Market Requirements for Audit Committee

Under the NASDAQ Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

The independence requirements of the Exchange Act implement two basic criteria for determining independence: (1) audit committee members are barred from accepting directly or indirectly any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (2) audit committee members may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from her or his capacity as a member of the board of directors and any board committee.

The SEC has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the Exchange Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

In accordance with the Sarbanes-Oxley Act of 2002 and the NASDAQ Stock Market rules, the audit committee is directly responsible for the appointment, compensation and performance of our independent auditors. In addition, the audit committee is responsible for assisting the board of directors in reviewing our annual financial statements, the adequacy of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees our major financial risk exposures and policies for managing such potential risks, discusses with management and our independent auditor significant risks or exposure and assesses the steps management has taken to minimize such risk.

As noted above, the members of our audit committee include Mr. Bianco, Mrs. Soccary Ben-Yochan, and Mr. Schlachet, each of whom is "independent," as such term is defined in under NASDAQ Stock Market rules.  Mr. Bianco serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the NASDAQ Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Stock Market rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statements examination committee, as permitted under relevant regulations promulgated under the Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditors are invited to attend all meetings of the audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee

Under a recent amendment to the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as NASDAQ, and who do not have a shareholder holding 25% or more of the company’s share capital, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Gil Bianco, Mrs. Soccary Ben-Yochanan and Mr. Schlachet, each of whom is "independent," as such term is defined in under NASDAQ Stock Market rules.

Our compensation committee reviews and recommends to our board of directors (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; and (5) retirement grants and/or retirement bonuses (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders.  We will be required to adopt a compensation policy by January 10, 2014.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average and median compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•
as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and

•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Doron Cohen, CPA (Israel), a partner at Fahn Kanne Control Management Ltd., Grant Thornton Israel. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of an accounting firm which specializes in internal auditing.

Unaffiliated Directors

Under the Companies Law, an unaffiliated director is an external director or an individual that was appointed or classified as such in accordance with the Companies Law as follows: (1) he or she is eligible to be appointed as an external director as approved by the audit committee; and (2) he or she has not been a member of the board of director for nine consecutive years and for that matter a break of less than two years shall not be considered as break that has discontinued his or her office.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee (until recently of the audit committee), thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders for:

•	a breach of his or her duty of care to the company or to another person;

•
a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

•	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors’ and officers’ liability insurance providing total coverage of $17.5 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $80,000, which expires May 26, 2014.  This insurance policy was updated May 27, 2013 and our coverage was increased from $11 million following the listing of our ADSs on NASDAQ to include additional coverage for our officers and directors.

Indemnification

The Companies Law provides that a company may indemnify an office holder against:

•	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (1) proceedings that the company institutes, or that another person institutes on the company's behalf, against him or her; (2) a criminal charge of which he or she was acquitted; or (3) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent.

Our articles of association allow us to indemnify our office holders to the fullest extent permitted by law. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

•	to categories of events that the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

•	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with the maximum indemnification permitted under applicable law.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his or her duty of care (other than in relation to distributions). Our articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (b) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (c) any action taken with the intent to derive an illegal personal benefit; or (d) any fine levied against the office holder.

 The foregoing descriptions are general summaries only, and are qualified entirely by reference to the full text of the Companies Law, as well as of our articles of association and our form of indemnification agreement, which are exhibits to the registration statement on Form F-1 of which this prospectus is a part.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Stock Option Plans

The following sets forth certain information with respect to our current share option plans. The following description is only a summary of the plans and is qualified in its entirety by reference to the full text of the plans, which are exhibits to the registration statement on Form F-1 of which this prospectus is a part.

All of our share option plans are administered by our board of directors. Upon the expiration of the plans, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted. Options granted under any of the plans may not expire later than ten years from the date of grant, although, in recent years, options grants have generally provided for an expiration date of seven years from the grant date. Unvested awards that are cancelled and/or forfeited go back into the respective plan.

2003 Stock Option Plan

In July 2003, we adopted our 2003 Share Option Plan, or the 2003 Plan, which expired in November 2010. Accordingly no further grants may be made under the 2003 Plan, although any existing awards continue in full force in accordance with the terms under which they were granted. Our directors, officers, employees and certain consultants and dealers were eligible to participate in this plan. As of August 2, 2013, there were 1,472,471 Ordinary Shares issuable upon the exercise of outstanding options under the 2003 Plan.

Israeli grantees who were directors, officers and employees of Mazor could be granted options under the 2003 Plan that would qualify for special tax treatment under the “capital gains route” provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, to which we refer as the Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof before the second anniversary of the registration of the options in the name of the trustee. The Israeli Tax Authority, or the ITA, approved this plan as required by applicable law. The 2003 Plan also permitted the grant to Israeli grantees of options that do not qualify under Section 102(b)(2). The 2003 Plan also provided for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2003 Plan allowed for the grant of awards to grantees in other jurisdictions.

2011 Share Option Plan

In May 2011, our board of directors approved and adopted our 2011 Share Option Plan, or the 2011 Plan, which expires in June 2021. As of August 2, 2013, the number of shares reserved for the exercise of options granted under the plan is 3,227,529. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. The 2011 Plan provides for the grant of awards consisting of stock options. As of August 2, 2013, there were 2,241,757 Ordinary Shares issuable upon the exercise of outstanding options under the 2011 Plan.

The 2011 Plan provides for the grant to residents of Israel of options that qualify under the provisions of Section 102 of the Ordinance (see under “2003 Share Option Plan,” above), as well as for the grant of options that do not qualify under such provisions. The 2011 Plan has been approved by the ITA. The 2011 Plan also provides for the grant of options to U.S. resident employees that are “qualified”, i.e., incentive stock options, under the U.S. Internal Revenue Code of 1986, as amended, and options that are not qualified. In addition to the grant of awards under the relevant tax regimes of the United States and Israel, the 2011 Plan allows for the grant of awards to grantees in other jurisdictions, with respect to which our board of directors is empowered to make the requisite adjustments in the plan.

Both the 2003 Plan and the 2011 Plan are administered by our board of directors or a committee appointed thereby. Subject to the 2003 Plan, the 2011 Plan and applicable law, the board of directors has the authority to make all determinations deemed necessary or advisable for the administration of such plans, including to whom options may be granted, the time and the extent to which the options may be exercised, the exercise price of shares covered by each option, the type of options and how to interpret such plans.

The following table presents certain option data information for the above-described plans as of August 2, 2013:

Plan	Total Ordinary Shares Reserved for Option Grants	Aggregate Number of Options Exercised (1)	Shares Available for Future Grants	Aggregate Number of Options Outstanding	Weighted Average Exercise Price of Options

2003 Plan	3,000,000	550,435	-	1,472,471	$2.34
2011 Plan	3,262,529	35,000	985,772	2,241,757	$2.59
	6,262,529	585,435	985,772	3,714,228	$2.50

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our ordinary shares as of August 2, 2013, by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.  Unless otherwise noted below, each shareholder’s address is: c/o Mazor Robotics Ltd., 7 HaEshel Street, Caesarea Industrial Park South, 38900 Israel.

	Number of Securities Beneficially Owned Prior to this Offering(1)		Percentage Owned Before this Offering	Percentage Owned After this Offering

Holders of more than 5% of our voting securities:
Migdal Insurance & Finance Holdings Ltd.	2,220,124	(2)	6.3%
Oracle Associates, LLC	6,646,549	(3)	18.3%
Jack Shuler	2,811,615		8.0%
Directors:
Jonathan Adereth	40,000	(4)	*
Ori Hadomi	598,631	(5)	1.7%
Gil Bianco	40,000	(6)	*
David Shlachet	40,000	(7)	*
Sarit Soccary Ben-Yochanan	13,600	(8)	*
Executive Officers:
Sharon Levita	192,000	(9)	*
Moshe Shoham	476,333	(10)	1.4%
Eliyahu Zehavi	329,435	(11)	*
Christopher Sells	130,833	(12)	*
Avi Posen	249,635	(13)	*
Doron Dinstein	57,500	(14)	*
Christopher Prentice	52,900	(15)	*

All directors and executive officers as a group (12 persons)	2,220,867	(16)	6.0%
________________

*	Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. The information is not necessarily indicative of beneficial ownership for any other purpose.

(2)
Of which: (1) 2,165,494 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financing Holdings Ltd., as follows: (a) 1,471,430 Ordinary Shares are held by profit participating life insurance accounts, (b) 622,680 Ordinary Shares are held by provident funds and companies that manage provident funds, and (c) 71,384 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (2) 54,630 Ordinary Shares are beneficially held for Migdal Insurance & Financing Holdings Ltd.’s own account (Nostro account).

(3)
Of which: (1) 6,426,549 Ordinary Shares are held for Oracle Associates, LLC, as follows: (a) 4,819,912 Ordinary Shares are held by Oracle Partners, L.P., and (b) 1,606,637 Ordinary Shares are held by Oracle Institutional Partners, L.P.  Larry Feinberg is the managing member of Oracle Associates, which is the general partner of this investor. As such, he has sole voting and dispositive power with respect to these shares.

(4)
Consists of 40,000 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013. The exercise price of these options is NIS 12.4 ($3.48) per share, and the options expire in January 2018.

(5)
Includes 370,986 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013, of which (a) 227,645 options have an exercise price of $2.18 per share, and (b) 143,341 options have an exercise price that ranges between NIS 4.521 ($1.27) and NIS 9.94 ($2.79) per share. These options expire between May 2015 and August 2019. Does not include 110,577 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013 . The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 17.16 ($4.81) per share, and the options expire between March 2018 and August 2019.

(6)
Consists of 40,000 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013. The exercise price of these options is NIS 12.4 ($3.48) per share, and the options expire in January 2018.

(7)
Consists of 40,000 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013. The exercise price of these options is NIS 12.4 ($3.48) per share, and the options expire in January 2018.

(8)
Consists of 13,600 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013. The exercise price of these options is NIS 4.521 ($1.27) per share, and the options expire in August 2019. Does not include 26,400 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013. The exercise price of these options is NIS 4.521 ($1.27) per share, and the options expire in August 2019.

(9)
Consists of 192,000 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 4.521 ($1.27)  and NIS 10.5 ($2.94) per share, and the options expire between June 2018 and August 2019. Does not include 80,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 9.64 ($2.70) per share, and the options expire between December 2017 and August 2019.

(10)
Includes 66,333 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013 of which (a) 33,000 options have an exercise price of $2.73 per share and (b) 33,333 options have an exercise price of NIS 4.521 ($1.27). These options expire between May 2017 and August 2019. Does not include 66,667 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013 . The exercise price of these options is NIS 4.521 ($1.27) per share, and the options expire in August 2019.

(11)
Includes 329,435 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013 , of which (a) 182,391 options have an exercise price that ranges between $0.91 and $2.18 per share, and (b) 147,044 options that have an exercise price that ranges between NIS 4.521 ($1.26) and NIS 10 ($2.74) per share. These options expire between December 2014 and August 2019. Does not include 40,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 9.64 ($2.70) per share, and the options expire between December 2017 and August 2019.

(12)
Consists of 130,833 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013 . The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 10.36 ($2.91) per share, and the options expire between October 2017 and February 2020. Does not include 119,167 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013 . The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 8.29 ($2.32) per share, and the options expire between October 2017 and February 2020.

(13)
Includes 231,135 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013, of which (a) 115,500 options have an exercise price that ranges between $0.91 and $2.73 per share, and (b) 115,635 options that have an exercise price that ranges between NIS 6.26 ($1.76) and NIS 10 ($2.80) per share. These options expire between May 2014 and July 2019. Does not include 40,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 9.64 ($2.70) per share, and the options expire between December 2017 and August 2019.

(14)
Consists of 57,500 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 8.29 ($2.32) and NIS 9.64 ($2.70) per share, and the options expire between December 2017 and February 2020. Does not include 52,500 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 8.29 ($2.32) and NIS 9.64 ($2.70) per share, and the options expire between December 2017 and February 2020.

(15)
Includes 50,000 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 10.36 ($2.91) per share, and the options expire between October 2017 and August 2019. Does not include 70,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 10.36 ($2.91) per share, and the options expire between October 2017 and August 2019.

(16)
Includes 1,561,822 Ordinary Shares issuable upon exercise of outstanding options within 60 days of August 2, 2013, of which (a) 525,536 options have an exercise price that ranges between $0.91 and $2.73 per share, and (b) 1,036,286 options that have an exercise price that ranges NIS 4.521 ($1.27)  and NIS 10.5 ($2.94) per share. These options expire between May 2014 and February 2020. Does not include 605,311 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of August 2, 2013. The exercise price of these options ranges between NIS 4.521 ($1.27) and NIS 17.16 ($4.81) per share, and the options expire between October 2017 and February 2020.

Changes in Percentage Ownership by Major Shareholders

The Oracle Agreement

In August 2012, we entered into the Oracle Agreement with the Oracle Investors. Under the Oracle Agreement, the Oracle Investors initially invested an amount of $7.5 million, and agreed that, upon the fulfillment of certain conditions as specified in the Oracle Agreement, the Oracle Investors would invest an additional amount of up to $7.5 million. In connection with the Oracle Agreement, we issued to the Oracle Investors the Oracle Shares for the Invested Amount, reflecting a price per Oracle Share of NIS 4.25 (based on the Rate of Exchange). In addition, we issued to the Oracle Investors for no additional consideration, the Oracle Warrants, and in total for all the Oracle Investors, Oracle Warrant Shares for the Total Warrant Consideration. The Oracle Warrants are exercisable for a period of 36 months from September 27, 2012, or the Closing Date. The exercise price per Oracle Warrant Share is the lower of: (a) NIS 6; and (b) the average price of the Company’s Ordinary Shares on the TASE in the 10 trading days preceding such exercise, in accordance with the Rate of Exchange; provided, however, that if the price under (b) above is lower than NIS 4.25, each Oracle Investor will be entitled to exercise only up to 50% of its portion of the Total Warrant Consideration at NIS 4.25, and any exercise with respect the balance of the Oracle Warrant shall be at an exercise price of NIS 6.00.  On or about May 28, 2013, in accordance with the Oracle Agreement, we provided the Oracle Investors with a notice of mandatory exercise, pursuant to which the Oracle Investors were required within 30 days to exercise the Oracle Warrants.  In connection with the exercise of the Oracle Warrants, we issued 4,996,251 Ordinary Shares to the Oracle Investors for a Total Warrant Consideration of $7,500,000.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of December 31, 2012, there were 3,742 holders of record of our Ordinary Shares, of which 20 record holders holding 8,410,665 shares, or approximately 28.8%, of our outstanding shares had registered addresses in the United States and as of July 2, 2013 there was one holder of record of our ADSs. These numbers are not representative of the number of beneficial holders of our Ordinary Shares or ADSs nor is it representative of where such beneficial holders reside, since many of these are held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

RELATED PARTY TRANSACTIONS

In August 2012, we entered into the Oracle Agreement with the Oracle Investors. Following the Oracle Agreement and the exercise of the Oracle Warrants, the Oracle Investors currently own 34.3% of our outstanding Ordinary Shares. For a description of the Oracle Agreement, including the securities issued to the Oracle Investors and the rights conferred upon the Oracle Investors, see “Beneficial Ownership of Principal Shareholders and Management – Changes in Percentage Ownership by Major Shareholders - The Oracle Agreement” elsewhere in this prospectus.

DESCRIPTION OF OUR ORDINARY SHARES

The following description of our share capital and provisions of our articles of association are summaries and do not purport to be complete.

Ordinary Shares

As of August 2, 2013, our authorized share capital consisted of 75,000,000 of our Ordinary Shares, of which 35,188,180 Ordinary Shares were issued and outstanding. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable.

As of August 2, 2013, an additional 3,714,228 of our Ordinary Shares were issuable upon the exercise of outstanding options to purchase our Ordinary Shares. The exercise price of the options outstanding ranges between $0.91 and $6.87 per share. See "Management – Stock Option Plans" for a more detailed discussion of our outstanding options.

As of August 2, 2013, an additional 134,421 Ordinary Shares were issuable upon the exercise of outstanding warrants to purchase our Ordinary Shares. The exercise price of the warrants outstanding is NIS 14 or approximately $3.92 per share.

Our registration number with the Israeli Registrar of Companies is 513009043.

Purposes and Objects of the Company

Our purpose is set forth in Section 2 of our Articles of Association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct the Company's policy and shall supervise the performance of the Company's CEO and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our Articles of Association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

•
equal right to attend and to vote at all general meetings of the Company, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

•	equal right to participate in distribution of dividends, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

•	equal right to participate, upon dissolution of the Company, in the distribution of the Company assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our Articles of Association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the Board of Directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of the Articles of Association or any applicable law, upon the earlier. In addition, our Articles of Association allow our Board of Directors to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our Articles of Association or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Management - Board Practices – External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors; and/or (b) one or more shareholders holding, in the aggregate, 5% of our outstanding voting power.

Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;

•	the exercise of our Board of Director’s powers if our Board of Directors is unable to exercise its powers;

•	appointment or termination of our auditors;

•	appointment of directors, including external directors;

•	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

•	increases or reductions of our authorized share capital; and

•	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

The quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights. If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

Adoption of Resolutions

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our Articles of Association. A shareholder of the Company may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Rights to Own Securities in Our Company

Not applicable.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and a vote of the majority of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special" tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A "special" tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

 The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

•	increase the Company’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

•	cancel any registered share capital which have not been taken or agreed to be taken by any person;

•	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

•	subdivide the Company’s existing shares or any of them, the Company’s share capital or any of it, into shares of smaller nominal value than is fixed;

•	reduce the Company’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

•
reduce shares from the issued and outstanding share capital of the Company, in such manner that those shares shall be cancelled and the nominal par value paid for those shares will be registered at the Company's books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in the issued and outstanding share capital of the Company.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent two (2) shares (or a right to receive two (2) shares) deposited with the principal Tel Aviv office of either of Bank Hapoalim or Bank Leumi, as custodian for the depositary.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution.  If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Israeli law governs shareholder rights.  The depositary will be the holder of the shares underlying your ADSs.  As a registered holder of ADSs, you will have ADS holder rights.  A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement.  For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.  If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so.  It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted.  See “United States and Israeli Income Tax Considerations”.  It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.  The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution.  The depositary will only distribute whole ADSs.  It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash.  If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.  The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.  If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders.  If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash.  The depositary will allow rights that are not distributed or sold to lapse.  In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf.  The depositary will then deposit the shares and deliver ADSs to the persons entitled to them.  It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights.  For example, you may not be able to trade these ADSs freely in the United States.  In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical.  If it cannot make the distribution in that way, the depositary has a choice.  It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash.  Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.  However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution.  The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.  We have no obligation to register ADSs, shares, rights or other securities under the Securities Act.  We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders.  This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian.  Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to.  Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote.  For instructions to be valid, they much reach the depositary by a date set by the depositary.

 Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares.  However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Israel and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that you may not be able to exercise your right to vote and  there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$0.05 (or less) per ADS.	Any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders.
$0.05 (or less) per ADSs per calendar year.	Depositary services.
Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.  The depositary may collect any of its fees by deduction from any cash distributions made to ADS holders that are obligated to pay those fees.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our shares.

Reclassify, split up or consolidate any of the deposited securities.

Distribute securities on the shares that are not distributed to you.

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.

The cash, shares or other securities received by the depositary will become deposited securities.  Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination.  The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since  the depositary told us it wants to resign  but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs.  Four months after termination, the depositary may sell any remaining deposited securities by public or private sale.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs.  It will not invest the money and has no liability for interest.  The depositary’s only obligations will be to account for the money and other cash.  After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary.  It also limits our liability and the liability of the depositary.  We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•
When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares.  This is called a pre-release of the ADSs.   The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out).  A pre-release is closed out as soon as the underlying shares are delivered to the depositary.  The depositary may receive ADSs instead of shares to close out a pre-release.  The depositary may pre-release ADSs only under the following conditions:  (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five  business days' notice.  In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC.  DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.  Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).  In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities.  The depositary will send you copies of those communications if we ask it to.  You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

UNITED STATES AND ISRAELI INCOME TAX CONSIDERATIONS

Israeli Tax Considerations

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with special reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares and ADSs. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

General Corporate Tax Structure. Israeli companies are generally subject to corporate tax. In 2013, the corporate tax rate is 25% of their taxable income and as of January 1, 2014 the rate will be 26.5%. However, the effective tax rate payable by a company that derives income from a “Beneficiary Enterprise”, as discussed further below, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

The Israeli Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).
The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax Benefits Prior to the 2005 Amendment.  An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel and certain tax benefits under the “Grant Track” or an alternative package of tax benefits under the Alternative Track. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not approved by the Investment Center or not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

The tax benefits include a tax exemption for at least the first two years of the benefit period (depending on the geographic location of the Approved Enterprise facility within Israel) and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of up to 25% for the remainder of the benefit period. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the operational year as determined by the Investment Center or 14 years from the start of the tax year in which approval of the Approved Enterprise is obtained, whichever is earlier.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or a FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as a FIC is made on an annual basis. A company that qualifies as a FIC and has an Approved Enterprise program is eligible for an extended ten-year benefit period. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefit period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

If a company elects the Alternative Track and distributes a dividend, it may be required to recapture the deferred corporate income tax applicable to the gross amount of distributed dividend that is derived from the portion of the company’s facilities that has been granted Approved Enterprise status during the tax exemption period at the applicable rate of 10%-25%. In addition, dividends paid out of income attributed to an Approved Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest. In April 2004 we were granted an Approved Enterprise status with respect to a plan to construct a plant in Caesarea for the manufacture of systems for assisting and guiding complex surgical procedures.

Tax Benefits Subsequent to the 2005 Amendment.  The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track, and therefore generally there was no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking cash grants). Rather, the Company may claim the tax benefits offered by the Investment Law directly in its tax returns by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding its eligibility for benefits under the 2005 Amendment.
The 2005 Amendment applies to new investment programs and investment programs with an election year commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export and meet additional criteria stipulate in the amendment.  This is referred to as a “Beneficiary Enterprise”. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The geographic location of the company at the year of election will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

In February 2007, our aforementioned Approved Enterprise status was revoked at our request, and in respect of an expansion of its plant in the Caesarea industrial park it was granted a Beneficiary Enterprise status.  In accordance with this status, we will be entitled to the tax benefits provided by the Encouragement Law with respect to income of the Beneficiary Enterprise from productive activity.  Income of the Beneficiary Enterprise from productive activity will be exempt from tax for two years from the year in which we first has taxable income, and will be subject to tax of 25% in the following 5 years, providing that 12 years have not passed from the beginning of the year of election (i.e., 2005).

In July 2009, we submitted a declaration to the Israeli tax authority that 2008 shall be the “base” year for our beneficiary enterprise status, and hence the tax benefits described above will apply to the increase in revenues compared to that base year.
In addition, in the event of a change in the field of activity and/or business model and/or a significant reduction in production levels or in product variety, the tax benefits will become void.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and 2014 and to 12% and 6% in 2015 and thereafter, respectively.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if afterward distributed to individuals or non-Israeli company a withholding of 15% or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits under the Grant Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise under the Alternative Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We have reviewed and evaluated the implications and effect of the benefits under the 2011 Amendment, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by the 2011 Amendment. From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities in the future.

Grants under the R&D Law

Under the R&D Law research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist, or OCS, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the OCS. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire OCS grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the R&D Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the OCS. Under the regulations of the R&D Law, assuming we receive approval from the Chief Scientist to manufacture our OCS-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the R&D Law from obtaining the prior approval of the OCS. A company requesting funds from the OCS also has the option of declaring in its OCS grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the R&D Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the OCS approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its OCS grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate OCS grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. However, regulations implementing the January 2011 amendment have not yet been promulgated as of the date of this annual report.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the R&D Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the OCS for certain actions and transactions and pay additional royalties to the OCS. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges.

Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

•	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

•	deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regulations”). Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Additionally, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition is attributed to business income derived by a permanent establishment of the shareholder in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents generally will be subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. Consequently, distributions to U.S. residents of income attributed to an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise will be subject to withholding tax at a rate of 15%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Taxation of the Subsidiary in the United States

The tax rates applicable to the Subsidiary incorporated in the United States is up to 35% under United States federal income tax law and generally between 4.5% to 9.5% under state income tax laws (according to the tax rates in the states in which the Subsidiary operates). Furthermore, certain states in which the Subsidiary operates have a minimum tax rate.

Israel and the United States have a double tax prevention treaty. According to the treaty, dividends and interest paid to us by our Subsidiary are generally subject to withholding tax of 12.5% and 17.5%, respectively.

Taxation of Shareholders

The following is a short summary of certain provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our Ordinary Shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our Ordinary Shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITORY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a beneficial owner of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; and (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a U.S. Holder having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares or ADSs to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on NASDAQ or another established securities market in the United States.  Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC as described below under "Passive Foreign Investment Companies". A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom.  Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs.  The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under "Passive Foreign Investment Companies," upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollars (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who owns shares of a corporation that is a PFIC.  We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

•	75% or more of our gross income (including our pro rata share of gross income for any company in which we are considered to own 25% or more of the shares by value) is passive; or

•
at least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain, : (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we were a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares or ADSs which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the Ordinary Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares or ADSs and the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares or ADSs in the event that we are a PFIC.

 New Tax on Investment Income

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares and ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder, referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares or ADSs if payment is made through a paying agent or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable IRS Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28% with respect to dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, back up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information reports in light of your particular circumstances.

Medical Devices Excise Tax

The Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 impose significant new taxes on medical device makers in the form of a 2.3% excise tax on U.S. medical device sales, with certain exemptions, beginning in January 2013. Our fiscal year 2013 excise tax fee will be included within sales and marketing expense, net in the Company’s consolidated income statements.

Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or ADSs, or the proceeds from the sale of the Ordinary Shares or ADSs, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares or ADSs by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our articles of association or by the laws of the State of Israel.

UNDERWRITING

                                       are acting as the representatives of the underwriters and are joint book-running managers of this offering.  Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ADSs shown opposite its name below:

Underwriters	Number of ADSs

Total

The underwriting agreement provides that the underwriters’ obligation to purchase ADSs depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the ADSs offered hereby (other than those ADSs covered by their option to purchase additional ADSs as described below), if any of the ADSs are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters.  These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.  The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

The representatives have advised us that the underwriters propose to offer the ADSs directly to the public at the public offering price and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per ADS.  After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $            (excluding underwriting discounts and commissions).  We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $25,000, incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

Option to Purchase Additional ADSs

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            ADSs from us at the public offering price less underwriting discounts and commissions.  To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional ADSs based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We and all of our directors, executive officers and certain of our stockholders have agreed that, for a period of 90 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of                                , (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ADSs (including, without limitation, ADSs that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and ADSs that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ADSs (other than the ADSs issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any ADSs or securities convertible into or exchangeable for ADSs (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ADSs or securities convertible, exercisable or exchangeable into ADSs or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

                                      in their sole discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.  When determining whether or not to release ADSs and other securities from lock-up agreements,                                will consider, among other factors, the holder’s reasons for requesting the release, the number of ADSs and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
A short position involves a sale by the underwriters of shares in excess of the number of ADSs the underwriters are obligated to purchase in the offering, which creates the syndicate short position.  This short position may be either a covered short position or a naked short position.  In a covered short position, the number of ADSs involved in the sales made by the underwriters in excess of the number of ADSs they are obligated to purchase is not greater than the number of ADSs that they may purchase by exercising their option to purchase additional ADSs.  In a naked short position, the number of ADSs involved is greater than the number of ADSs in their option to purchase additional shares.  The underwriters may close out any short position by either exercising their option to purchase additional ADSs and/or purchasing ADSs in the open market.  In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through their option to purchase additional ADSs.  A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs.  As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market.  These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs.  In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the NASDAQ Capital Market

Our ADSs are listed on the NASDAQ Capital Market under the symbol “MZOR”.

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates.   If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies.  Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful.  No action has been taken that would, or is intended to, permit a public offer of the ADSs or possession or distribution of this prospectus or any other offering or publicity material relating to the ADSs in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any ADSs or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of ADSs by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of ADSs which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•
by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•
in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us.  All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom.

Notice to Residents of Canada

The ADSs may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the ADSs must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Switzerland

This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The ADSs will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, ADSs, debentures and units of ADSs and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the ADSs by us.  With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$
FINRA filing fee
Transfer agent fees and expenses
Printer fees and expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	$

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by                                             .

EXPERTS

The consolidated financial statements of the Company as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2012 consolidated financial statements contains an explanatory paragraph that states that as discussed in Note 2B to the financial statements, the Company determined that in September 2012 its functional currency had changed from New Israel Shekel to the U.S. dollar.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, CBLS Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, an Israeli court may declare a judgment rendered by a  a United States court in a civil matter, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the foreign country's laws foreign country's law, competent to render it;

•	the judgment is no longer appealable;

•	The judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy in Israel; and

•	The judgment can be executed in the state in which it was given.

A foreign judgment will not be declared enforceable by Israeli courts if it was given in a state, the laws of which do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of Israel. An Israeli court also will not declare a foreign judgment enforceable if it is proved to the Israeli court that:

•	The judgment was obtained by fraud;

•	There was no due process;

•	The judgment was given by a court not competent to render it according to the laws of private international law in Israel;

•	The judgment is in conflict with another judgment that was given in the same matter between the same parties and which is still valid; or

•	At the time the action was brought to the foreign court a claim in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ADSs.  This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC's website at http://www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website at www.mazorrobotics.com. Information contained on, or that can be accessed through, our website and other websites listed in this prospectus do not constitute a part of this prospectus. We have included these website addresses in this prospectus solely as inactive textual references.

MAZOR ROBOTICS LTD.

CONSOLIDATED
FINANCIAL STATEMENTS
AS AT  DECEMBER  31, 2012

Mazor Robotics Ltd.

Consolidated Financial Statements as at December 31, 2012

Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Financial Position	F-3 - F-4

Consolidated Comprehensive Income Statements	F-5

Consolidated Statements of Changes in Equity	F-6 - F-7

Consolidated Statements of Cash Flows	F-8

Notes to the Consolidated Financial Statements	F-9 - F-50

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Mazor Robotics Ltd.

We have audited the accompanying consolidated statements of  financial position of Mazor Robotics Ltd. (hereinafter – “the Company”) and its subsidiary as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, changes in equity and cash flows, for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

As discussed in Note 2B to the financial statements, the Company determined that in September 2012 its functional currency had changed from New Israel Shekel to the U.S. dollar.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Haifa, Israel
April 11, 2013

Mazor Robotics Ltd.

Consolidated Statements of Financial Position as at December 31

		2012	2011
	Note	USD thousands	USD thousands
Assets

Cash and cash equivalents	5	12,797	1,655
Deposits	6	-	1,859
Investments in marketable securities	6	4,156	12,596
Trade receivables	7	1,147	1,356
Other accounts receivable	7	680	268
Inventory	8	1,257	1,326

		20,037	19,060
Total current assets

Prepaid lease fees	9, 19B	64	55
Deferred tax assets, net	18	80	87
Property and equipment, net	10	766	523
Intangible assets, net	11	387	699

Total non-current assets		1,297	1,364

Total assets		21,334	20,424

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Financial Position as at December 31

		2012	2011
	Note	USD thousands	USD thousands
Current liabilities

Trade payables	12	1,318	996
Other accounts payable	13	2,706	1,833
Convertible debentures	14	-	3,495

Total current liabilities		4,024	6,324

Employee benefits	15	199	190
Liabilities to the OCS	16	301	426
Derivative liabilities on account of warrants	17	3,990	-

Total non-current liabilities		4,490	616

Total liabilities		8,514	6,940

Equity	28
Share capital		73	55
Share premium		58,910	51,122
Amounts allocated to share options		554	1,267
Amounts allocated to conversion option		-	795
Capital reserve for share-based payment transactions		3,170	2,787
Foreign currency translation reserve		2,119	2,400
Accumulated loss		(52,006)	(44,942)

Total equity		12,820	13,484

Total liabilities and equity		21,334	20,424

Date of approval of the financial statements: April 11, 2013

The accompanying notes are an integral part of these consolidated financial statements.

 Mazor Robotics Ltd.

Consolidated Comprehensive Income Statements for the Year Ended December 31

		2012	2011	2010
	Note	USD thousands	USD thousands	USD thousands
Revenues	20	12,175	5,904	3,973
Cost of sales	22	2,893	1,879	961

Gross profit		9,282	4,025	3,012

Research and development expenses, net	25	2,760	3,062	2,292
Selling and marketing expenses	23	8,887	6,990	4,592
General and administrative expenses	24	1,845	1,639	1,424

Operating loss		(4,210)	(7,666)	(5,296)

Financing income	26	925	764	591
Financing expenses	26	(3,756)	(948)	(1,060)

Financing expenses, net		(2,831)	(184)	(469)

Loss before taxes on income		(7,041)	(7,850)	(5,765)

Income tax (benefit) expense	18	23	(68)	8

Loss for the year		(7,064)	(7,782)	(5,773)

Other comprehensive (loss) income:

Foreign currency translation differences		(281)	(950)	999

Total comprehensive loss for the year		(7,345)	(8,732)	(4,774)

Loss per share

Basic and diluted loss per share (in USD)	30	(0.29)	(0.36)	(0.29)

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.
Consolidated Statements of Changes in Equity

					Capital
				Amounts	reserve for	Foreign
			Amounts	allocated to	share-based	currency
	Share	Share	allocated	conversion	payment	translation	Accumulated	Total
	capital	premium	to options	option	transactions	reserve	loss	Equity
	USD thousands
For the year ended
December 31, 2012

Balance as at
January 1, 2012	55	51,122	1,267	795	2,787	2,400	(44,942)	13,484
Total comprehensive income
for the year
Loss for the year	-	-	-	-	-	-	(7,064)	(7,064)
Other comprehensive income
for the year, net of tax	-	-	-	-	-	(281)	-	(281)
Total comprehensive income
for the year	-	-	-	-	-	(281)	(7,064)	(7,345)

Issuance of
shares	18	6,105	-	-	-	-	-	6,123
Exercise of share options	(1) -	3	-	-	-	-	-	3
Expiration of share options	-	885	(713)	-	(172)	-	-	-
Share-based payments	-	-	-	-	555		-	555
Expiration of conversion
options	-	795	-	(795)	-	-	-	-
Balance as at
December 31, 2012	73	58,910	554	-	3,170	2,119	(52,006)	12,820

For the year ended
December 31, 2011

Balance as at
January 1, 2011	48	43,097	2,850	795	2,165	3,350	(37,160)	15,145
Total comprehensive income
for the year
Loss for the year	-	-	-	-	-	-	(7,782)	(7,782)
Other comprehensive income
for the year, net of tax	-	-	-	-	-	(950)	-	(950)
Total comprehensive income
for the year	-	-	-	-	-	(950)	(7,782)	(8,732)

Issuance of share options
and shares	7	5,554	825	-	-	-	-	6,386
Exercise of share options	(1) -	65	(2)	-	(10)	-	-	53
Expiration of share options	-	2,406	(2,406)	-	-	-	-	-
Share-based payments	-	-	-	-	632	-	-	632
Balance as at
December 31, 2011	55	51,122	1,267	795	2,787	2,400	(44,942)	13,484

(1)	Less than USD 1 thousand.

Mazor Robotics Ltd.
Consolidated Statements of Changes in Equity

					Capital
				Amounts	reserve for	Foreign
			Amounts	allocated to	share-based	currency
	Share	Share	allocated	conversion	payment	translation	Accumulated	Total
	capital	premium	to options	option	transactions	reserve	loss	Equity
	USD thousands
For the year ended
December 31, 2010

Balance as at
January 1, 2010	48	43,000	2,850	795	1,693	2,351	(31,387)	19,350
Total comprehensive income
for the year
Loss for the year	-	-	-	-	-	-	(5,773)	(5,773)
Other comprehensive income
for the year, net of tax	-	-	-	-	-	999	-	999
Total comprehensive income
for the year	-	-	-	-	-	999	(5,773)	(4,774)

Exercise of share options	(1) -	97	-	-	(27)	-	-	70
Share-based payments	-	-	-	-	499	-	-	499
Balance as at
December 31, 2010	48	43,097	2,850	795	2,165	3,350	(37,160)	15,145

(1)	Less than USD 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31

	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Cash flows from operating activities
Loss for the year	(7,064)	(7,782)	(5,773)
Adjustments:
Depreciation and amortization	545	451	379
Financing expenses, net	2,938	205	290
Capital gain on sale of property and equipment	-	-	(1)
Share-based payment transactions	555	632	499
Income tax (benefit) expense	23	(68)	8
	4,061	1,220	1,175

Change in inventory	(51)	(448)	(829)
Change in trade and other accounts receivable	(218)	(623)	(592)
Change in prepaid lease fees	(9)	(12)	1
Change in trade and other accounts payable	1,194	407	1,096
Change in employee benefits	12	48	(26)
	928	(628)	(350)

Interest received	470	574	660
Interest paid	(215)	(218)	(221)
Income tax received	-	-	20
Income tax paid	-	(19)	(8)
	255	337	451

Net cash used in operating activities	(1,820)	(6,853)	(4,497)

Cash flows from investing activities
Proceeds from sale of property and equipment	-	-	1
Proceeds from sale (acquisition) of deposits and
investment in marketable securities, net	9,949	(2,213)	5,831
Acquisition of property and equipment	(372)	(275)	(153)
Development costs recognized as intangible assets	-	-	(282)
Net cash from (used in) investing activities	9,577	(2,488)	5,397

Cash flows from financing activities
Proceeds from warrants and shares issue, net	7,298	6,386	-
Proceeds from exercise of share options to
employees and service providers	3	53	70
Repayment of convertible debentures	(3,916)	-	-
Receipt of loans from the OCS	-	-	169
Repayment of loans to the OCS	(317)	(229)	(27)
Net cash from financing activities	3,068	6,210	212

Net increase (decrease) in cash and cash equivalents	10,825	(3,131)	1,112

Cash and cash equivalents at the beginning of the year	1,655	4,802	3,537
Exchange rate differences on
cash and cash equivalents	317	(16)	153

Cash and cash equivalents at the end of the year	12,797	1,655	4,802

Supplementary cash flows information:
Transfer of inventory to fixed assets	87	190	-

The accompanying notes are an integral part of these consolidated financial statements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 1 - Reporting Entity

A.
Mazor Robotics Ltd. (hereinafter – the “Company”) is an Israeli company incorporated in Israel. The address of the Company’s registered office is 7 HaEeshel St., Caesarea Industrial Park, Caesarea, Israel. These consolidated financial statements as at and for the year ended December 31, 2012 comprise the Company and its wholly owned subsidiary,  Mazor Robotics Inc. (together referred to as the “Group”). The Group is a leading innovator in spine surgery and has pioneered surgical guidance systems and complementary products in the spine and brain surgical markets that provide a safer surgical environment for patients, surgeons and operating room staff.  The Group engages in the development, production and marketing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. The Group operates in the field of image guided surgery (also known as computer assisted surgery) that enables the use of surgical instruments with high precision and minimal invasiveness and that simplifies complex surgical procedures. Since August 2007, the securities of the Company have been registered for trade on the Tel Aviv Stock Exchange .

B.	Definitions

In these financial statements –

(1)
International Financial Reporting Standards (hereinafter – IFRS) – Standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and which include international financial reporting standards and international accounting standards (IAS) along with the interpretations of these standards by the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

(2)	The Company – Mazor Robotics Ltd.

(3)	The Group – Mazor Robotics Ltd. and its subsidiary.

(4)	Subsidiary – A company, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

(5)	Related party – Within its meaning in IAS 24 (2009), “Related Party Disclosures”.

(6)	CPI – The Consumer Price Index as published by the Israeli Central Bureau of Statistics.

(7)	OCS - Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB. The Group adopted IFRSs for the first time in 2008, with the date of transition to IFRSs being January 1, 2007.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 11, 2013.

B.	Reporting and functional currency

These consolidated financial statements are presented in US dollars (USD), which is the company’s functional currency as of the date of these consolidated financial statements.

Change in the functional currency:

The Company determined that its functional currency had changed in September 2012 (“The transition date”) from New Israeli Shekels (“NIS”) to U.S. dollars (“USD”). This determination resulted from a change in relevant circumstances whereby sales transactions denominated in USD, which began in 2011 and stabilized in 2012, became the primary source of sales revenue, expenses denominated in USD began to exceed those in NIS and the Company completed a USD denominated significant financing transaction. The Company believes that these circumstances indicate a change in its functional currency which will continue to reflect the nature of its future operations.

These financial statements were translated as of the transition date into the Group reporting currency as follows:

•	Assets and liabilities are translated at the exchange rate prevailing at the end of the reporting period;

•	Income and expenses are translated at the exchange rate prevailing on the date of the relevant transaction (or based on an average exchange rate which is approximate to that rate).

•	Capital transactions are translated at exchange rates prevailing on the date of the relevant transaction.

•	Adjustments derived from translating the financial statements from the functional currency to the reporting currency as of the transition date are presented in other comprehensive income.

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for short-term investments measured at fair value through profit or loss, inventory (measured at the lower of cost or net realizable value) and assets and liabilities for employee benefits. For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

D.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any affected future periods.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 2 - Basis of Preparation (cont’d)

D.	Use of estimates and judgments (cont’d)

Material accounting estimates and judgments

Presented hereunder is information with respect to assumptions and estimates, which were made by the Group’s management while implementing Group accounting policies and have a significant risk of resulting in a material adjustment to the financial statements in the future:

Fair value measurement of Warrants convertible into a variable number of Company's shares

During the period, the Company entered into an investment agreement as described in Note 28C(6), according to which investors were issued warrants convertible into a variable number of the Company's shares, thereby representing a financial liability that is a derivative instrument. This liability is measured at fair value using standard valuation technique for this type of instrument (Monte Carlo model) on the basis of observable inputs (such as the price of the Company's shares and the NIS/dollar exchange rate) and the following unobservable inputs:  expected volatility, correlation between the share price and the change in the exchange rate, risk-free interest rate, expected life and the probability of mandatory exercise will occur.

Changes in the financial inputs underlying the model and/or in the valuation technique could cause significant changes in the fair value of said liability and could have a material effect upon the valuation results, and thus, on our financial statements.

Capitalization of development costs - Development costs are capitalized and recognized as an intangible asset according to the accounting policy described in Note 3E. The capitalization of the costs is based among others on management’s judgment regarding technological and economic feasibility, which generally exists when a product development project reaches a defined milestone, or when the Company enters into a transaction to sell the know-how that was derived from the development. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets.

Recognition of deferred tax assets in respect of tax losses - Management of the Company evaluates whether it is probable that in the foreseeable future there will be taxable profits against which losses can be utilized, and accordingly it recognizes (or does not recognize) a deferred tax asset. For further information on losses for which a deferred tax asset was recognized, see Note 18 regarding taxes on income.

Fair value measurement of share-based payment transactions - The Group grants share based payment to employees and consultants. The fair value of the share options is measured at grant date on the basis of accepted valuation models and assumptions regarding unobservable inputs used in the valuation models. The value of the transactions, measured as described above, is recognized as an expense over the vesting period. Concurrently with the periodic recognition of an expense, an increase is recognized in a capital reserve, within the Group’s equity.

E.	Capital management – objectives, procedures and processes

Management’s policy is to maintain a solid capital base in order to preserve the ability of the Company to continue operating so that it may provide a return on capital to its shareholders, benefits to other holders of interests in the Company such as credit providers and employees of the Company, and sustain future development of the business. Neither the Company nor its subsidiary are subject to externally imposed capital requirements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A.	Basis of consolidation

(1)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(2)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

C.	Financial instruments

(1)	Non-derivative financial assets

Initial recognition of financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument (i.e., on the date the Group undertook to purchase or sell the asset). Non-derivative financial instruments comprise investments in marketable securities, deposits, trade and other receivables, and cash and cash equivalents.

Derecognition of financial assets

Financial assets are derecognized when the Group’s contractual rights of the Group to the cash flows from the asset expire, or when the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Regular way sales of financial assets are recognized on the trade date, which is the date that the Company undertook to sell the asset.

See (2) hereunder regarding the offset of financial assets and financial liabilities.

The Group classifies its financial assets according to the following categories:

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(1)	Non-derivative financial assets (cont’d)

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Financial assets held for trading comprise investments in marketable securities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any direct attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade receivables, deposits, other accounts receivable and cash and cash equivalents.

Cash and cash equivalents comprise cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are not exposed to significant risks of change in value.

(2)	Non-derivative financial liabilities

The Group initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Non-derivative financial liabilities comprise convertible debentures, liability to the Chief Scientist, trade and other accounts payable.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, where the number of shares to be issued in respect thereto does not vary and which have a fixed conversion price.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any direct attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not reevaluated subsequent to initial recognition.

Interest, losses and gains relating to the liability component are recognized in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(4)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revalued every period in accordance with the actual increase/decrease in the CPI.

(5)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity.

(6)	Share options

Receipts in respect of share options are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price.

(7)	Issuance of compound financial instruments

(a)
The consideration received from the issuance of compound financial instruments, which consist of equity components and liability-classified options,  is attributed at first to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component.

(b)
Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the compound financial instruments , as described in sub-paragraph (a) above.

D.	Property and Equipment

(1)	Recognition and measurement

Property and Equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net within “other income” or “other expenses”, as relevant, in profit or loss.

(2)	Subsequent costs

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

D.	Fixed assets (cont’d)

(3)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of the property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Computers	3 years
Machinery and equipment	4-7 years
Office furniture and equipment	10-17 years
Motor vehicles	5 years
Leasehold improvements	4-6 years

Depreciation methods, useful lives are reviewed at each financial year-end and adjusted if appropriate.

E.	Intangible assets

(1)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve plans or design for the production of new or substantially improved products and processes.

Development expenditure is capitalized only if:

•	development costs can be measured reliably;

•	the product or process is technically and commercially feasible;

•	future economic benefits are probable;

•	the Group intends to and has sufficient resources to complete development and to use or sell the asset.

As regard to some of the Company’s products, technological feasibility may occur only when the Company’s clinical trials succeed and following receipt of approval from the U.S. Food and Drug Administration (the FDA). Sometimes the costs incurred between the successful completion of the product’s development and successful clinical trials, and the time the product is ready for sale are immaterial, so that in reality all of the development costs will be recognized in profit or loss as incurred.

The capitalized expenditure includes the cost of materials, direct labor and overhead costs that are directly attributable to developing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(2)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated brands, is recognized in profit or loss as incurred.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

E.	Intangible assets (cont’d)

(3)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets, from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset.

The estimated useful lives for the current and comparative periods are as follows:

Capitalized development costs 4 years.

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

F.	Inventory

Inventory is measured at the lower of cost and net realizable value. The cost of inventory is based on the moving average method, and includes expenditure incurred in acquiring the inventory and the costs incurred in bringing it to its existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Management regularly evaluates the necessity of provisions for obsolescence, which may result from excess, slow-moving or obsolete inventories.

G.	Impairment

(1)	Financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that one or more events had a negative effect on the estimated future cash flows of the asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. All individually significant financial assets are assessed for specific impairment, and all impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the recognition of the impairment loss. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

(2)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amounts of the assets in the cash-generating unit on a pro rata basis.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

G.	Impairment (cont’d)

(2)	Non-financial assets (cont’d)

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H.	Employee benefits

(1)	Post-employment benefits

Most of the Group’s Israeli employees are subject to Section 14 of the Israeli Severance Pay Law and therefore substantially all of the post-employment plans of the Group are classified as defined contribution plans.

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which services are rendered by employees.

(2)	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified as short-term benefits or as other long-term benefits according to the time that the liability is due to be settled.

(3)	Share-based payment transactions

The fair value of share-based payment ,measured on the grant date, granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

I.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

J.	Revenue Recognition

General

The Group recognizes revenue in accordance with IAS 18 Revenue Recognition, including provisions related to recognition of revenue from multiple-component transactions. Accordingly, the Group recognizes revenue from the sale of goods when:

•	The significant risks and rewards of ownership of the goods have been transferred to the customer;

•	It is probable that the economic benefits associated with the transaction will flow to the Group;

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably;

•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and

•	The amount of revenue can be measured reliably.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

J.	Revenue Recognition (cont’d)

The revenue from sales in the ordinary course of business is measured according to the fair value of the consideration received or receivable, which is based on the selling price of each component, net of discounts.

In general, the Group's sales agreements include several components:

•	systems;

•	disposable components and accessories; and

•
warranty and maintenance services related to the systems sold, which includes replacement parts, software updates, preventive maintenance and on-call support as detailed in the agreement and spare parts.

These components are split into separate accounting units if and only if each component has separate value for the customer and there is reliable evidence of the fair value of the components not yet supplied. Components not split into a separate accounting unit due to non-compliance with the above conditions, are grouped together in a single accounting unit. The revenue from each such accounting unit is recognized upon fulfillment of the conditions for recognition of revenue from the components included therein, according to their type. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit. If the fair value of the delivered item is not reliably measurable, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. Usually, fair value of the warranty and maintenance services component determined based on the renewal quote offered in the sales agreement.

The timing of revenue recognition from the various components is as follows:

Sales of systems - The revenue from sales of systems is recognized at the time of transfer of the significant risks and rewards of ownership as follows:

•
Sales to end customers – Upon the completion of installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the system installation, and customer acceptance, if required.

•
Sales to distributors - Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the system are transferred to the distributor upon delivery, the distributor has no right of return, receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer, the commitment to carry out installation and training for the end customer lies with the distributor and that the distributor has been authorized to perform the installation and training for the end customers. If the above conditions are not met, the Group recognizes revenue at the time of fulfillment of the conditions for recognition of revenue from the end customer.

Disposable components sales –Revenue from the disposable components sales is recognized at the time of the transfer of the significant risks and rewards of ownership as follows:

•	In sales to end customers – Upon delivery.

•
In sales to distributors –Upon delivery to the distributor, provided that the significant risks and rewards of ownership of the components are transferred to the distributor upon delivery, the distributor has no right of return and that the receipt of the consideration is probable and not dependent on the distributor’s ability to collect from the end customer.

Warranty and maintenance services – Revenue from warranty and maintenance services is recognized proportionately over the period of rendering of the service and subject to the other conditions for revenue recognition specified above.

K.	OCS grants

Grants from the OCS in respect of research and development projects are accounted for as forgivable loans according to IAS 20. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the actual grants received and the fair value of the liability on the date of receiving the grant is recognized as a deduction of development expenses.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

L.	Financing income and expenses

Financing income comprises interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss and foreign currency gains/losses. Interest income is recognized as it accrues using the effective interest method.

Financing expenses comprise interest expense on debentures, liability to the OCS as well as changes in the fair value of financial assets at fair value through profit or loss and losses from foreign currency. Borrowing costs are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

M.	Income tax expense

Income tax comprises current and deferred tax. Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which that can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

A provision for uncertain tax positions, or reduction in deferred tax asset, is recognized when it is probable that the Group will have to use its economic resources to pay the obligation.

N.	Loss per share

The Group presents basic and diluted loss per share data for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, which comprise convertible debentures, share options and share options granted to employees.

O.	New standards and interpretations not yet adopted

(1)	IFRS 9 Financial Instruments (2010), IFRS 9 Financial Instruments (2009)

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additions relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.

IFRS 9 (2010 and 2009) are effective for annual periods beginning on or after 1 January 2015 with early adoption permitted. The Group is examining the effect of adopting IFRS 9 (2010 and 2009) on the financial statements with no plans for early adoption.

(2)	IFRS 10 Consolidated Financial Statements and IFRS 12 Disclosure of Interests in Other Entities (2011)

IFRS 10 introduces a single control model to determine whether an investee should be consolidated.

IFRS 12 brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities.

These standards are effective for annual periods beginning on or after 1 January 2013 with early adoption permitted.

The Group expects that the adoption of the above-mentioned standards will not have a material effect on its consolidated financial statements.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 3 - Significant Accounting Policies (cont’d)

O.	New standards and interpretations not yet adopted (cont’d)

(3)	IFRS 13 Fair Value Measurement (2011)

IFRS 13 provides a single source of guidance on how fair value is measured, and replaces the fair value measurement guidance that is currently dispersed throughout IFRS. Subject to limited exceptions, IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs. IFRS 13 is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted.

The Group expects that the adoption of IFRS 13 (Fair Value measurement) will not have a material effect on its consolidated financial statements.

Note 4 - Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value for financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

A.	Investments in debt instruments

The fair value of financial assets at fair value through profit or loss is determined by reference to their quoted closing bid price at the reporting date.

B.	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible notes, the market rate of interest is determined by reference to the market terms of similar liabilities that do not have a conversion option.

C.	Share-based payment transactions

The fair value of share options granted to employees and service providers is measured using the binomial model. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the historical volatility), an early exercise multiple, and the risk-free interest rate (based on government debentures). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

D.	Warrants convertible into a variable derivative

The fair value of the derivative instrument which is a financial liability, as described in Note 17, is measured using standard valuation technique for this type of instrument (Monte Carlo Model) on the basis of observable inputs (such as the price of the Company's shares and the NIS/dollar exchange rate) and the following unobservable inputs:  expected volatility, correlation between the share price and the change in the exchange rate, risk-free interest rate, expected life and the probability of mandatory exercise will occur.

Changes in this financial liability fair value are realized in the financial expenses.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 5 - Cash and Cash Equivalents

	December 31
	2012	2011
	USD thousands	USD thousands
Current balances in banks	11,245	1,582
Deposits held at financial institutions, with original
maturity periods of up to three months	1,552	73

	12,797	1,655

As at December 31, 2012 the deposits include a daily deposit bearing annual interest of 0.15%.

The Group’s exposure to credit and currency risks and a sensitivity analysis for financial assets are disclosed in Note 32 on financial instruments.

Note 6 - Deposits and Investments in Marketable Securities

Breakdown according to type of investment

	December 31
	2012	2011
	USD thousands	USD thousands
Short-term deposits
Deposits held at financial institutions, in NIS	-	1,859

Investments in marketable securities
CPI-linked government debentures	1,564	4,241
Government debentures	2,013	6,166
CPI-linked corporate debentures	507	1,495
Corporate debentures	72	228
USD-linked corporate debentures	-	466
	4,156	12,596

The Group’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets are disclosed in Note 32 on financial instruments.

Note 7 - Trade and Other Accounts Receivable

	December 31
	2012	2011
	USD thousands	USD thousands
Trade receivables
Open accounts	1,149	1,358
Less – provision for doubtful debts	(2)	(2)

	1,147	1,356

Other accounts receivable
Institutions	203	174
Prepaid expenses	418	75
Advances to suppliers	58	11
Other receivables	1	8

	680	268

The Group’s exposure to credit and currency risk disclosed in Note 32 on financial instruments.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 8 - Inventory

	December 31
	2012	2011
	USD thousands	USD thousands
Raw materials and spare parts	424	684
Work in progress	139	28
Finished goods	694	614

	1,257	1,326

Note 9 - Prepaid Lease Fees

Prepaid lease fees are CPI-linked, non-interest bearing NIS denominated deposits granted in favor of leasing companies as security for the fulfillment of motor vehicle lease contracts (see also Note 19B). The deposits constitute payment on account of the last three lease months of each of the leased motor vehicles.

Note 10 - Property and Equipment

			Office
		Machinery	furniture
		and	and	Leasehold
	Vehicles	equipment	equipment	improvements	Computers	Total
	USD thousands
Cost:
Balance as at January 1, 2012	33	280	81	92	575	1,061
Additions	-	132	44	94	189	459
Effect of changes in exchange rates	-	261	(1)	(2)	(4)	254

Balance as at
December 31, 2012	33	673	124	184	760	1,774

Balance as at January 1, 2011	35	75	67	91	405	673
Additions	-	224	20	8	213	465
Effect of changes in exchange rates	(2)	(19)	(6)	(7)	(43)	(77)

Balance as at
December 31, 2011	33	280	81	92	575	1,061

Depreciation
Balance as at January 1, 2012	6	76	26	60	370	538
Depreciation for the year	5	60	8	34	124	231
Effect of changes in exchange rates	-	262	(1)	(2)	(20)	239

Balance as at
December 31, 2012	11	398	33	92	474	1,008

Balance as at January 1, 2011	1	58	22	43	325	449
Depreciation for the year	5	24	6	21	73	129
Effect of changes in exchange rates	-	(6)	(2)	(4)	(28)	(40)

Balance as at
December 31, 2011	6	76	26	60	370	538

Carrying amount
Balance as at January 1, 2011	34	17	45	48	80	224
Balance as at December 31, 2011	27	204	55	32	205	523
Balance as at December 31, 2012	22	275	91	92	286	766

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 11 - Intangible Assets

Intangible assets includes capitalized development costs relating to one of its products in accordance with the requirements of IAS 38 as described in Note 3E. Capitalization of development cost started following receipt of clearance to market from the U.S Food and Drug Administration (the FDA), beginning from the third quarter of 2008 and until completion of the development of the product in the third quarter of 2010, the Group capitalized development costs.

Presented hereunder is the movement in the balance of intangible assets during the years 2011 and 2012:

Capitalized development
costs
Cost
Balance as at January 1, 2011	1,298
Foreign currency translation differences	(92)

Balance as at December 31, 2011	1,206
Foreign currency translation differences	41

Balance as at December 31, 2012	1,247

Amortization
Balance as at January 1, 2011	221
Amortization for the year	322
Foreign currency translation differences	(36)

Balance as at December 31, 2011	507
Amortization for the year	314
Foreign currency translation differences	39

Balance as at December 31, 2012	860

Carrying amount
December 31, 2011	699
December 31, 2012	387

Note 12 – Trade Payables

	December 31
	2012	2011
	USD thousands	USD thousands
Open accounts	1,102	921
Checks and notes payable	216	75

	1,318	996

The Group’s exposure to currency and liquidity risks related to trade payables is disclosed in Note 32.

Note 13 - Other Accounts Payable

	December 31
	2012	2011
	USD thousands	USD thousands
Accrued expenses	345	198
Institutions	121	100
Liabilities to the Chief Scientist (see Note 16)	531	519
Salary and related liabilities	1,116	653
Related parties*	17	14
Deferred income	576	349

	2,706	1,833

*	See Note 27 on related and interested parties for information on payables due to related and interested parties.

The Group’s exposure to currency and liquidity risks related to certain payables is disclosed in Note 32 on financial instruments.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 14 - Convertible Debentures

A.	General

On December 6, 2007 the Company issued NIS 15,000,000 par value (approximately USD 3,865 thousand) of Series A debentures, which are payable in one amount on November 29, 2012, and are unlinked and bear annual interest of 5.5%. The interest on the Series A debentures is payable annually on each November 29 of the years 2008 through 2012. The Series A debentures were convertible into ordinary shares with a par value of NIS 0.01 each, on any trading day from the date they are listed for trade until November 14, 2012, so that each NIS 14 (approximately USD 3.6) par value of the debentures’ principal is convertible into one ordinary share of the Company with a par value of NIS 0.01 subject to the adjustments specified in the prospectus that was issued on November 29, 2007 (hereinafter – “the prospectus”).

On November 29, 2012 the company paid the full amount of Series A debentures in the amount of NIS 15,000 thousand (approximately USD 3,916 thousand) and the last interest payment in the amount of NIS 825 thousand (approximately 215 thousand USD).

The balance of the debentures is presented net of issuance expenses and the discount related to the conversion feature, and is amortized using the effective interest method according to a discount rate of 19.66%. No debentures have been converted into shares during the debentures duration.

The issuance proceeds were recorded on the date of issuance as follows:

USD thousands
Proceeds from issuance of convertible debentures	3,131
Transaction costs	(242)
Net proceeds	2,889

Amount recognized as equity *	795

Amount initially recognized as liability	2,094

* The amount recognized as equity was transferred upon expiration to share premium.

B.	Movement in the liability component

	December 31
	2012	2011
	USD thousands	USD thousands
Balance as at January 1*	3,495	3,293
Accrued interest expenses	681	697
Interest paid	(215)	(231)
Repayment of principal	(3,916)	-
Foreign currency translation differences	(45)	(264)
Balance as at December 31*	-	3,495

*	Does not include accrued interest in the amount of NIS 72 thousand (approximately USD 19 thousand).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 15 - Employee Benefits

Employee benefits mostly include post-employment benefits for employees who are in the scope of Section 14 of the Israeli Severance Pay Law – 1963, that are accounted for as  defined contribution plans. The Group also has immaterial defined benefit plans for which it deposits amount in appropriate insurance policies.

As regards short-term benefits see Note 13 on other accounts payable.

As regards share-based payments see Note 29 on share-based payments.

Post-employment benefit plans – defined contribution plan

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Amount recognized as expense in respect of
defined contribution plan	107	45	63

Note 16 - Liabilities to the OCS

The Group is obligated to pay royalties to the OCS in respect of sales of products in which the OCS participated in their development by means of grants. The royalties are primarily calculated at the rate of 3%-3.5% of the sales of such products, and amount to no more than the amount of the grant that was received plus interest at the Libor rate. The total amount of the grants received until December 31, 2012 is USD 1,326 thousands. The Group evaluates that it is probable that it will return the grants received, and therefore it recognized a liability in respect thereto. The Group has been paying royalties since 2006  in the amount of USD 624 thousands, total outstanding, including Libor Interest total of USD 940 thousands expects to settle up to the year 2014.

	December 31
	2012	2011
	USD thousands	USD thousands
Balance as at January 1	945	1,096
Amounts received	-	-
Royalties paid during the year	(317)	(227)
Amounts recognized in the statement of income	178	147
Foreign currency translation differences	26	(71)

	832	945

Presentation in the statement of financial position:
Current liabilities	531	519
Long-term liabilities	301	426

	832	945

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 17 - Derivative instruments

A.	General

As more fully described in Note 28C(6) on August 8, 2012, the Company signed an investment agreement in which the Company issued to all the Investors together an aggregate of 7,053,529 Ordinary Shares of the Company each ("Issued Shares”) for an aggregate amount of $7.5 million and non-registered warrants to purchase up to 7,053,529 Ordinary Shares of the Company for an amount equal to the portion of the Investment Amount remitted by each Investor, for no additional consideration.

The warrants issued to the investor are to purchase a variable number of the Company's shares, thereby representing a financial liability that is a derivative instrument. This liability is measured at fair value using standard valuation technique for this type of instrument (Monte Carlo model) on the basis of the following inputs:

	December 31
	2012	date of issuance
Observable inputs:
share price (NIS)	8.385	5.734
NIS/dollar Exchange rate	3.733	3.918

Unobservable inputs:
expected volatility	44.26%	45.5%
risk-free interest rate	1.71%	2.18%
correlation between the share price and the change
in the exchange rate	(13.99)%	(14.71)%
estimated life - if mandatory exercise will occur (years)	0.48	0.74
estimated life - if mandatory exercise will not occur (years)	2.74	3

Exercise price -  for each Warrant Share that is the lower of: (a) NIS 6.00 (approximately 1.5 USD); and (b) the average price of the Company’s share on the TASE in the 10 trading days\preceding exercise (according to the Rate of Exchange).

The Company estimate that there is a 90% probability of mandatory exercise will occur.

The issuance proceeds were recorded on the date of issuance as follows:

USD thousands
Proceeds from share options and shares issue	7,500
Issuance expenses	(202)
Proceeds, net	7,298
Amount recorded as equity	6,123

Amount recorded as liabilities	1,175

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 17 - Derivative instruments

B.	Movement in the Derivative instruments

USD thousands
Date of issuance:	1,175
Financial expenses	2,815
As of December 31, 2012	3,990

Effect of changes in share price on income statement and equity:

	fair value of Derivative instruments
Share price (NIS)	16.77	12.578	10.062	9.224	8.385	7.547	6.708
change	100%	50%	20%	10%	0%	-10%	-20%
	USD thousands
Effect of changes in
the company's share
price on income
statement and equity	(10,967)	(5,364)	(1,989)	(1,052)	-	1,030	1,879

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Taxes on Income

A.	Details regarding the tax environment of the Group

(1)	Amendments to the Income Tax Ordinance and the Land Appreciation Tax Law

(a)
On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, a gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rate in 2010 and 2011 was 25% and 24%, respectively.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

(b)
On February 4, 2010 Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was published in the Official Gazette. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter – “the Temporary Order”). On January 12, 2012 Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply also when determining the taxable income for 2010 and 2011.

(2)	Benefits under the Israeli Law for the Encouragement of Capital Investments – 1959 (hereinafter - “the Law”)

(a)
In April 2004 the Company was granted “Approved Enterprise” status in accordance with the Law with respect to a plan to construct a plant in Caesarea for the manufacture of systems for assisting and guiding complex surgical procedures. In February 2007 the aforementioned approved enterprise status was revoked at the request of the Company, and in respect of an expansion of its plant in the Caesarea industrial park it was granted “Beneficiary Enterprise” status per the definition of this term in the Law. In accordance with this status, the Company will be entitled to the tax benefits provided by the Law with respect to income of the beneficiary enterprise from productive activity. Income of the beneficiary enterprise from productive activity will be exempt from tax for two years from the year in which the Company first has taxable income, and will be subject to tax of 25% in the following 5 years, providing that 12 years have not passed from the beginning of the year of election (2005). In the event of a dividend distribution from income that is exempt from company tax, as aforementioned, the Company will be required to pay tax of 25% on that income. In July 2009 the Company submitted a request that 2008 be the year of election.

In addition, in the event of a change in the field of activity and/or business model and/or a significant reduction in production levels or in product variety, the tax ruling will become void. The Company will be controlled and managed in Israel throughout the benefit period.

(b)
On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – “the Amendment to the Law”). The Amendment to the Law was published in the Official Gazette on January 6, 2011. The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment to the Law. Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Taxes on Income (cont’d)

A.	Details regarding the tax environment of the Group (cont’d)

(2)	Benefits under the Israeli Law for the Encouragement of Capital Investments – 1959 (hereinafter - “the Law”) (cont’d)

(b)	(cont’d)

The Amendment provides that the existing tax benefit tracks were eliminated and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all of the company’s income entitled to benefits, such as: in the 2011-2012 tax years – a tax rate of 15%, in the 2013-2014 tax years – a tax rate of 12.5%, and as from the 2015 tax year –a tax rate of 12%.

The Amendment to the Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, which means that there is no change from the existing law. Furthermore, the Amendment to the Law provides relief (hereinafter – “the relief”) with respect to tax paid on a dividend received by an Israeli company from profits of an approved/ alternative/ beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice (A distribution from profits of the exempt enterprise will be subject to tax by the distributing company).

The Company meets the conditions provided in the Amendment to the Law for inclusion in the scope of the tax benefits track. The Company has not yet notified the authorities of the first date on which it wishes to be included in the scope of the law.

(3)	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an ‘industrial company’ as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, recognition of share issuance costs as an expense over three years and amortization of patents and certain other intangible property.

(4)	Taxation of the subsidiary in the USA

The tax rates applicable to the subsidiary incorporated in the USA is company tax of up to 35% plus state tax of 3% to 9.5% (according to the tax rates in the states in which the subsidiary operates). Furthermore, certain states in which the subsidiary operates have a minimum tax rate.

Israel and the USA have a double tax prevention treaty. According to the treaty, dividends and interest are subject to withholding tax of 12.5% and 17.5%, respectively.

B.	Composition of income tax (benefit) expense

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Current tax expense
Current tax	16	19	8

Deferred tax income
Changes in deferred tax asset in subsidiary	7	(87)	-

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Taxes on Income (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Loss before taxes on income	(7,041)	(7,850)	(5,765)
Primary tax rate of the Company	25%	24%	25%

Tax calculated according to the Company’s
primary tax rate	(1,760)	(1,884)	(1,441)

Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	21	4	(6)
Non-deductible expenses	257	284	200
Utilization of tax losses for which deferred
taxes were not created in prior years	(66)	(4)	(105)
Creation of deferred taxes in respect of tax losses
for which deferred taxes were not created
in prior years	(37)	(87)	-
Tax losses and benefits for which deferred
tax assets were not created	1,819	1,601	1,352
Currency differences	(213)	-	-
Other differences	2	18	8

Income tax (benefit) expense	23	(68)	8

D.	Deferred tax assets and liabilities

(1)	The Company has recognized deferred tax assets and liabilities in respect of the following items:

	December 31
	2012	2011
	USD thousands	USD thousands
Marketable securities	(65)	-
Tax losses and other temporary differences	145	87
	80	87

Deferred taxes in respect of the losses of the U.S. subsidiary were recognized, following the profitability of the U.S. subsidiary in recent years and convincing evidence that the U.S. subsidiary will experience sufficient taxable profit in the near future.

(2)	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	December 31
	2012	2011
	USD thousands	USD thousands
Deductible temporary differences, net	7,671	3,344
Tax losses	43,537	39,703

The deductible temporary differences and tax losses incurred by the Israeli company do not expire under current tax legislation in Israel.

In general, the losses of the subsidiary in the USA can be used for up to a period of 20 years according to the tax laws of its state of incorporation. The utilization of the subsidiary’s tax losses has been limited to $207,100 per year, by an “ownership change” under Section 382 of the Internal Revenue Code (the “Code”), which occurred during July 2009. An “ownership change” generally is a 50% increase in ownership over a three-year period by stockholders who directly or indirectly own at least 5 percent of the Company’s stock. The limitation applies to all tax losses existing at the time of the ownership change.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 18 - Taxes on Income (cont’d)

D.	Deferred tax assets and liabilities (cont’d)

(2)	Unrecognized deferred tax assets (cont’d)

The amount of benefits the Company may receive from the operating loss carry forwards for income tax purposes is further dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, such as additional changes in ownership the effects of which cannot be determined.

The Group did not recognize deferred tax assets in respect of these items since it is not probable that future taxable profit will be available against which they can be utilized, other than a deferred tax asset in  respect of losses of the subsidiary that will probably be utilized.

E.	Tax assessments

Tax years up to and including the year ended 2008 are considered final.

Note 19 - Commitments

A.
The Company and the subsidiary have operating lease agreements with respect to the buildings they use. The agreements will end in 2014 and 2013, respectively. The Company provided a promissory note in the amount of NIS 60 thousand (approximately USD 16 thousand)  as security for the lease.

The rent payments for buildings in Israel are linked to the CPI and for those in the USA are stated at the US dollar. The minimum annual lease payments under the agreements are as follows:

December 31, 2012
USD thousands
2013	109
2014	99
208

The lease payments amounted  in 2012 to NIS 509 thousand (approximately USD 136 thousand) (2011: NIS 497 thousand (approximately USD 130 thousand)).

B.
The Company leases motor vehicles under operating lease agreements for a period 36 months. As regards-these agreements, the Company has deposited amounts as security for the future rent payments. As at the reporting date the balance of prepaid expenses on account of the lease of motor vehicles is NIS 239 thousand (approximately USD 64 thousand) (see Note 9). The deposits are linked to the CPI and do not bear interest. The minimum annual payments according to the agreements are as follows:

December 31, 2012
USD thousands
2013	184
2014	85
2015	25
294

The lease motor vehicles payments amounted to NIS 776 thousand (approximately USD 205 thousand) in 2012 (2011: NIS 759 thousand (approximately USD 199 thousand)).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 19 - Commitments (cont’d)

C.
In February 2007 the Company signed a software development agreement with a third party (hereinafter: “the developer”). According to the agreement, the developer will provide to the Company software research and development services that are essential to the development of one of the Company’s products. In consideration of the development services, the Company will also pay royalties at the rate of 6% of the sales of the future product, which will be gradually reduced to 1% in the tenth year of selling the product. These payments will commence only after the royalty commitment will exceed the agreed amount of NIS 650 thousand (approximately USD 154 thousand).

D.
In January 2012 the Company entered into a distribution agreement with Mazor Robotics GmbH (hereinafter: “Mazor Germany”). According to the agreement, the Company will grant to Mazor Germany exclusive distribution rights in Germany, Austria and Switzerland (“the territory”) with respect to various products of the Company, and limited service also in other European countries according to the needs of the Company, and will also pay a monthly fee to support penetration cost to the territory. The monthly fee will be agreed  by both parties in advanced each calendar year. The monthly fee will be paid 3 months in advance each calendar month . The Company granted to Mazor Germany the right to use the name “Mazor”, and this right will expire on the last date of a binding agreement. The intellectual property will at all times continue to be the property of the Company. The agreement will continue until terminated by other parties within 180 days written notice. During the 180 day advance notice the company will continue to pay the monthly fee as agreed. An amount of 46 thousands Euro was agreed as the monthly fee for the year 2012.

E.
As of December 31, 2012 the company has purchase obligations in the amount of USD 1,279 thousand which mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business.

Note 20 - Revenues

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Sales of systems	8,656	4,114	2,933
Sales of consumables	1,918	954	804
Services and other	1,601	836	236

	12,175	5,904	3,973

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 21 - Segment Reporting

A.	Information about reportable segments

The Group has four reportable segments as specified in the table below.

Segment information is presented regarding the Group’s geographical segments on the basis of information that is regularly reviewed by the chief operating decision maker.

Segment profits and segment assets are not reviewed regularly by the chief operating decision maker, as most of the Company’s expenses and assets cannot be reasonably allocated and therefore are not reviewed.

Information regarding the operations of reportable segments in presented in the table below:

	For the year ended December 31, 2012
		Eastern	Western
	USA	Europe	Europe	Asia	Total
	USD thousands

Total revenues	9,474	51	632	2,018	12,175

	For the year ended December 31, 2011
		Eastern	Western
	USA	Europe	Europe	Asia	Total
	USD thousands

Total revenues	3,067	188	2,040	609	5,904

	For the year ended December 31, 2010
		Eastern	Western
	USA	Europe	Europe	Asia (*)	Total
	USD thousands

Total revenues	1,711	891	1,228	143	3,973

(*) All the revenues are from customers in Israel

B.	Entity level disclosures

The Group’s revenues from major customers:

2012			2011		2010
Segment	Customer	USD thousands	Customer	USD thousands	Customer	USD thousands
Western Europe			Customer A	1,303	Customer A	945
USA	Customer J	1,446	Customer F	629	Customer B	892
USA			Customer G	674	Customer C	488
USA			Customer H	639	Customer D	561
USA			Customer I	679	Customer E	542

Information on products and services

The Group’s revenues from external parties in respect of each category of similar products and services is presented in Note 20.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 22 - Cost of Sales

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Materials and subcontractors	1,602	971	490
Salaries, wages and related expenses	654	355	146
Depreciation and amortization*	332	334	279
Other manufacturing expenses	305	219	46

	2,893	1,879	961

*	Including amortization of intangible assets.

Note 23 - Selling and Marketing Expenses

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	5,063	3,397	2,262
Marketing fees to representatives overseas	585	880	949
Advertising, demonstrations and exhibitions	1,006	815	252
Foreign travel	1,133	766	450
Consultation	227	580	275
Depreciation	91	41	48
Other selling and marketing expenses	782	511	356

	8,887	6,990	4,592

Note 24 - General and Administrative Expenses

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Salaries, wages and related expenses	1,042	976	840
Professional services	580	423	314
Depreciation	52	33	30
Other general and administrative expenses	171	207	240

	1,845	1,639	1,424

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 25 - Research and Development Expenses, Net

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Raw materials and subcontractors	953	1,370	1,340
Salaries, wages and related expenses	1,412	1,278	1,050
Depreciation	69	43	22
Patent registration expenses	125	143	102
Other research and development expenses	201	242	130

Total research and development expenses	2,760	3,076	2,644
Less – capitalization of development costs**	-	-	(281)
Less – participation of the European Union in expenses*	-	(14)	-
Less – participation of the Chief Scientist in expenses	-	-	(71)

	2,760	3,062	2,292

*	Grants received from European Union do not carry a commitment to refund or royalties.

**	As mentioned in Note 11, as of July 2008 the Group began capitalizing development costs relating to one of its products in accordance with IAS 38. Composition of the capitalized development costs:

Note 26 - Financing Income and Expenses

	For the year ended December 31
	2012	2011	2010
	USD thousands	USD thousands	USD thousands
Interest income on bank deposits	11	27	72
Interest income and net change in fair value of
financial assets held-for-trading	543	584	519
Net income from change in exchange rates	371	153	-

Financing income recognized in profit or loss	925	764	591

Net expenses from change in exchange rates	-	-	(253)
Financing expenses on liabilities to the Chief Scientist	(178)	(147)	(79)
Effective interest on convertible debentures	(681)	(697)	(593)
Change in fair value of derivative liability on account
of warrants	(2,815)	-	-
Other financing expenses	(82)	(104)	(135)

Financing expenses recognized in profit or loss	(3,756)	(948)	(1,060)

Net financing expenses recognized in profit or loss	(2,831)	(184)	(469)

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 27 - Related Parties

A.	Key management personnel compensation (including directors)

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers (such as a car, medical insurance, etc.), and contributes to post-employment plans on their behalf. Executive officers also participate in the Company’s share option program (see Note 29 regarding share-based payments).

Compensation to key management personnel (including director) that are employed by the Group:

	For the year ended December 31
	2012		2011		2010
	Number	USD	Number of	USD	Number	USD
	of people	thousands	people	thousands	of people	thousands
Short-term employee
benefits	6	1,945	5	1,182	5	1,308
Share-based payments	6	311	5	305	5	296
		2,256		1,487		1,604

Compensation to directors:

	For the year ended December 31
	2012		2011		2010
	Number	USD	Number of	USD	Number	USD
	of people	Thousands	people	thousands	of people	thousands
Total compensation
to directors employed
by the Company*	1	116	1	121	2	* 227
Compensation to
independent directors**	3	*** 67	3	55	3	** 68

*	Including share-based payments in the amount of NIS 47 thousand (approximately USD 13 thousand) in 2010.
**	Including share-based payments in the amount of NIS 94 thousand (approximately USD 25 thousand) in 2010.
***	Including share-based payments in the amount of NIS 13 thousand (approximately USD 3 thousand) in 2012.

B.	Engagements between the Company and related parties

(1)
On August 15, 2010 the Company’s general meeting approved that as from August 2010 the CEO would relocate to the USA in the framework of his position as the CEO of Mazor USA. The engagement with the CEO in the capacity of CEO of Mazor USA will be in effect until August 2013 and can be extended at the parties’ mutual consent. Notwithstanding the aforementioned, engagement of the CEO as the CEO of Mazor USA can be terminated at any time and for any reason (other than in the event of breach of trust) by the CEO or Mazor USA at an advance notice of 60 days.

The annual salary of the CEO in his capacity as the CEO of Mazor USA will be USD 150 thousand and reimbursement of expenses in the amount of US$ 8.3 thousand per month. The  CEO will also be entitled to an annual bonus in the amount of up to USD 120 thousand based on the achievement of targets that will be defined by the parties and be approved each year by the Company’s Board of Directors (the “targets plan”). After the receipt of an annual bonus, and subject to compliance with the targets plan, for as long as the CEO is entitled to an annual bonus according to the targets plan, any amount in excess of USD 80 thousand will be granted to the CEO by means of options in the Company of up to USD 40 thousand, so that the CEO will be entitled to a maximum annual bonus of USD 80 thousand in cash and USD 40 thousand in options (see Note 29C hereunder regarding options that were granted to the CEO as part of the annual bonus for 2010). In the event of the CEO ceasing to work as the CEO of Mazor USA (other than in the event of breach of trust), the CEO will be entitled to the compensation described above for an additional period of four months from the date that he is no longer employed as the CEO of Mazor USA unless he had commenced working in another subsidiary or subsidiaries.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 27 - Related Parties (cont’d)

B.	Engagements between the Company and related parties (cont’d)

On March 31, 2013, the Company’s shareholders approved an amendment to the employment terms with the CEO, based on the compensation committee and the board of directors recommendation, in connection with the relocation of CEO back to Israel, as follows: (1) the CEO salary, effective January 1, 2013, has been updated to NIS 65 thousands ($17 thousands) per month, (2) a target bonus for 2013 that will be equivalent to seven months’ base salary, out of which up to six base salary will be paid in cash and one month base salary will be paid in options in a value based on Black and Scholes model. The CEO is entitled to an allocation to a manager's insurance policy equivalent to 13.33% of his gross monthly salary and 7.5% of his gross monthly salary for a study fund. 5% of his gross monthly salary is deducted for the manager's insurance policy and 2.5% is deducted for the study fund. The CEO is also entitled to reimbursement for vehicle maintenance costs and reasonable expenses. Upon termination of the CEO’s employment (other than in the event of breach of trust), the CEO will be entitled a readjustment payment equal to four months’ base salary from the date that he is no longer employed.

(2)
On June 28, 2009 the Company’s general meeting decided to approve a private offer pursuant to which the Company will grant to the CEO 79,861 non-marketable options that are exercisable into 79,861 ordinary shares of the Company with a par value of NIS 0.01 par value. The exercise price of the options is NIS 6.26 for each underlying share, and their vesting period is 48 months with one quarter of the options vesting on February 17, 2011 and the remaining options vesting over a period of two years, 9.375% of the options each quarter. On July 9, 2009 the Tel Aviv Stock Exchange approved the listing of the shares with respect to the aforementioned grant. The fair value of the options that were granted to the CEO is NIS 498 thousand (approximately USD 132 thousand) and is measured according to the binomial model (see Note 29).See also note 29(c) in respect of additional share-based compensation to the CEO during the period.

The CEO had also received options to purchase 227,645 ordinary shares at an exercise price of NIS 0.01 per share, which were exercised in June 2009 (see Note 28C(3)), and options to purchase 227,645 ordinary shares at an exercise price of USD 2.18 per share that have not yet been exercised.

(3)
As from October 2007 the Company’s Chairman of the Board (hereinafter – the Chairman) provides management services for a monthly payment of NIS 30 thousand (approximately USD 7.8 thousand). He is also entitled to social benefits comprised of paid vacation, recreation allowance and severance pay as provided by law. In addition, the Chairman was granted options to purchase shares of the Company at an exercise price of NIS 12.40 (approximately USD 3.3) per each underlying share.

On November 21, 2010 the general meeting approved adjusting the monthly payment of the Chairman to NIS 35 thousand (approximately USD 9.86 thousand).

(4)
On November 22, 2007 the Company approved letters of appointment for two external directors who were appointed by the Company’s general meeting of shareholders on November 27, 2007 and were approved by the Company’s Audit Committee, Board of Directors and general meeting in December 2007 and January 2008, respectively, pursuant to which they would be paid fixed annual compensation as provided in the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Director) – 2000 (“the compensation regulations”).

In addition, each external director was granted options to purchase 40,000 ordinary shares of the Company at an exercise price of NIS 12.40 (approximately USD 3.30) per each underlying share.

On November 21, 2010 the Company’s general meeting of shareholders approved the reappointment of the external directors for an additional period of three years (from November 27, 2010 to November 26, 2013).

(5)
On August 15, 2010 the Company’s general meeting of shareholders approved and ratified an annual participation compensation of NIS 32 thousand (approximately USD 8.3 thousand) and a per meeting participation compensation of NIS 1.6 thousand (approximately USD 0.4 thousand) for a director of the Company, effective as of January 1, 2010.

(6)	On December 4, 2012 the Company’s general meeting of shareholders approved additional share based compensation to one of the external directors - see Note 29(c).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 28 - Capital and Reserves

A.	Share capital

	December 31
	Ordinary shares
	2012	2011
	Thousands of shares of
	NIS 0.01 par value
Issued and paid-in share capital as at January 1	22,178	19,733
Issued for cash during the period	7,053	2,421
Exercise of share options during the period	4	24

Issued and paid-in share capital as at December 31	29,235	22,178
Authorized share capital	75,000	75,000

The holders of ordinary shares are entitled to receive dividends as declared periodically and are entitled to one vote per share at general meetings of the Company.

B.	Share Options

	December 31
	Number of options
	2012	2011
	Thousands of options of
	NIS 0.01 par value
Number of outstanding options as at January 1	1,734	7,535
Issued during the period*	7,053	968
Exercised during the period	-	(15)
Expired during the period	(765)	(6,754)

Number of outstanding options as at December 31	8,022	1,734

*           See C(6) hereunder.

 For additional information regarding options to employees see note 29D.

C.	Issuances of share capital

(1)	Public issuance in 2007

On August 14, 2007 the Company issued a prospectus in TASE for the issuance of 3,350,000 ordinary shares of the Company with a par value of NIS 0.01 and 2,512,500 options (Series 1) that are exercisable from the date they are listed for trading until August 30, 2009 into 2,512,500 ordinary shares with a par value of NIS 0.01, such that each option (Series 1) can be exercised into one ordinary share of the Company with a par value of NIS 0.01 (subject to adjustments – as specified in the prospectus), at an exercise price of NIS 12 (approximately USD 2.80) payable in cash. Options that were not exercised by August  30, 2009 expired and the option holder does not have any right in respect of the Company.

In the framework of the prospectus 2,512,500 options (Series 2) were also issued out of a series of 2,812,500 options (Series 2) and are exercisable from the date that they are listed for trading until August 25, 2011 into 2,512,500 ordinary shares with a par value of NIS 0.01, such that each option (Series 2) can be exercised into one ordinary share of the Company with a par value of NIS 0.01 (subject to adjustments – as specified in the prospectus), at an exercise price of NIS 14 (approximately USD 3.30) payable in cash. Options that were not exercised by August  25, 2011 expired and the option holder does not have any right in respect of the Company.

In the framework of the Company’s obligation to the underwriters and in accordance with the underwriting agreement, the Company allotted to the lead managers of the underwriting consortium 300,000 options (Series 2) at no cost, according to the terms of the options (Series 2) that were allotted pursuant to the prospectus from August 2007.

The Company received net proceeds of USD 8,427 thousand (net of issuance expenses of USD 930 thousand) from the issuance of the shares, options (Series 1) and options (Series 2).

In 2011, 5,578 options (Series 2) were exercised into 5,578 ordinary shares with a par value of NIS 0.01 for a consideration of USD 20.6 thousand The remaining unexercised 2,806,922 options expired on August 25, 2011.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 28 - Capital and Reserves (cont’d)

C.	Issuances of share capital (cont’d)

(2)	Private placement in 2008

A private placement, within its meaning in Regulation 1 of the Private Placement Regulations, was executed on January 24, 2008 as follows:

An amount of 1,190,476 registered ordinary shares with a par value of NIS 0.01 and 595,238 options that will not be listed for trading and are exercisable into 595,238 ordinary shares with a par value of NIS 0.01 any business day from the date of their issuance for a period of 48 months at an exercise price of NIS 13 (approximately USD 3.53) per option. The shares were allotted at the price of NIS 10.50 (approximately USD 2.85) per share and the options were allotted at no cost, such that in respect of each two offered shares each offeree also received one option.

The Company received proceeds of USD 3,269 thousand (net of issuance expenses of USD 130 thousand) from the aforesaid issuance.

On January 24, 2012 - 595,238 options from this grant expired.

(3)	Exercise of options by the CEO

On June 24, 2009 the Company’s CEO exercised 227,645 non-marketable options of the Company into 227,645 ordinary shares of the Company with a par value of NIS 0.01, for the payment of an exercise price of NIS 0.01 per option. In addition, in November a senior employee exercised 16,500 options in November 2009 at the price of NIS 6 thousand (approximately USD 2 thousand) for all of the exercised options.

(4)	Shelf registration

•
According to the shelf registration prospectus that the Company issued on August 26, 2009 the Company issued a shelf registration offer for ordinary shares and marketable options on October 22, 2009. On the basis of the issuance results at that date, the Company issued to the public 5,263,800 registered ordinary shares with a par value of NIS 0.01 as well as 3,947,850 options that are exercisable until August 25, 2011 into 3,947,850 ordinary shares with a par value of NIS 0.01. The gross issuance proceeds amounted to USD 12,615 thousand. Issuance expenses amounted to USD 1,081 thousand, not including options to two of the distributors as described in the next paragraph.

On August 25, 2011, 3,947,850 unexercised options expired.

•
On November 1, 2009 the Tel Aviv Stock Exchange approved allotting to two distributors as aforementioned 210,552 non-marketable options that are exercisable into 210,552 ordinary shares with a par value of NIS 0.01 at an exercise price of NIS 9.1 (approximately USD 1.58 thousand) for each underlying share (105,276 options to each one of the distributors). The options will be exercisable, fully or partly, on any business day for a period of three years from the day of their allotment. The Company assessed the fair value of the aforesaid options at USD 198 thousand on the basis of the Black & Scholes model. The award was accounted for in accordance with IFRS 2.

In 2010 and 2011 the underwriters exercised 30,000 options and 10,000 options into 30,000 and 10,000 ordinary shares of the Company for a consideration of USD 70 thousand and USD 23.8 thousand, respectively.

On November 2012 170,552 options from this grant expired.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 28 - Capital and Reserves (cont’d)

C.	Issuances of share capital (cont’d)

(5)	Private placement - 2011

In accordance with a decision of the Company’s Board of Directors from February 21, 2011 and investment agreements that were signed on February 23, 2011, the Company decided to allot to the investors (as defined hereunder) 2,421,053 ordinary shares of the Company with a par value of NIS 0.01 and 968,241 non-marketable options that will not be listed for trading and are exercisable into 968,241 ordinary shares of the Company (“the allotted share” and “the options”, respectively, and together - “the offered securities”) for a total consideration of USD 6,386 thousand as detailed hereunder:

(1)
The Company will allot to The Phoenix Insurance Company Ltd., for itself and for other companies of the Phoenix Group (together “Phoenix”), on the basis of an internal distribution agreed to by the parties, 2,000,000 ordinary shares of the Company with a par value of NIS 0.01, and 800,000 non-marketable options that will not be listed for trading and are exercisable into 800,000 ordinary shares of the Company with a par value of NIS 0.01 over a period of five years from the date of their allotment at an exercise price of NIS 14 (approximately USD 3.88)  per option.

(2)
The Company will allot to Leader Issuances (1993) Ltd. 421,053 ordinary shares of the Company with a par value of NIS 0.01, and 168,421 non-marketable options that will not be listed for trading and are exercisable into 168,421 ordinary shares of the Company with a par value of NIS 0.01 over a period of five years from the date of closing at an exercise price of NIS 14 (approximately USD 3.88) per each option.

According to the binomial model, on the grant date the fair value of each one of the options is USD 1.02 and the fair value of all the option allotted to the offerees is USD 995 thousand.

The Company split the overall consideration from the issuance pro rata to the fair value of the equity instruments that were issued so that an amount of USD 825 thousand was recognized as proceeds from options and an amount of USD 5,561 thousand was included in share capital and premium.

(6)	Private placement - 2012

On August 8, 2012, the Company signed an agreement with Oracle Partners, L.P. and Oracle Institutional Partners, L.P., both of which are managed by Oracle Investment Management Inc. (collectively, “Oracle”), and other investors (together: "Investors”), pursuant to which the Investors initially invested a total amount of US$ 7.5 million, and agreed that, upon the fulfillment of certain conditions as specified in the Oracle Agreement, they will invest an additional amount of up to $7.5 million. In connection with the Oracle Agreement the Company issued to all the Investors together an aggregate of 7,053,529 Ordinary Shares of the Company each ("Issued Shares”) for an aggregate amount of $7.5 million, or the Invested Amount, reflecting a price per Issued Share of NIS 4.25 (approximately 1.06 USD) (based on the exchange rate of August 8, 2012, of NIS 3.997 to $1, or the Rate of Exchange). In addition, the Company issued to the Investors for no additional consideration, non-registered warrants to purchase up to 7,053,529 Ordinary Shares of the Company for an amount equal to the portion of the Investment Amount remitted by each Investor (the "Warrants” and the “Warrant Shares”, respectively), and in total from all the Investors, Warrant Shares for an aggregate exercise price of up to US$ 7.5 million, calculated pursuant to the Rate of Exchange (the “Total Warrant Consideration”). The Warrants are exercisable for a period of 36 months from September 27, 2012 (“The Closing Date”) in consideration for payment of an exercise price for each Warrant Share that is the lower of: (a) NIS 6.00 (approximately 1.5 USD); and (b) the average price of the Company’s share on the TASE in the 10 trading days preceding exercise (according to the Rate of Exchange) ("Determining Average Price”). Notwithstanding the foregoing, if the Determining Average Price is lower than NIS 4.25 (approximately 1.06 USD)  (the "Low Price”), each Investor will be entitled to exercise only up to 50% of its portion of the Total Warrant Consideration at such Low Price (and any exercise with respect the balance of the Warrant shall be at an Exercise Price of NIS 6.00(approximately 1.5 USD)).

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 28 - Capital and Reserves (cont’d)

C.	Issuances of share capital (cont’d)

(6)	Private placement - 2012 (cont’d)

The Company undertook to make best commercial efforts to implement a Level 2 American Depository Receipt ("ADR") program (the “ADR Program”) including the listing of American Depositary Shares representing Ordinary Shares of the Company on The NASDAQ Capital Market or The New York Stock Exchange (NYSE) within two hundred and forty (240) days after the Closing Date. The Issued Shares and the Warrant Shares shall be converted into American Depositary Shares, at the Company’s expense, immediately following the completion of the implementation of the ADR Program, the completion of the US Exchange listing and the exercise of the Warrants in connection therewith, including, for the avoidance of doubt, any Partial Exercise.

In the event that within one year from the Closing Date, (i) the Issued Shares and Warrant Shares are released from lock-up by publication of a Lock-up Release Prospectus (other than with respect to the Locked-up Investors) and; (ii) the Company has completed the implementation of the ADR Program described above (collectively: the “Conditions Precedent for a Mandatory Exercise”), then within 30 days from the date of the Company’s notice that it had fulfilled the Conditions Precedent for a Mandatory Exercise, the Company will be entitled, at its discretion, to compel all the Investors to exercise the Warrants at a price that is the lower of: (a) NIS 6.00 (1.5 USD); and (b) the Determining Average Price in the ten trading days preceding the implementation of the ADR program (in this Paragraph only: the "Determining Average Price”).

Notwithstanding the aforementioned, if such Determining Average Price is lower than NIS 4.25 (approximately 1.06 USD), the Company will have the right to compel each Investor to exercise 50% of its portion of the Total Warrant Consideration at such price ("Partial Exercise"). In the event that the Determining Average Price equals or exceeds NIS 6.00 (approximately 1.5 USD) per share at any time following such Partial Exercise, the Warrant Holder shall be compelled to exercise the balance of the Warrant issued to it, up to its remaining portion of the Total Warrant Consideration, at an Exercise Price of NIS 6.00 (approximately 1.5 USD) per share within 30 days after the receipt of the Company’s notice in respect of such exercise.

In any case of a mandatory exercise as described above, the amount of each Investor’s investment under the Warrant will not exceed its portion in the Total Warrant Consideration.

As of September 27, 2012, the first stage of the Investment Agreement was completed and 7,053,529 Issued Shares and Warrants exercisable into up to 7,053,529 Warrants were issued thereunder  and the Investors remitted the Investment amount to the Company's bank account.

The gross consideration amounted to approximately USD 7,500 thousand (USD 7,298 thousand - net of issue expenses in the amount of USD 202 thousand). The consideration was allocated to a liability component in respect of options into variable number of Company's shares and the balance was allocated to an equity component. The fair value of the liability component totaled USD 1,208 thousand. Issue expenses were allocated to the liability and equity components proportionately. The amount attributed to the liability component was recognized directly in finance expenses and the amount attributed to the equity component was deducted from equity.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 29 - Share-Based Payments

A.	Grant of share options to employees and directors of the Company

The Company regularly compensates its employees, directors and members of the advisory committee by means of options to purchase shares of the Company. As at December 31, 2012 the Company  has granted options to purchase 4,413,506 ordinary shares of the Company with a par value of NIS 0.01. All of the grants are equity grants.

As at that date, options to purchase 1,826,848 ordinary shares are exercisable.

B.	As of December 31, 2012, the Company has 2 stock option plans for employees, directory, consultants and other service providers of the company and the subsidiary.

On May 30, 2011 the Company’s Board of Directors approved granting options of the Company to employees, directors, consultants and other service providers of the Company and the subsidiary (“2011 option plan”). The Company will be able to grant up to 2,191,632 options at any time throughout a period of 10 years from the date of approval of the plan according to the terms of the plan.

As of December 31, 2012, there are 199,452 additional options available for grant under the 2011 Share Option Plan.

C.	The fair value of the options granted by the Company is based on an option pricing model.

The table below summarizes the grant terms and the parameters that were used to determine the fair value of the benefit:

								Share price
				Contractual				that served	Total
			Vesting	life of the			Average	as a basis	fair value of
Grant date		Number of	period	options	Interest	Expected	exercise	for pricing	the benefit on
DD/MM/YEAR	Offerees	instruments*	(Years)	(Years)	rate	volatility	price*	the option*	the grant date
					%	%	USD	USD	USD thousands
19/7/2009	Employees	399,879	2-4	10	1.3-7	62-63	1.65	2.6	533
9/7/2009	CEO	79,861	2-4	10	2-7.2	62-63	1.65	2.4	132
15/2/2010	Officers	120,000	2-4	10	2-7.2	62-65	2.34	2.38	154
22/3/2010	Employees	39,000	2-4	10	2-7.2	60-63	2.86	3.13	49
17/5/2010	Consultants	26,200	2-4	10	2-7.2	60-64	3.06	2.8	52
25/11/2010	Consultants	361,000	2-4	10	2.2-6.4	44-64	2.92	2.68	520
21/11/2010	Consultants	35,000	2	7	2.2-6.4	48.18	2.54	2.54	52
20/12/2010	Officers	200,000	2-4	7	2.3-6	47.63	2.54	2.54	261
23/3/2011	Employees	35,000	2-4	7	3.2-6.3	46.63	2.54	2.54	51
23/3/2011	CEO	12,480	2-4	7	3.2-6.3	46.63	2.54	2.54	16
20/6/2011	Employees	57,500	2-4	7	3.2-6.3	46.63	2.54	2.54	83
1/7/2012	Consultants	5,000	2	7	1.8-5.8	47.23	1.04	1.04	3
1/7/2012	Employees	480,000	1-3	7	1.8-5.8	47.23	1.39	1.04	223
5/8/2012	Officers	320,000	1-3	7	1.8-5.8	47.33	1.16	1.13	173
4/12/2012	CEO	150,000	1-3	7	1.8-5.8	47.33	1.15	2.19	200
4/12/2012	Director	40,000	1-3	7	1.8-5.8	47.33	1.15	2.19	53
11/12/2012	Employees	255,000	1-3	7	1.8-5.8	47.27	2.24	2.33	263
11/12/2012	Officers	20,000	1-3	7	1.8-5.8	47.27	2.24	2.33	23

*	The exercise price and share price are denominated in NIS .

Expected volatility is estimated by considering historic share price volatility of the Company and companies engaged in activities like those of the Company. The expected term of the option is determined on the basis of management’s estimate of the period that the employees will hold the option with consideration of their position with the Company and the Company’s past experience. The risk-free interest rate was determined on the basis of non-interest bearing shekel-denominated Government debentures with a remaining life equal to the expected term of the options.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 29 - Share-Based Payments (cont’d)

D.	The number and weighted average exercise prices of share options are as follows:

	Weighted				Weighted
	average		Weighted		average
	exercise	Number of	average	Number of	exercise	Number of
	price*	options	exercise price*	options	price*	options
	2012	2012	2011	2011	2010	2010
	US dollars		US dollars		US dollars

Balance at January 1	2.35	2,399,958	2.03	2,153,226	2.63	1,658,026
Forfeited during the year	1.94	(38,300)	2.54	(84,448)	1.9	(51,000)
Exercised during the year	0.91	(3,850)	0.76	(8,800)	-	-
Granted during the year	1.40	1,270,000	2.54	339,980	2.78	546,200

Outstanding at
December 31	2.06	3,627,808	2.35	2,399,958	2.03	2,153,226

Exercisable at
December 31	2.37	1,826,848	2.32	1,321,609	2.62	1,140,786

*	The exercise price is denominated in NIS .

With respect to options granted to related parties, see Note 27 on related and interested parties.

Note 30 - Loss Per Share

A.	Basic loss per share

The calculation of basic loss per share as at December 31, 2012 was based on the loss attributable to ordinary shareholders divided by a weighted average number of ordinary shares outstanding calculated as follows:

B.	Loss attributable to ordinary shareholders

	For the year ended December 31
	2012	2011	2010
	Continuing	Continuing	Continuing
	operations	operations	operations
	USD thousands	USD thousands	USD thousands
Loss for the year	7,064	7,782	5,773

C.	Weighted average number of ordinary shares

	For the year ended December 31
	2012	2011	2010
	Continuing	Continuing	Continuing
	operations	operations	operations
	thousands	thousands	thousands
Balance as at January 1	22,178	19,733	19,702
Effect of shares issued during the year	1,833	2,082	15
Weighted average number of ordinary shares
used to calculate basic loss per share	24,011	21,815	19,717

D.	Diluted loss per share

The Company did not present information on the diluted loss per share because of the anti-dilutive effect of convertible securities, options and share based compensation.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 31 - Financial Risk Management

A.	Overview

The Group has exposure to the following risks from its use of financial instruments:

—           Credit risk
—           Liquidity risk
—           Market risk (including currency, interest and other market price risks)

B.	Risk management framework

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Board of Directors is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

C.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade and other receivables, as well as from investment in marketable securities.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate have only a small effect on the credit risk.

The Group establishes a provision for doubtful debts that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this provision are specific loss components that relate to individually significant exposures.

Investments

The Group limits its exposure to credit risk by investing only in bank deposits and debentures and only with counterparties that have a credit rating of at least A+ according to the rating accepted in Israel. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 31 - Financial Risk Management (cont’d)

D.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations when due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

The biotechnology industry in which the Company operates is characterized by high competition and high business risks as a result of frequent technological changes. Penetration of the market requires investing substantial financial resources and continuous development. The Company’s future success depends on a number of matters including the quality of the product, its price, receipt of regulatory approvals and the creation of a relative advantage over competitors, as well as obtaining the financial resources required for marketing the products and launching them in the market.

E.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Group is exposed to currency risk arising primarily from exposure to NIS given that the marketable securities are denominated in NIS, and that significant portion of the expenses respect of consultants, contractors and Israel salary expenses denominated in NIS. .In respect of other monetary assets and liabilities denominated in currency other than the company’s functional currency , the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Interest rate risk

The Group is exposed to changes in interest rates, primarily possible changes in the risk-free market interest rate which may have an effect on the fair value of the Group’s investment in securities.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 32 - Financial Instruments

A.	Credit risk

(1)	Exposure to credit risk

The maximum exposure to credit risk for cash and cash equivalents, deposits, short-term investments and trade receivables at the reporting date by type of counterparty was:

	December 31
	2012	2011
	Carrying	Carrying
	amount	Amount
	USD thousands
CPI-linked government debentures	1,564	4,241
Government debentures	2,013	6,166
CPI-linked corporate debentures	507	1,495
USD-linked corporate debentures	-	466
Corporate debentures	72	228
Deposits in NIS - held at banks	-	1,859
Trade receivables	1,147	1,356
Cash and cash equivalents	12,797	1,655

	18,100	17,466

The Maximum exposure to credit risk for trade receivables at the reporting date by geographic region was as follows:

	December 31
	2012	2011
	USD thousands
Israel	60	38
United States	800	717
Eastern Europe	-	578
Western Europe	25	23
Asia	262	-

	1,147	1,356

(2)	Aging of debts and impairment losses

The aging of trade receivables at the reporting date was:

	December 31
	2012		2011
	Gross	Impairment	Gross	Impairment
	USD thousands		USD thousands
Not past due	1,041	-	1,331	-
Past due 0-30 days	106	-	25	-
Past due more than 121 days	2	(2)	2	(2)
	1,149	(2)	1,358	(2)

The movement in the provision for impairment in respect of trade receivables and other receivables was as follows:

	December 31
	2012	2011	2010
	USD thousands
Balance as at January 1	(2)	(2)	(6)
Impairment loss recognized	-	-	4
Balance as at December 31	(2)	(2)	(2)

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 32 - Financial Instruments (cont’d)

B.	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2012
	Carrying	Contractual	Up to 6	6-12	1-2
	amount	cash flow	months	months	years
	USD thousands
Non-derivative financial
Liabilities
Trade payables	1,318	1,318	1,318	-	-
Other accounts payable	1,599	1,599	1,599	-	-
Liability to OCS	832	940	239	333	368

Total	3,749	3,857	3,156	333	368

	December 31, 2011
	Carrying	Contractual	Up to 6	6-12	1-2	2-5
	amount	cash flow	months	months	years	years
	USD thousands
Non-derivative financial
Liabilities
Trade payables	996	996	996	-	-	-
Other accounts payable	965	965	965	-	-	-
Convertible debentures*	3,496	4,142	-	4,142	-	-
Liability to OCS	944	1,233	125	235	369	504

Total	6,401	7,336	2,086	4,377	369	504

*           Including accrued interest

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 32 - Financial Instruments (cont’d)

C.	Linkage and foreign currency risks

The exposure to linkage and foreign currency risk

The Group’s exposure to linkage and foreign currency risk was as follows based on notional amounts:

	December 31, 2012
	Israeli currency		Foreign currency		Non-
	Unlinked CPI	Linked CPI	US dollar	Euro	monetary	Total
	USD thousands
CURRENT ASSETS
Cash and cash equivalents	338	-	11,980	479	-	12,797
Deposits	-	-	-	-	-	-
Investments in marketable securities	2,085	2,071	-	-	-	4,156
Trade receivables	49	-	1,088	10	-	1,147
Other accounts receivable	203	-	-	-	477	680
Inventory	-	-	-	-	1,257	1,257

Total current assets	2,675	2,071	13,068	489	1,734	20,037

Prepaid lease fees	-	64	-	-	-	64
Deferred tax assets, net	-	-	-	-	80	80
Property and equipment, net	-	-	-	-	766	766
Intangible assets, net	-	-	-	-	387	387

Total non-current assets	2,675	2,135	13,068	489	2,967	21,334

CURRENT LIABILITIES
Trade payables	792	-	455	71	-	1,318
Other accounts payable	756	-	1,374	-	576	2,706

Total current liabilities	1,548	-	1,829	71	576	4,024

Employee benefits	-	-	-	-	199	199
Derivative liabilities on account
of warrants	3,990	-	-	-	-	3,990
Liabilities to the OCS	-	-	301	-	-	301

Total liabilities	5,538	-	2,130	71	775	8,514

Total balance, net	(2,863)	2,135	10,938	418	2,192	12,820

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 32 - Financial Instruments (cont’d)

C.	Linkage and foreign currency risks (cont’d)

	December 31, 2011
	Israeli currency		Foreign currency		Non-
	Unlinked CPI	Linked CPI	US dollar	Euro	Monetary	Total
	USD thousands
CURRENT ASSETS
Cash and cash equivalents	460	-	1,154	41	-	1,655
Deposits	1,859	-	-	-	-	1,859
Investments in marketable securities	6,394	5,736	466	-	-	12,596
Trade receivables	38	-	717	601	-	1,356
Other accounts receivable	182	-	-	-	86	268
Inventory	-	-	-	-	1,326	1,326

Total current assets	8,933	5,736	2,337	642	1,412	19,060

Prepaid lease fees	-	55	-	-	-	55
Deferred tax assets, net	-	-	-	-	87	87
Property and equipment, net	-	-	-	-	523	523
Intangible assets, net	-	-	-	-	699	699

Total non-current assets	8,933	5,791	2,337	642	2,721	20,424

CURRENT LIABILITIES
Trade payables	738	-	212	46	-	996
Other accounts payable	482	-	1,001	-	350	1,833
Convertible debentures	3,495	-	-	-	-	3,495

Total current liabilities	4,715	-	1,213	46	350	6,324

Employee benefits	-	-	-	-	190	190
Liabilities to the OCS	-	-	426	-	-	426

Total liabilities	4,715	-	1,639	46	540	6,940

Total balance, net	4,218	5,791	698	596	2,181	13,484

Information regarding the CPI and significant exchange rates:

	For the year ended			For the year ended
	2012	2011	2010	2012	2011	2010
	% of change			Spot price at the reporting date
1 NIS	2.3	(7.1)	6.4	0.2679	0.2617	0.2818
1 euro	2	(3.2)	(7.4)	1.3183	1.2923	1.3350
CPI in points	1.6	2.1	2.7	112.14	110.3	108

*	According to an average basis of 2008=100.

Mazor Robotics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2012

Note 32 - Financial Instruments (cont’d)

D.	Interest rate risk

(1)	Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	December 31
	2012	2011
	Carrying	Carrying
	amount	amount
	USD thousands	USD thousands
Fixed rate instruments
CPI-linked government debentures	1,564	4,241
Government debentures	2,013	6,166
CPI-linked corporate debentures	507	1,495
USD-linked corporate debentures	-	466
Unlinked corporate debentures	72	228
Convertible debentures	-	(3,495)
	4,156	9,101

Variable rate instruments
NIS deposits	-	1,859
Liability to the OCS	(832)	(945)
	(832)	914

E.	Fair value

Fair value hierarchy

1.
As of December 31, 2012 the marketable securities in the amount of USD 4,156 thousand held for trading are presented at fair value through profit or loss. The fair value is determined on the basis of quoted prices (unadjusted) in active markets for identical instruments (level 1).

2.
As of December 31, 2012 the financial liability that is a derivative instrument in the amount of USD 3,990  thousand presented at fair value (level 3). For more details regarding the fair value calculation and sensitivity analysis see Note 17.

Note 33 - Group Entities

Subsidiaries

			Loans the
		The Company’s	Company	Total
	Country of	ownership	granted to the	investment in
	incorporation	interest	subsidiary	the subsidiary
			USD thousands	USD thousands
2012
Mazor Robotics Inc.	USA	100%	6,806	(2,708)

2011
Mazor Robotics Inc.	USA	100%	3,430	(2,244)

MAZOR ROBOTICS LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2013

UNAUDITED

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Unaudited Condensed Interim Consolidated Statements of Financial Position

	March 31,	December 31,
	2013	20121)
	Unaudited
	USD in thousands
ASSETS

Cash and cash equivalents	13,744	12,797
Investments in marketable securities	1,370	4,156
Trade receivables	3,261	1,147
Other accounts receivable	928	680
Inventory	1,244	1,257

Total current assets	20,547	20,037

Prepaid lease fees	69	64
Deferred tax assets, net	91	80
Property and equipment, net	776	766
Intangible assets, net	314	387

Total non-current assets	1,250	1,297

Total assets	21,797	21,334

1)	The December 31, 2012 consolidated statements of financial position have been derived from the audited consolidated financial statements as of and for the year ended December 31, 2012.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Unaudited Condensed Interim Consolidated Statements of Financial Position

	March 31,	December 31,
	2013	2012 1)
	Unaudited
	USD in thousands
LIABILITIES

Trade payables	1,381	1,318
Other accounts payable	3,791	2,706

Total current liabilities	5,172	4,024

Employee benefits	304	199
Liabilities to the OCS	-	301
Derivative liability on account of warrants	13,897	3,990

Total non-current liabilities	14,201	4,490

Total liabilities	19,373	8,514

EQUITY

Share capital	73	73
Share premium	58,942	58,910
Amounts allocated to share options	554	554
Capital reserve for share-based payment transactions	3,334	3,170
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(62,598)	(52,006)

Total equity	2,424	12,820

Total liabilities and equity	21,797	21,334

1)	The December 31, 2012 consolidated statements of financial position have been derived from the audited consolidated financial statements as of and for the year ended December 31, 2012.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Date of approval of the financial statements: August 1, 2013

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Unaudited Condensed Interim Consolidated Comprehensive Income Statement

	Three months ended March 31,
	2013	2012
	Unaudited
	USD in thousands (except per share data)

Revenues	4,906	2,443
Cost of sales	950	601

Gross profit	3,956	1,842

Research and development expenses, net	928	599
Selling and marketing expenses	3,109	1,910
General and administrative expenses	575	446

Operating loss	(656)	(1,113)

Finance income	55	152
Expenses due to change in fair value of
derivative liability on account of warrants	(9,907)	-
Finance expenses	(46)	(290)

Finance expenses, net	(9,898)	(138)

Loss before taxes on income	(10,554)	(1,251)
Tax on income	38	2

Loss for the period	(10,592)	(1,253)

Other comprehensive income (loss) that after initial recognition in comprehensive income will not be transferred to profit or loss
Foreign currency translation differences	-	371

Total comprehensive loss for the period	(10,592)	(882)

Loss per share:
Basic and diluted loss per share (in USD)	(0.36)	(0.06)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

					Capital
				Amounts	reserve for	Foreign
			Amounts	allocated to	share-based	currency
	Share	Share	allocated	conversion	payment	translation	Accumulated	Total
	capital	premium	to options	option	transactions	reserve	loss	Equity
	USD thousands
Three months ended
March 31, 2013 (unaudited):
Balance as at January 1, 2013	73	58,910	554	-	3,170	2,119	(52,006)	12,820
Total comprehensive loss
for the period	-	-	-	-	-	-	(10,592)	(10,592)
Exercise of share options	(1)	32	-	-	(16)	-	-	16
Share-based payments	-	-	-	-	180	-	-	180
Balance as at
March 31, 2013 (unaudited)	73	58,942	554	-	3,334	2,119	(62,598)	2,424
Three months ended
March 31, 2012 (unaudited):
Balance as at January 1, 2012	55	51,122	1,267	795	2,787	2,400	(44,942)	13,484
Total comprehensive loss
for the period
Loss for the period	-	-	-	-	-	-	(1,253)	(1,253)
Other comprehensive income
for the period	-	-	-	-	-	371	-	371
Total comprehensive loss
for the period	-	-	-	-	-	371	(1,253)	(882)
Exercise of share options	(1) -	713	(713)	-	-	-	-	-
Share-based payments	-	-	-	-	163	-	-	163
Balance as at
March 31, 2012 (unaudited)	55	51,835	554	795	2,950	2,771	(46,195)	12,765

(1)	Less than USD 1 thousand.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Unaudited Condensed Interim Consolidated Statements of Cash Flows

	Three months ended March 31,
	2013	2012
	Unaudited
	USD in thousands (except per share data)
Cash flows used in operating activities:

Loss for the period	(10,592)	(1,253)

Adjustments:

Depreciation and amortization	146	124
Change in fair value of derivative liability on account of warrants	9,907	-
Finance (income) expenses, net	(47)	12
Share-based payment	180	163
Taxes on income	38	2

	10,224	301

Change in inventory	13	(28)
Change in trade and other accounts receivable	(2,203)	(1,623)
Change in prepaid lease fees	(5)	3
Change in trade and other accounts payable	794	435
Change in employee benefits	105	19

	(1,296)	(1,194)

Interest received	58	313
Income tax paid	(35)	(2)

	23	311

Net cash used in operating activities	(1,641)	(1,835)

Cash flows from investing activities:

Proceeds from short-term investments and deposits, net	2,831	2,996
Purchase of fixed assets	(83)	(133)

Net cash provided by investing activities	2,748	2,863

Cash flows used in financing activities:

Prepaid issuance expenses	(160)	-
Proceeds from exercise of share options	16	-

Net cash used in financing activities	(144)	-

Net increase in cash and cash equivalents	963	1,028
Cash and cash equivalents at the beginning of the period	12,797	1,655
Effect of exchange rate differences on balances of
cash and cash equivalents	(16)	94

Cash and cash equivalents at the end of the period	13,744	2,777

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Notes to Condensed Interim Consolidated Financial Statements as of March 31, 2013 (unaudited)

NOTE 1:-                 THE REPORTING ENTITY

Mazor Robotics Ltd. (hereinafter – the “Company”) is an Israeli company incorporated in Israel. The address of the Company’s registered office is 7 HaEeshel St., Caesarea Industrial Park, Caesarea, Israel. The condensed interim consolidated financial statements as at and for the three months period ended March  31, 2013 comprise those of the Company and its wholly owned subsidiary, Mazor Robotics Inc. (together referred to as the “Group”). The Group is a leading innovator in spine surgery and has pioneered surgical guidance systems and complementary products in the spine and brain surgical markets that provide a safer surgical environment for patients, surgeons and operating room staff. The Group engages in the development, production and marketing of innovative medical devices for supporting surgical procedures in the field of orthopedics and neurosurgery. The Group operates in the field of image guided surgery (also known as computer assisted surgery) that enables the use of surgical instruments with high precision and minimal invasiveness and that simplifies complex surgical procedures. Since August 2007, the securities of the Company have been registered for trade on the Tel Aviv Stock Exchange. On May 28, 2013 the Company’s American Depositary shares (ADSs) which represents 2 ordinary shares of the Company, represented by American Depositary Receipts (ADRs), have been registered for trade on NASDAQ capital market.

NOTE 2:-                 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard No. 34, "Interim Financial Reporting", which are not audited and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2012 ("annual financial statements").

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on August 1, 2013.

B.	Use of estimates and judgments:

The preparation of the financial statements in conformity with International Financial Reporting Standards (hereinafter - “IFRSs”) requires management to make judgments, estimates and assumptions that affect the implementation of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

The significant judgments made by management in applying the Group's accounting policies and the key assumptions used in estimates involving uncertainties are consistent with those applied in the annual financial statements.

C.	Change in the functional currency:

The Company determined that its functional currency had changed in September 2012 from New Israeli Shekels (“NIS”) to U.S. dollars (“USD”), as disclosed in Note 2B to the annual financial statements.

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Notes to Condensed Interim Consolidated Financial Statements as of March 31, 2013 (unaudited)

NOTE 3:-                 SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

IFRS 10, Consolidated Financial Statements

IFRS 10 introduces a new single control model for determining whether an investee should be consolidated, which is to be implemented with respect to all investees. De facto power is to be considered when assessing control, which means that the existence of effective control of an investee will require consolidation. When assessing the existence of control, all substantive potential voting rights will be taken into account, and not only potential voting rights that are currently exercisable. The requirements of IAS 27 continue to be valid only for separate financial statements.

Application of IFRS 10 did not have a material effect of the consolidated financial statements.

IFRS 13 Fair Value Measurement (hereinafter – “IFRS 13”)

 IFRS 13 replaces the fair value measurement guidance that previously appeared in various IFRSs. For this purpose, it defines fair value and provides measurement and disclosure guidance. IFRS 13 does not introduce new fair value measurement requirements, but explains how to measure fair value when such measurement is required by other IFRSs.

Furthermore, the disclosure requirements regarding fair value of financial instruments in interim financial statements were expanded. The requirements of IFRS 13 were included in these financial statements as part of Note 5 regarding financial instruments.

IFRS 13 is applicable prospectively while the disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

Application of IFRS 13 did not have a material effect on the consolidated financial position and financial results.

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Notes to Condensed Interim Consolidated Financial Statements as of March 31, 2013 (unaudited)

NOTE 4:-         OPERATING SEGMENTS

A.
The “International” segment was presented in the past as three separate segments – Eastern Europe, Western Europe and Asia. As a result of the change in the first quarter of 2013, in the format of the internal reports to the Group’s Chief Operating Decision Maker (CODM), the aforesaid three segments were grouped into one segment. The comparative data were restated accordingly.

Segment profits and segment assets are not reviewed by the CODM since most of the Company’s expenses and assets cannot be allocated, and are therefore not reflected.

B.	Information about reportable segments:

	Three months ended March 31, 2013
	U.S.A.	International	Total
	USD in thousands
Total revenues	4,065	841	4,906
	Three months ended March 31, 2012
	U.S.A.	International	Total
	USD in thousands
Total revenues	2,259	184	2,443

NOTE 5:-                 DERIVATIVE INSTRUMENTS

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, short-term investments, derivative financial instruments, trade payables, other payables and liabilities to the Chief Scientist of the Israeli Ministry of Industry (OCS) are the same or proximate to their fair value.

(2)	Fair value hierarchy

A.
As at March 31, 2013, investments held for trading in the amount of $ 1,370 thousand are presented at fair value and changes recognized in the income statement. The fair value was determined on the basis of quoted prices (unadjusted) in an active market for identical instruments (level 1).

B.
As at March 31, 2013, a liability in respect of a derivative financial instrument in the amount of $ 13,897 thousand is presented at fair value (level 3) – see Paragraph 3 hereunder for details on the method of determining fair value and a sensitivity analysis.

(3)	Level 3 financial instruments carried at fair value – derivative financial instruments

A.	General

As more fully described in Note 28C(6) to the annual financial statements, on August 8, 2012, the Company signed an investment agreement in which the Company issued to all the Investors together an aggregate of 7,053,529 Ordinary Shares of the Company each ("Issued Shares”) for an aggregate amount of $7.5 million and non-registered warrants to purchase up to 7,053,529 Ordinary Shares of the Company for an amount equal to the portion of the Investment Amount remitted by each Investor, for no additional consideration.

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Notes to Condensed Interim Consolidated Financial Statements as of March 31, 2013 (unaudited)

NOTE 5:-                 DERIVATIVE INSTRUMENTS (CONT.)

(3)	Level 3 financial instruments carried at fair value – derivative financial instruments (cont.)

A.	General (cont.)

The warrants issued to the investor are to purchase a variable number of the Company's shares, thereby representing a financial liability that is a derivative instrument. This liability is measured at fair value (level 3) throughout the entire reporting period and changes in fair value are recognized in the statement of income under the financing item. This liability is measured at fair value using standard valuation technique for this type of instrument (Monte Carlo model) on the basis of the following inputs:

	March 31,	December 31,	Date of
	2013	2012	issuance
Observable inputs:
Share price (NIS)	15.590	8.385	5.734
NIS/dollar Exchange rate	3.648	3.733	3.918

Unobservable inputs:
Expected volatility	45.57%	44.26%	45.5%
Risk-free interest rate	1.05%	1.71%	2.18%
Correlation between the share price and the change
in the exchange rate	(1.5)%	(13.99)%	(14.71)%
Estimated life - if mandatory exercise will occur (years)	0.23	0.48	0.74
Estimated life - if mandatory exercise will not occur (years)	2.5	2.74	3

Exercise price -  for each Warrant Share that is the lower of: (a) NIS 6.00 (approximately 1.5 USD); and (b) the average price of the Company’s share on the TASE in the 10 trading days\preceding exercise (according to the Rate of Exchange)

The Company estimate that there is a 90% probability that mandatory exercise will occur.

The issuance proceeds were recorded on the date of issuance as follows:

USD in thousands

Proceeds from share options and shares issue	7,500
Issuance expenses	(202)
Proceeds, net	7,298
Amount recorded as equity	6,123
Amount recorded as liabilities	1,175

Transaction costs in the amount of $ 33 thousand that are attributable to the liability component were recognized directly in financing expenses.

Movement in the derivative instruments
USD in thousands

Date of Issuance (September 27, 2012)	1,175
Finance expenses (revaluation)	2,815
As of December 31, 2012	3,990
Finance expenses (revaluation)	9,907
As of March 31, 2013	13,897

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Notes to Condensed Interim Consolidated Financial Statements as of March 31, 2013 (unaudited)

NOTE 5:-                 Derivative instruments (cont.)

(3)	Level 3 financial instruments carried at fair value – derivative financial instruments (cont.)

B.	Presented hereunder is a sensitivity analysis of the effect of a change in the share price on profit or loss and equity as a result of changes in the fair value of the derivative financial instrument:

	Changes in fair value of Derivative instruments
Share price (NIS)	18.708	17.149	15.59	14.031	12.472
Change	20%	10%	0%	-10%	-20%
	USD in thousands

Effect of changes in the
price of Company's share on
income statement and equity	(4,276)	(2,185)	-	2,188	4,208

NOTE 6:-                 SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

Approval of the employment terms of the Company’s CEO

On March 31, 2013, based on the recommendations of the Company’s compensation committee and board of directors, and following the return of the CEO to Israel, the Company’s shareholders’ meeting approved an amendment to the employment terms of the Company’s CEO effective as of January 1, 2013, as follows:

1.	The CEO’s monthly salary will be NIS 65,000 (gross).

2.
The CEO will be entitled to an annual bonus of up to six monthly salaries (gross) based on the achievement of targets that will be defined by the parties and approved each year as required by law (“the targets plan”), and to a bonus of options to purchase ordinary shares of the Company (“options”), with any amount beyond the aforesaid six monthly salaries being paid by means of a grant of options having a total value of one monthly salary (gross) (the number of options will be calculated according to the Black and Scholes model), so that the CEO will be entitled to a maximum annual bonus of 7 monthly salaries (gross).

3.
The Company will deposit 15.83% of the compensation each month, of which 8.33% will be on account of severance pay (it was agreed that the said amount will replace the payment of severance pay upon termination of employment, and that the CEO will be entitled to the amount that accumulates in any case of termination of employment, other than in the exceptions indicated in the agreement) and 7.5% will be deposited as the employer’s pension contribution. The Company will insure the CEO for loss of working capacity, at its expense, at an amount of up to 2.5% of the compensation. The CEO is also entitled to a study fund, for which the Company deposits an amount equal to 7.5% of the monthly compensation the CEO is entitled to receive, and the CEO deposits an additional amount equal to 2.5% of his monthly salary.

4.
The CEO is entitled to the reimbursement of reasonable expenses incurred while performing his duties, according to the Company’s policies, including a full reimbursement of cell phone expenses, local and foreign travel expenses, and car maintenance and use expenses.

5.
Furthermore, if the CEO should resign from his position as CEO of the Company or be dismissed (other than in the event of breach of trust), the CEO will be entitled to all the compensation components described above for 4 months (in case of resignation) or 6 months (in case of dismissal) from the date of termination of the employer-employee relations, which will be paid to the CEO as a lump sum, unless he continues to work with the Company or any of the subsidiaries.

MAZOR ROBOTICS LTD. AND ITS SUBSIDIARY

Notes to Condensed Interim Consolidated Financial Statements as of March 31, 2013 (unaudited)

NOTE 7:-         SUBSEQUENT EVENTS

1.
The Company has completed the conditions necessary to receive the second tranche of the investment funds pursuant to financing agreement dated August 8, 2012 with a group of institutional and accredited investors, led by Oracle Investment Management Group as described in Note 28C(6) to the consolidated financial statements as at December 31, 2012. On May 28, 2013 (“the notice date”), the Company provided the investors with a notice of mandatory exercise, pursuant to which the investors shall within 30 days, exercise their warrants according to the investment agreement.  As of the issuance date of this report, all such warrants have been exercised into a fixed number of 4,996,251 ordinary shares, as determined at the notice date, for the second tranche amount of $7.5 million.

2.
From April 1, 2013 until the issuance date of this report, the Company issued an aggregate of 834,000  Ordinary Shares in connection with the exercise of warrants issued in a private placement in February 2011. Total aggregate consideration received for these issuances was NIS 11,676,000 (approximately $3,200,657).

3.
From April 1, 2013 until the issuance date of this report, the Company issued an aggregate of 113,438 Ordinary Shares in connection with the exercise of stock options. Total aggregate consideration received for these issuances was approximately $252,500.

4.
On May 13, 2013  and on August 1, 2013 the Board of Directors approved an increase in number of total options to be granted under the 2011 option plan by 342,110 and 728,787, respectively, to a total of 3,262,529 options.

Set forth below are the highlights of the Board of Director option grant approvals from April 1, 2013 until the issuance date of this report:

				Contractual life
Grant		Number of	Vesting period	of the option	Average exercise
Date	Oferees	Option Grants *	(years)	(years)	Price (USD)**

28/05/13	CEO	11,577	1-2	7	4.81
13/05/13	Employees	177,000	1-3	7	4.87
13/05/13	Consultant	10,000	1-3	7	4.87
01/08/13	Employees	196,000	1-3	7	6.87

*	The conversion ratio is one share for each one of the option grants.
**	The exercise price nominated in NIS.

American Depositary Shares

Representing Ordinary Shares

PROSPECTUS  , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors, Officers and Employees

    An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our amended and restated articles of association contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the Company's activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

    In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction; and

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the Company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

•	a breach of duty of care to the Company or to a third party;

•
a breach of duty of loyalty to the Company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company; and

•	Financial liabilities imposed on the office holder for the benefit of a third party.

    An Israeli company may not, however, indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act committed with intent to derive unlawful personal benefit; or

•	a fine, monetary sanction, penalty or forfeit levied against the office holder.

    Under the Israeli Companies Law, indemnification and insurance of office holders must be approved by our compensation committee, our Board of Directors and, in certain circumstances, by our shareholders.  We have obtained directors' and officers' liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law. In addition, we have entered into indemnification agreements with each of our directors and officers providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries', directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.    Recent Sales of  Unregistered Securities

During 2010, we issued an aggregate of 30,000 Ordinary Shares in connection with the exercise of stock options under the 2003 Plan. Total aggregate consideration received for these issuances was approximately $70,000.

During 2011, we issued an aggregate of 19,428 Ordinary Shares in connection with the exercise of stock options under the 2003 Plan and series 2 warrants. Total aggregate consideration received for these issuances was approximately $53,000.

In February 2011, we issued 2,421,053 of our Ordinary Shares, and warrants exercisable for 968,241 of our Ordinary Shares, in a private placement. The per share price at the issuance was NIS 9.5, or approximately $2.66 (based on the exchange rate reported by the Bank of Israel for that date); the warrants were offered for no further consideration. The exercise price of the warrants is NIS 14, or approximately $3.93 (based on the exchange rate reported by the Bank of Israel for that date) per share.

During 2012, we issued an aggregate of 3,850 of our Ordinary Shares in connection with the exercise of stock options under the 2003 Plan. Total aggregate consideration received for these issuances was approximately $3,000.

In September 2012, we issued 7,053,529 of our Ordinary Shares, and warrants exercisable for 7,053,529 of our Ordinary Shares, in a private placement. Total aggregate consideration received for these issuances was approximately $7,500,000.

From January 1, 2013 until August 2, 2013, we issued an aggregate of 4,996,251 Ordinary Shares in connection with the exercise of warrants issued in the September 2012 private placement. Total aggregate consideration received for these issuances was approximately $7,500,000.

From January 1, 2013 until August 2, 2013, we issued an aggregate of 122,500 of our Ordinary Shares in connection with the exercise of stock options under the 2003 Plan. Total aggregate consideration received for these issuances was approximately $259,000.

From January 1, 2013 until August 2, 2013, we issued an aggregate of 834,000 of our Ordinary Shares in connection with the exercise of warrants issued in a private placement in February 2011. Total aggregate consideration received for these issuances was approximately $3,200,657.

Item 8.    Exhibits and Financial Statement Schedules

Exhibits:

Exhibit	Description

1.1	Form of Underwriting Agreement (to be filed by amendment).

3.1*	Articles of Association of Mazor Robotics Ltd. (unofficial English translation from Hebrew original).

4.1*
Form of Deposit Agreement between Mazor Robotics Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.

4.2*	Form of Ordinary Shares Purchase Warrant issued to the Oracle Investors in August 2012.

4.3*	Registration Rights Agreement dated September 27, 2012, among Mazor Robotics Ltd. and the Oracle Investors.

5.1	Opinion of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP (to be filed by amendment).

10.1*	Mazor Robotics Ltd. 2003 Stock Option Plan. #

10.2*	Mazor Robotics Ltd. 2011 Share Option Plan. #

10.3*
Summary of Lease Agreement dated April 30, 2003, between Mazor Robotics Ltd. and Hayel Investments and Properties Ltd., as amended on March 27, 2007, February 28, 2009, September 16, 2009, and July 10, 2011.

10.4*	Share Purchase Agreement dated August 8, 2012, among Mazor Robotics Ltd. and the Oracle Investors.

10.5*	Form of Allocation Agreement used in February 2011 private placement with the Phoenix Insurance Company and Leader Underwriters (1993) Ltd. (unofficial English translation from Hebrew original).

10.6*	Employment Agreement dated December 26, 2007, between Mazor Robotics Ltd. and Jonathan Adereth (unofficial English translation from Hebrew original). #

10.7*	Personal Employment Agreement dated April 9, 2013, between Mazor Robotics Ltd. and Ori Hadomi. #

10.8*	Employment Agreement dated December 12, 2007, between Mazor Robotics Ltd. and Sharon Levita (unofficial English translation from Hebrew original). #

10.9*^	Sub-Contracting and Supply Agreement dated September 28, 2005, between Mazor Robotics Ltd. and MPS Micro Precision Systems AG.

10.10*	Extension letter dated January 18, 2013, to the Sub-Contracting and Supply Agreement dated September 28, 2005, between Mazor Robotics Ltd. and MPS Micro Precision Systems AG.

10.11*^	Manufacturing Agreement dated February 15, 2005, between Mazor Robotics Ltd. and Yizrael Tamuz Ltd.

10.12*	Extension letter dated January 10, 2013, to the Manufacturing Agreement dated May 15, 2005, between Mazor Robotics Ltd. and Yizrael Tamuz Ltd.

10.13*	Form of Directors and Officers Letter of Indemnification and Letter of Exemption (unofficial English translation from Hebrew original).

10.14*	Employment Agreement dated November 28, 2000, between Mazor Robotics Ltd. and Eliyahu Zehavi, including an amendment thereto dated January 2003 (unofficial English translation from Hebrew original). #

10.15*	Employment Agreement dated July 22, 2003, between Mazor Robotics Ltd. and Avi Posen (unofficial English translation from Hebrew original). #

10.16*	Commercial Lease Agreement dated March 7, 2013, between Mazor Robotics Inc. and ACM DT Properties, LLC.

21.1*	List of Subsidiaries.

23.1	Consent of Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International independent registered public accounting firm.

23.2	Consent of Financial Immunities Dealing Room Ltd.
____________

^	Confidential treatment granted as to certain portions.
*	Incorporated by reference to the Company’s Registration Statement on Form 20-F (No. 001-35920) filed on May 10, 2013.

#	Management contract or compensatory plan.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9.    Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes:

(1)           That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in        ,              on                 , 2013.

MAZOR ROBOTICS LTD.

By:
Ori Hadomi
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Mazor Robotics Ltd. hereby constitute and appoint Ori Hadomi and Sharon Levita, and each of them singly, with full power of substitution, our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors	, 2013
Jonathan Adereth

	Director	, 2013
Ori Hadomi

	Director	, 2013
Gil Bianco

	Director	, 2013
David Schlachet

	Director	, 2013
Sarit Soccary Ben-Yochanan

	Chief Executive Officer	, 2013
Ori Hadomi	(principal executive officer)

	Chief Financial Officer	, 2013
Sharon Levita	(principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Mazor Robotics Inc., the duly authorized representative in the United States of Mazor Robotics Ltd., has signed this registration statement on                  , 2013.

MAZOR ROBOTICS LTD.

By:
Name: Ori Hadomi
Title: Chief Executive Officer